

2017
PROXY STATEMENT
ANNUAL MEETING OF
STOCKHOLDERS MEETING NOTICE

CREATE • MANAGE • OPTIMIZE • DELIVER



Notice of Annual Meeting of Stockholders

WHEN:	**WHERE**	**RECORD DATE**
Thursday, May 18, 2017	Hotel Indigo	The close of business
11 a.m. Central time	120 Water Street	March 31, 2017
	Naperville, Illinois 60540	

Dear Stockholders:

We are pleased to invite you to the R.R. Donnelley & Sons Company 2017 Annual Meeting of Stockholders.

Items of Business

Item 1.   To elect the nominees identified in this proxy statement to serve as directors until the 2018 Annual Meeting of Stockholders

Item 2.   To approve, on an advisory basis, the compensation of our named executive officers

Item 3.   To approve, on an advisory basis, the frequency of advisory votes on executive compensation

Item 4.   To approve the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm

Item 5.   To approve the 2017 Performance Incentive Plan

Item 6.   To transact other business as may properly come before the meeting and any adjournments or postponements of the meeting

Stockholders of record as of the close of business on March 31, 2017 are entitled to vote at the 2017 Annual Meeting of Stockholders and any postponement or adjournment thereof. On the record date, there were 70,008,960 shares of common stock of R.R. Donnelley & Sons Company ("RR Donnelley" or the "Company") issued and outstanding and entitled to vote at the meeting.

Your vote is important! We strongly encourage you to exercise your right to vote as a stockholder. Please sign, date and return the enclosed proxy card or voting instruction card in the envelope provided. You may also vote by calling the toll-free number or logging on to the Internet — even if you plan to attend the meeting. You may revoke your proxy at any time before it is exercised.

You will find instructions on how to vote on page 13. While most stockholders vote by proxy and do not attend the meeting in person, as long as you were a stockholder at the close of business on March 31, 2017, you are invited to attend the meeting, or to send a representative. Please note that only persons with an admission ticket or evidence of stock ownership, or who are guests of the Company, will be admitted to the meeting.

By Order of the Board of Directors,

Deborah L. Steiner
General Counsel and Corporate Secretary

April 10, 2017

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on May 18, 2017

This proxy statement and our annual report to stockholders are available on the Internet at www.rrdonnelley.com/proxymaterials. On this site, you will be able to access our 2017 Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2016, and all amendments or supplements to the foregoing materials that are required to be furnished to stockholders.



Table of Contents

Proposals

Proposal 1: Election of Directors **1**

Proposal 2: Advisory Vote to Approve Executive Compensation **5**

Proposal 3: Advisory Vote on the Frequency of Advisory Votes on Executive Compensation **7**

Proposal 4: Ratification of Independent Registered Public Accounting Firm **7**

Proposal 5: Approval of the 2017 Performance Incentive Plan **8**

Questions and Answers About How to Vote Your Proxy **13**

Company Information

The Board's Committees and Their Functions **16**

Policy on Attendance at Stockholder Meetings **18**

Corporate Governance **18**

Stock Ownership

Beneficial Stock Ownership of Directors, Executives and Large Stockholders **22**

Compensation Discussion & Analysis

Compensation Program Design **24**

Compensation Philosophy **24**

Compensation Best Practices **25**

Compensation Overview **25**

2016 Pre-Spin Compensation **26**

Pre-Spin Peer Group **26**

Pre-Spin Compensation Package **26**

2016 Post-Spin Compensation Package **32**

Post-Spin Peer Group **32**

Post-Spin Compensation Package **32**

Certain Other Policies Applicable Pre-Spin and Post-Spin **34**

Operation of the Human Resources Committee **34**

Role of Compensation Consultant **34**

Role of Management **34**

Risk Assessment **35**

Tax Deductibility Policy **35**

Stockholder Outreach **35**

Stock Ownership Guidelines **35**

Human Resources Committee Report **35**



Executive Compensation

2016 Summary Compensation Table **36**

2016 Grants of Plan-Based Awards **38**

Grants of Plan-Based Awards Table **38**

Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table **39**

Salary and Bonus in Proportion to Total Compensation **39**

Outstanding Equity Awards at 2016 Fiscal Year-End Table **40**

2016 Option Exercises and Stock Vested Table **41**

Pension Benefits **41**

2016 Pension Benefits Table **42**

Nonqualified Deferred Compensation **43**

2016 Nonqualified Deferred Compensation Table **43**

Potential Payments Upon Termination or Change in Control

Termination Other Than After a Change in Control **44**

Termination After a Change in Control **44**

Potential Payment Obligations Under Employment Agreements upon Termination of Employment **45**

Director Compensation

Pre-Spin Director Compensation Program **51**

Post-Spin Director Compensation Program **51**

2016 Non-Employee Director Compensation Table **53**

Certain Transactions **54**

Section 16(a) Beneficial Ownership Reporting Compliance **54**

Report of the Audit Committee **55**

The Company's Independent Registered Public Accounting Firm **56**

Submitting Stockholder Proposals and Nominations for 2018 Annual Meeting **57**

Discretionary Voting of Proxies on Other Matters **57**

Appendix A: R.R. Donnelley & Sons Co. 2017 Performance Improvement Plan **A-1**



Proposals

1. ELECTION OF DIRECTORS

The following information about the business background of each person nominated by the Board of Directors (the "Board") has been furnished to the Company by the nominees for director. Each director will serve until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier resignation, removal, or death.

On October 1, 2016, we completed the previously announced separation and distribution to our stockholders of our financial communications and data services business and our publishing and retail-centric print services and office products business into two separate publicly-traded companies (the "Spinoff"). At the time of the Spinoff, the Corporate Responsibility & Governance Committee of our Board evaluated the specific qualifications and experiences that would be needed by the members of the Board after the Spinoff to ensure that the Board was comprised of directors who bring diverse viewpoints, skills and professional experience, while ensuring continuity of leadership within the Board. Messrs. McLevish and Phipps and Ms. Moldafsky, each of whom was recommended to us by a third party search firm, joined the Board following the Spinoff.

Described below are certain individual qualifications, experiences and skills of our directors that contribute to the Board's effectiveness as a whole.



Board Diversity	
Tenure	**Director Independence**

3 yrs
average tenure

1-3 years
4-7 years
8+ years

86%
(6 out of 7)

Board Skills

 **Financial**
86%
(6 out of 7 members of the Board)

 **Global Business**
71%
(5 out of 7 members of the Board)

 **Governance**
43%
(3 out of 7 members of the Board)

 **Leadership**
100%
(7 out of 7 members of the Board)

 **Sales & Marketing**
43%
(3 out of 7 members of the Board)

 **Strategy**
71%
(5 out of 7 members of the Board)

This proxy statement is issued by RR Donnelley in connection with the 2017 Annual Meeting of Stockholders scheduled for May 18, 2017. This proxy statement and accompanying proxy card are first being mailed to stockholders on or about April 10, 2017.

 **Our Board of Directors Recommends a Vote FOR Each Nominee for Director**

The names of the nominees, along with their present positions, their principal occupations, their current directorships held with other public corporations, as well as such directorships held during the past five years, their ages and the year first elected as a director, among other things, are set forth below.

Daniel L. Knotts

Current Directorships:
None

Former Directorships:
None

Age: 52

Director since: 2016

   

Daniel L. Knotts has served as a member of our Board since 2016.

Since October 2016, Mr. Knotts has been the Chief Executive Officer of R.R. Donnelley. Prior to that, Mr. Knotts was the Company's Chief Operating Officer since 2013. He served as Group President from 2008 until 2012 and, from 2007 until 2008, he served as Chief Operating Officer of the Global Print Solutions business. From 1986 until 2007, Mr. Knotts held positions of increasing responsibility at RR Donnelley within finance, operations, sales management and business unit leadership at various locations in the United States including serving as Senior Vice President of Operations for the Magazine Business, President of the Specialized Publishing Services business and President of the Magazine, Catalog and Retail businesses.

Qualifications:
Mr. Knotts brings over 30 years of experience in the printing industry. He has served in various operational and leadership capacities throughout the Company and his deep knowledge of the industry and the Company give him unique strategic insights.

John C. Pope

Current Directorships:
The Kraft Heinz Company
Waste Management, Inc.
Talgo SA

Former Directorships:
Con-way, Inc.
Dollar Thrifty Automotive
    Group, Inc.
Federal-Mogul Corporation
Navistar International
    Corporation
Kraft Foods, Inc.
MotivePower Industries

Age: 68

Director since: 2004

    

John C. Pope is the Chairman of our Board. Mr. Pope has been a member of our Board since 2004.

Mr. Pope has served as the Chairman of PFI Group, LLC, a private investment company, since 1994. From 1988 until 1994, Mr. Pope served in various capacities at United Airlines and its parent company UAL Corporation, including serving as President, Chief Operating Officer and a director.

Qualifications:
Mr. Pope's experience as chairman and senior executive of various public companies provides financial, strategic and operational leadership experience. He is an audit committee financial expert based on his experience as chief financial officer of a public company as well as his experience as a member and chairman of other public company audit committees. He has considerable corporate governance experience through years of service on other public company boards in a variety of industries.

Susan M. Gianinno

Current Directorships:
None

Former Directorships:
A.T. Cross, Inc.

Age: 68

Director since: 2013

   

Susan M. Gianinno has served as a member of our Board since 2013. Ms. Gianinno is the Chairman of our Corporate Responsibility & Governance Committee.

Since 2014, Ms. Gianinno has served as the Chairman of Publicis Worldwide, North America, an advertising agency network, and, in 2017, also became the Chairman of Publicis Academy. She was the Chairman and CEO of Publicis USA from 2003 to 2014. In addition, from 2014 until 2015, Ms. Gianinno was an Advanced Leadership Fellow at Harvard University. Prior to joining Publicis, Ms. Gianinno was a member of the Executive Committee of BCom3 Group, Inc., an advertising agency, until 2002, and Chairman and President of D'Arcy Masius Benton & Bowles, Inc. from 1998 to 2012.

Qualifications:
Ms. Gianinno's experience as chief executive officer and president of various companies in the advertising industry gives the Board a different perspective regarding the ways in which new media, the internet and e-commerce have affected the advertising industry and the broader strategies of the Company's clients.

BOARD SKILLS KEY   Financial $ Global Business ⊕   Governance ⚖   Leadership 🛍   Sales & Marketing ⤴   Strategy ◎

Jeffrey G. Katz

Current Directorships:
CA Technologies, Inc.

Former Directorships:
Digital River, Inc.
Northwest Airlines
LeapFrog Enterprises, Inc.
Orbitz, Inc.

Age: 61

Director since: 2013

   

Jeffrey G. Katz has served as a member of our Board since 2013.

Since 2016, Mr. Katz has served as the Chief Executive Officer of Journera, LLC (formerly Dihedral, LLC), an experience management platform for the travel industry. From 2010 until 2014, Mr. Katz served as Chief Executive Officer of Wize Commerce Inc., a global leader in online monetization and traffic acquisition technologies. Prior to that, Mr. Katz held various positions at LeapFrog Enterprises, Inc., a digital educational toys and games business, including serving as the Executive Chairman of LeapFrog LLC from 2010 to 2011, the Chairman, President and Chief Executive Officer of LeapFrog Enterprises, Inc. from 2009 to 2010, the President and Chief Executive Officer from 2006 to 2009 and in non-executive director positions from 2005 to 2006.

Mr. Katz is the founding Chairman of, and, from 2000 to 2004 served as the President and Chief Executive Officer of, Orbitz, Inc., a global online travel company. He held various positions at SwissAir Group, American Airlines, Inc., and Lawrence Livermore National Laboratory prior to founding Orbitz.

Qualifications:
Mr. Katz's experience as a chief executive officer and chairman of high performance digital organizations helps the Board further the Company's evolution in its role as a global provider of integrated communications, provides valuable insight for the Company as to the issues and opportunities facing the Company and provides experience in strategic planning and leadership of evolving organizations. He is an audit committee financial expert based on his chief executive officer experience, including his experience supervising a principal financial officer, and has considerable corporate governance experience through his years of service on other public company boards in a variety of industries.

Timothy R. McLevish

Current Directorships:
Kennametal, Inc.
Lamb Weston Holdings, Inc.

Former Directorships:
ConAgra Foods, Inc.
URS Corporation
US Foods, Inc.

Age: 62

Director since: 2016

   

Timothy R. McLevish has been a member of our Board since 2016. Mr. McLevish serves as the Chairman of our Audit Committee.

Since November 2016, Mr. McLevish has been the Executive Chairman of Lamb Weston Holdings, Inc., a global leader in processing frozen potatoes for food service, quick serve restaurants and retail. From 2015 until 2016, Mr. McLevish served as Senior Advisor to the Chief Executive Officer of Walgreens Boots Alliance, Inc., a retail drug store chain. Prior to this, he served as their Executive Vice President and Chief Financial Officer from 2014 until 2015. From 2007 to 2014, Mr. McLevish held various positions with Kraft Foods Group, Inc. and its predecessor company Kraft Foods, Inc., manufacturers and marketers of packaged food products, including serving as Executive Vice President and Chief Financial Officer of Kraft Foods Group from 2012 to 2013, Executive Vice President and advisor to the Chief Executive Officer of Kraft Foods, Inc. from 2011 until 2013 and as Chief Financial Officer of Kraft Foods, Inc. from 2007 to 2011. From 2002 until 2007, Mr. McLevish was the Senior Vice President and Chief Financial Officer of Ingersoll-Rand Company Limited, a diversified industrial company. Mr. McLevish was the Vice President and Chief Financial Officer of Mead Corporation, a manufacturer of wood products, from 1999 to 2002.

Qualifications:
Mr. McLevish's experience as chief financial officer of multiple multinational companies brings deep financial and global business experience to the Board. He is an audit committee financial expert based on his experience as chief financial officer of public companies and brings deep knowledge of financial reporting, internal controls and procedures and risk management to our Board. Mr. McLevish also has considerable corporate governance experience gained through his years of experience on other public company boards, including serving as the Executive Chairman of the Board of Lamb Weston Holdings, Inc.

Jamie Moldafsky

Current Directorships:
None

Former Directorships:
None

Age: 55

Director since: 2016

   

Jamie Moldafsky has been a member of the Board since 2016.

Ms. Moldafsky has served as the Chief Marketing Officer of Wells Fargo & Company, a global banking and financial services company, since 2011 and Executive Vice President, Sales, Marketing, Strategy & Home Equity from 2005 to 2011. Prior to this, she held various marketing, general management and leadership positions at several companies including Whirlpool Corporation, Charles Schwab Corporation, Applause Enterprises, Inc. and American Express Company.

Qualifications:
Ms. Moldafsky's extensive sales and marketing experience provides the Board with a combination of operational and strategic insights. Her experience in marketing and digital communications provides leadership and innovative thinking which will further the Company's evolution as a global provider of integrated communications.

BOARD SKILLS KEY   Financial Ⓢ   Global Business ⊕   Governance ⚖   Leadership 🛆   Sales & Marketing ⤢   Strategy ◎

P. Cody Phipps

Current Directorships:
Owens & Minor, Inc.

Former Directorships:
Con-Way, Inc.
Essendant, Inc.

Age: 55

Director since: 2016

  

P. Cody Phipps has been a member of our Board since 2016. Mr. Phipps serves as the Chairman of our Human Resources Committee.

Since 2015, Mr. Phipps has served as the President, Chief Executive Officer and a member of the board of directors of Owens & Minor, Inc., a medical device and supply company. From 2003 until 2015, Mr. Phipps held various leadership positions at Essendant, Inc. (formerly United Stationers, Inc.), a wholesale distributor of workplace supplies, furniture and equipment, including serving as the President, Chief Executive Officer and member of the board of directors from 2011 to 2015. Previously, he was a Partner at McKinsey & Company, Inc., where he co-founded and led its service strategy and operations initiative, which focused on driving operational improvements in complex service and logistic environments.

Qualifications:
Mr. Phipps' experience as president and chief executive officer of multiple companies helps the Board further the Company's role as a global provider of integrated communications and provides experience in strategic planning and leadership of evolving organizations. His extensive experience as a strategic consultant helps the Board supervise the Company's ongoing drive for operational improvements.

BOARD SKILLS KEY	Financial $	Global Business ⊕	Governance ⚖	Leadership 🗂	Sales & Marketing ⟋	Strategy ◎

In 2016, the Board met fifteen times. Each director of the Company during 2016 attended at least 75% of the total number of meetings of the Board and those committees of which the director was a member during the period he or she served as a director.

If any nominee does not stand for election, proxies voting for that nominee may be voted for a substitute nominee selected by the Board. The Board may also choose to reduce the number of directors to be elected at the meeting.

Only directors that receive a majority of the votes cast "FOR" their election will be elected. In the event that an incumbent director is not reelected, the Company's *Principles of Corporate Governance* require that director to promptly tender his or her resignation. The Board will accept this resignation unless it determines that the best interests of the Company and its stockholders would not be best served by doing so.

The Board recommends that the stockholders vote <u>FOR</u> each of our nominees for director.

2. ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

 **The Board recommends a vote <u>FOR</u> the approval, on an advisory basis, of the advisory resolution on Say-on-Pay**

As required by Section 14A of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company is presenting a proposal that gives stockholders the opportunity to cast an advisory (non-binding) vote on our executive compensation for our named executive officers (our "NEOs") by voting for or against it ("Say-on-Pay"). At the 2011 Annual Meeting, stockholders were asked to vote on an advisory (non-binding) basis on whether the Say-on-Pay vote should be held annually, every two years or every three years. Our stockholders indicated a preference for holding such a vote on an annual basis. As a result of such vote on the frequency of the Say-on-Pay vote, our Board has since held an advisory (non-binding) vote to approve our executive compensation every year.

The Company received a 95.32% vote in support of its executive compensation program in the 2016 Say-on-Pay advisory vote. During the course of 2016, the Company continued its practice of engaging with stockholders about various corporate governance topics including executive compensation. The feedback received from investors and the results of past advisory votes were taken into consideration by the Board's Human Resources Committee (the "HR Committee") in the review and administration of our program throughout the year and in the full scale evaluation of executive compensation that was conducted in 2016.

For 2016, the effective and timely execution of the Spinoff was the primary consideration for the HR Committee when designing the compensation plan. Given the tremendous amount of work that needed to be accomplished in order to split RR Donnelley into three publicly-traded companies, the Board and the HR Committee recognized the need to keep all employees, including, in particular, the NEOs, focused on the execution of the Spinoff, and to ensure retention of key executives throughout the Spinoff.

As discussed in the *Compensation Discussion and Analysis* beginning on page 24, we believe the 2016 compensation decisions and the overall executive compensation program are tailored to our business strategies, including taking into account the effect of the Spinoff, aligning pay with performance and taking into account the feedback received from our investors.

In 2016, compensation for the NEOs was comprised of three major components: base salary, annual incentive compensation and long-term incentive compensation. In addition, the NEOs were eligible to participate in benefit programs generally available to other executives within the Company and other benefits provided to certain executives as further described under *Benefit Programs* beginning on page 31 of this proxy statement.

As in prior years, in addition to the foregoing, RR Donnelley's 2016 compensation philosophy was guided by five principles:

- establish target compensation levels that are competitive within the industries and markets in which we compete for executive talent;

- structure compensation so that our executives share in our short- and long-term successes and challenges by varying compensation from target levels based upon business and individual performance;

- link pay to performance by making a substantial percentage of total executive compensation variable, or "at risk," through annual incentive compensation and long-term incentive awards;

- base a substantial portion of each NEO's long-term incentive award on performance measures while maintaining a meaningful portion that vests over time and is therefore focused on the retention of top talent; and

- align a significant portion of executive pay with stockholder interests through equity awards and stock ownership requirements.

Consistent with our compensation philosophy, RR Donnelley has adopted the following compensation best practices:

- the HR Committee determined that any future executive officer agreements would not include any gross-up for excise taxes and amended existing executive officer agreements to remove pre-existing gross-ups following the Spinoff;

- overall compensation levels target market survey data medians and, where available, peer group medians, with a range of opportunity to reward strong performance and withhold rewards when objectives are not achieved;

- equity plans do not permit option re-pricing or option grants below fair market value;

- no tax gross-ups on any supplemental benefits or perquisites;

- policy that prohibits employees, directors and certain of their immediate family members from pledging, short sales, trading in publicly traded options, puts or calls, hedging or similar transactions with respect to our stock;

- no payment or accrual of dividends on performance share units ("PSUs") or restricted share units ("RSUs") issued to executives;

- limited perquisites provided to executive officers;

- clawback policy covering all executive officers;

- the HR Committee hired Willis Towers Watson Human Resources Consulting ("Willis Towers Watson") as its executive compensation consultant because of their expertise and years of experience as well as their previous work with the HR Committee on the full scale evaluation of all our executive compensation programs;

- meaningful stock ownership requirements for senior management, including executive officers, to further strengthen the alignment of management and stockholder interests; and

- annual review of the executive compensation program by the HR Committee to determine how well actual compensation targets and levels met our overall philosophy and targeted objectives in comparison to both market data and, where available, peer group data.

This proposal gives our stockholders the opportunity to express their views on the overall compensation of our NEOs and the philosophy, policies and practices described in this proxy statement.

The Say-on-Pay vote is an advisory vote only and, therefore, it will not bind the Company or our Board. However, the Board and the HR Committee will consider the voting results as appropriate when making future decisions regarding executive compensation.

The affirmative vote of the holders of a majority of the shares of the Company's common stock present in person or by proxy at the 2017 Annual Meeting and entitled to vote on the advisory resolution on executive compensation is required to approve the proposal.

For the reasons discussed above, we are asking our stockholders to indicate their support for our NEOs' compensation by voting FOR the following resolution at the 2017 Annual Meeting:

"RESOLVED, that the Company's stockholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion & Analysis, the 2016 Summary Compensation Table and the other related tables and disclosures in this Proxy Statement."

The Board recommends that the stockholders vote FOR approval, on an advisory basis, of the compensation of our NEOs as disclosed in this proxy statement.

3. ADVISORY VOTE ON THE FREQUENCY OF ADVISORY VOTES ON EXECUTIVE COMPENSATION

 **The Board recommends a vote, on an advisory basis, to hold Say-on-Pay votes every <u>1 YEAR</u>**

Pursuant to Section 14A of the Exchange Act, we are asking stockholders to vote, on an advisory, non-binding basis, for their preference as to whether the Company should hold future advisory Say-on-Pay votes (similar to what is reflected in Proposal 2) every one, two or three years. Stockholders, if they wish, may abstain from voting on this proposal.

After careful consideration of this proposal, our Board of Directors has determined that it is appropriate and in the best interests of the Company to continue to hold a Say-on-Pay vote every year for a number of reasons, including the following:

- an annual Say-on-Pay vote will allow us to obtain stockholder input on our executive compensation program on a consistent basis, which aligns closely with our objective to engage in regular dialogue with our stockholders on corporate governance matters, including our executive compensation philosophy, policies and practices;

- an annual Say-on-Pay vote provides the highest level of accountability and communication by enabling the Say-on-Pay vote to correspond with the most recent executive compensation information presented in our proxy statement for the annual meeting; and

- an annual Say-on-Pay vote reflects sound corporate governance principles and is consistent with a majority of institutional investor policies.

Stockholders are not voting to approve or disapprove of the Board's recommendation. Instead, stockholders are provided with four choices with respect to this proposal: one year, two years, three years or stockholders may abstain from voting on the proposal.

This vote is an advisory vote only, and therefore it will not bind the Company or our Board. However, the Board and the HR Committee will consider the voting results when reviewing our policy on the frequency of future Say-on-Pay votes.

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be considered by the Board as the stockholders' recommendation as to the frequency of future Say-on-Pay votes. Nevertheless, the Board may decide that it is in the best interests of our stockholders and the Company to hold Say-on-Pay votes more or less frequently than the option approved by our stockholders.

Stockholders may cast their advisory vote to conduct advisory votes on executive compensation every "1 Year", "2 Years" or "3 Years", or stockholders may "Abstain."

The Board of Directors recommends that the stockholders vote, on an advisory basis, for every <u>1 YEAR</u> as the frequency with which the advisory Say-on-Pay vote should be held.

4. RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 **The Board and the Audit Committe recommend a vote <u>FOR</u> the ratification of the appointment of Deloitte & Touche as our independent registered public accounting firm for 2017**

Proposal 4 is the ratification of the Audit Committee's appointment of Deloitte & Touche LLP as the independent registered public accounting firm to audit the financial statements of the Company for fiscal year 2017. In the event the stockholders fail to ratify the appointment, the Audit Committee will reconsider this appointment. The Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the Company's and its stockholders' best interests. Representatives of Deloitte & Touche LLP will be present at the meeting. They will be available to respond to your questions and may make a statement if they desire.

The affirmative vote of the holders of a majority of the shares of the Company's common stock present in person or by proxy at the 2017 Annual Meeting and entitled to vote on the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2017 is required to approve the proposal.

The Board of Directors and the Audit Committee recommend that the stockholders vote <u>FOR</u> the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2017.

5. APPROVAL OF THE 2017 PERFORMANCE INCENTIVE PLAN

 **The Board recommends a vote <u>FOR</u> the approval of the 2017 Performance Incentive Plan**

On April 6, 2017, the Board approved, and the Board proposes that our stockholders approve, our new RR Donnelley & Sons Company 2017 Performance Incentive Plan (the "2017 PIP"). The 2017 PIP is substantially similar to the RR Donnelley & Sons Company 2012 Performance Incentive Plan (the "2012 PIP"), which was approved by our stockholders at our 2012 Annual Meeting.

The 2017 PIP will:

• increase the maximum aggregate number of shares of common stock available for grant under the 2017 PIP to 3,225,000;

• set a one-year minimum vesting period for awards to non-employee directors;

• set a $1,000,000 annual limit on compensation to non-employee directors;

• institute double-trigger change in control vesting;

• prohibit additional forms of repricing and liberal share counting; and

• expand the prohibition on payment of dividends and dividend equivalents to all unvested awards, not just performance awards.

This proposal is also intended to approve the material terms of the performance goals to continue allowing the Company to grant performance awards qualified as "performance-based" compensation for purposes of Section 162(m) of the Internal Revenue Code, as amended ("Section 162(m)").

If approved, the 2017 PIP will become effective as of May 18, 2017 (the "Effective Date") and apply to all awards made on or after the Effective Date. We believe approval of the 2017 PIP is necessary to ensure that the Company may continue to grant equity-based awards as part of its compensation programs and to reflect current best practices for stock incentive plans.

A total of 10,000,000[1] shares of our common stock, par value $0.01 per share, were previously reserved for awards under the 2012 PIP. As of the record date, approximately 166,000 shares of common stock remained available for the future grant of awards under the 2012 PIP. If the 2017 PIP is approved by stockholders, the 2012 PIP will be frozen and these shares will not be available for issuance under the 2017 PIP. Subject to stockholder approval of the 2017 PIP, on the Effective Date, there will be 3,225,000 shares available for future awards under the 2017 PIP.

We intend to register the shares authorized under the 2017 PIP under the Securities Act of 1933. If stockholders do not approve the 2017 PIP, then (i) the 2012 PIP will remain outstanding and continue as currently in effect, and (ii) the number of shares that may be issued under the 2012 PIP for stock-based awards will be approximately 166,000 (estimated as of March 31, 2017), thereby limiting the Company's ability to make equity grants to the Company's directors and employees. Failure to approve the 2017 PIP will not affect the rights of existing awards or award holders under the 2012 PIP.

Our equity-based compensation model results in a "burn rate" as indicated in the chart below. All values in the chart reflect the Reverse Split.

	2014	2015	2016
Basic Weighted Average Shares Outstanding at Year End	66,174,848	68,496,904	70,021,281
Equity Grants			
Stock Options	—	—	—
RSU	242,936	233,656	804,962
PSU	106,333	139,305	—
Total Equity Granted	349,269	372,961	804,962

[1] On October 1, 2016, the Company conducted a 1 for 3 reverse stock split (the "Reverse Split"). As a result of the Reverse Split, the number of shares authorized under the 2012 PIP was decreased to 3,333,333 shares. Outstanding awards were updated to reflect the Reverse Split.

Equity Compensation Plan Information

The number of shares remaining available for grant under the 2012 PIP, as described above, differs from the numbers reported in the Equity Compensation Plan Information table included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016. Pursuant to SEC disclosure rules, the table in our Annual Report on Form 10-K is dated as of December 31, 2016 and therefore does not take into account our 2017 year-to-date grants. Additional information as of the record date of March 31, 2017 includes:

Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights (1)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (2)(a)	Weighted-Average Remaining Term of Outstanding Options, Warrants and Rights (3)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (1)) (4)(b)
Equity compensation plans approved by security holders(c)	3,143,758	$32.23	2.37	166,861

(a) Restricted share units and performance share units were excluded when determining the weighted-average exercise price of outstanding options, warrants and rights.

(b) Following our March 2017 grants, 166,861 shares remain available for issuance under the 2012 PIP.

(c) Includes 1,388,534 shares issuable upon the vesting of RSUs, 493,343 shares issuable upon the vesting of PSUs and 1,261,881 shares issuable upon the exercise of options.

New Plan Benefits Table

The table below reflects awards granted by the HR Committee on March 3, 2017 from the 2012 PIP. Because the 2017 PIP is substantially similar to the 2012 PIP, for purposes of this table, we have assumed that the same awards would have been made in March 2017 under the 2017 PIP if it had been put in place.

Name and Position	Number of Units
Daniel L. Knotts President & Chief Executive Officer	255,827
Terry D. Peterson Executive Vice President and Chief Financial Officer	62,535
Thomas M. Carroll Executive Vice President and Chief Administrative Officer	42,637
John P. Pecaric Executive Vice President, Chief Commercial Officer and President International	45,480
Deborah L. Steiner Executive Vice President and General Counsel	36,952
Executive Group	463,328
Non-Executive Director Group	*
Non-Executive Officer Employee Group	412,396

* None of the non-executive directors received grants as of March 2, 2017. The number of units to be granted to the non-executive directors is not determinable at this time.

Background and Purposes of the 2017 PIP

The Board believes that an increase in the number of shares of our common stock authorized under the 2017 PIP is advisable to enable the Company to continue to grant equity-based awards. The Board further believes that the provisions of the 2017 PIP are consistent with market practices and will allow us to attract, motivate, reward and retain the broad-based talent critical to achieving our business goals. Stock ownership by employees and directors provides performance incentives and fosters a long-term commitment to our benefit and to the benefit of our stockholders, offers additional incentives to put forth maximum effort for the success of our business and affords them an opportunity to acquire a proprietary interest in the Company.

Approval of the 2017 PIP will also serve to approve the material terms of the performance goals for purposes of Section 162(m). The effectiveness of the 2012 stockholder approval of the material terms of the 2012 PIP's performance goals would otherwise expire in 2017 for Section 162(m) purposes. If the 2017 PIP and performance goals are approved, the effectiveness of the approval will last until 2022 for Section 162(m) purposes. If the approval otherwise expires, some of the compensation paid to the Company's senior executives may not be deductible to the Company, resulting in additional taxable income for the Company.

Purposes of the 2017 PIP

The 2017 PIP is intended to provide incentives:

(i) to officers, other employees and other persons who provide services to the Company through rewards based upon the ownership or performance of Company common stock as well as other performance based compensation; and

(ii) to non-employee directors of the Company through the grant of equity-based awards.

Summary Description of the 2017 PIP

Under the 2017 PIP, the Company may grant stock options, including incentive stock options, stock appreciation rights ("SARs"), restricted stock, stock units and cash awards, as discussed in greater detail below. The following description of the 2017 PIP is a summary and is qualified in its entirety by reference to the complete text of the 2017 PIP, which is attached as Appendix A to this proxy statement.

Participants. Non-employee directors (of which there will be six following the Annual Meeting), certain employees (approximately 240) and other individuals who provide services to the Company, are eligible to participate in the 2017 PIP.

Administration. The 2017 PIP will be generally administered by a committee designated by the Board (the "Plan Committee"), but the Board may, in its discretion, administer the 2017 PIP or grant awards. Each member of the Plan Committee is a director that the Board has determined to be an "outside director" under Section 162(m), a "non-employee director" under Section 16 of the Exchange Act and "independent" for purposes of the New York Stock Exchange (the "NYSE") listing rules.

The Plan Committee may select eligible participants and determine the terms and conditions of each grant and award. All awards, except those subject to performance-based vesting conditions over a performance period of at least one year or those to non-employee directors, shall have a minimum vesting period of at least three years from the date of grant (such vesting may occur in full at the end of, or in installments over, the three-year period). Up to 5% of the shares available for grant may be granted with a minimum vesting period of less than three years, and the Plan Committee may provide for early vesting upon the death, permanent or total disability, retirement or termination of service of the award recipient. "Double trigger" vesting shall occur with acceleration upon a Change in Control (as defined in the 2017 PIP) and the grantee's termination without Cause or for Good Reason (each as defined in the applicable award agreement).

Each grant and award will be evidenced by an award agreement approved by the Plan Committee. The Plan Committee generally cannot reprice any stock option or other award granted under the 2017 PIP. Except with respect to grants to (i) officers of the Company who are subject to Section 16 of the Exchange Act, (ii) a person whose compensation is likely to be subject to the $1 million deduction limit under Section 162(m) (described below under "U.S. Federal Income Tax Consequences") or (iii) persons who are not employees of the Company, the Plan Committee may delegate some or all of its power and authority to administer the 2017 PIP to the chief executive officer or other executive officer of the Company.

Available Shares. Approximately 3,225,000 shares of Company common stock will be available under the 2017 PIP for grants and awards to eligible participants, subject to adjustment in the event of certain corporate transactions that affect the capitalization of the Company. In general, shares subject to a grant or award under the 2017 PIP which are not issued or delivered would again be available for grant. However, shares tendered or withheld upon exercise, vesting, settlement of an award or upon any other event to pay the exercise price or tax withholding and shares purchased by the Company using the proceeds from the exercise of a stock option will not be available for future issuance. Upon exercise of a SAR, the total number of shares remaining available for issuance under the 2017 PIP will be reduced by the gross number of shares for which the SAR is exercised. The price of a share of our common stock on the NYSE at the close of trading on March 31, 2017 was $12.11.

Award Limits. The maximum number of shares of common stock with respect to which options, SARs or a combination thereof may be granted during any calendar year to any person is 1,500,000. With respect to performance awards that the Plan Committee desires to be eligible for deduction in excess of the $1,000,000 limit under Section 162(m), the maximum compensation payable pursuant to such awards granted during any calendar year cannot exceed (i) 900,000 shares of common stock or (ii) $9,000,000. No non-employee director may be granted (in any calendar year) compensation with a value in excess of $1,000,000, with the value of any equity-based awards based on such award's accounting grant date value.

Termination and Amendment. Unless previously terminated by the Board, the 2017 PIP will terminate on the date on which no shares remain available for grants or awards. Termination will not affect the rights of any participant under grants or awards made prior to termination. The Board may amend the 2017 PIP at any time, but no amendment may be made without stockholder approval if required by any applicable law, rule or regulation, including Section 162(m), if it would increase the number of shares of Company common stock available under the 2017 PIP or permit repricing of awards.

Stock Options and Stock Appreciation Rights. The period for the exercise of a non-qualified stock option (other than options granted to non-employee directors) or a SAR, and the option exercise price and base price of an SAR, will be determined by the Plan Committee. The option exercise price and the base price of a SAR will not be less than the fair market value of a share of Company common stock on the date of grant, and the minimum vesting period must be at least three years. The exercise of a SAR entitles the holder to receive (subject to withholding taxes) shares of Company common stock, cash or both with a value equal to the excess of the fair market value of a stated number of shares of Company common stock over the SAR base price.

Stock options and SARs must be exercised within ten years of the date of grant, or five years after the date of grant for incentive stock options granted to 10% stockholders. If the recipient of an incentive stock option is a 10% stockholder, the option exercise price will be not less than the price required by the Internal Revenue Code, currently 110% of fair market value on the date of grant.

Performance Awards and Fixed Awards. Under the 2017 PIP, bonus awards, whether performance awards or fixed awards, can be made in (i) cash, (ii) stock units, (iii) restricted shares of Company common stock that are forfeitable and have restrictions on transfer or (iv) any combination of the foregoing.

The performance goals of performance awards must be tied to one or more of the following: net sales; cost of sales; gross profit; earnings from operations; earnings before interest, taxes, depreciation and amortization; earnings before income taxes; earnings before interest and taxes; cash flow measures; return on equity; return on assets; return on net assets employed; return on capital; working capital; leverage ratio; stock price measures; enterprise value; safety measures; net income per common share (basic or diluted); EVA (economic value added); cost reduction goals or, in the case of awards not intended to be "qualified performance-based compensation" within the meaning of Section 162(m), any other similar criteria established by the Plan Committee. The Plan Committee may provide in any award agreement that the Plan Committee (i) will amend or adjust the performance goals or other terms or conditions of an outstanding award in recognition of unusual or nonrecurring events and (ii) has the right to reduce the amount payable pursuant to any performance award.

Restricted stock recipients will have the rights of a stockholder, including voting and dividend rights, subject to any restrictions and conditions specified in the award agreement. No dividends, however, will be paid at a time when any performance-based goals that apply to an award of restricted shares have not been satisfied. Upon termination of any applicable restriction period, including the satisfaction or achievement of required performance goals, a certificate evidencing ownership of the shares of the common stock will be delivered to the grantee, subject to the Company's right to require payment of any taxes.

Unless otherwise provided by the Plan Committee, recipients of stock units may be credited dividends and other distributions otherwise payable and held until the award is paid out. Interest may be credited. The grantee will have only the rights of a general unsecured creditor and no rights as a stockholder of the Company until delivery of the shares, cash or other property underlying the award.

At the time of vesting of a bonus award: (i) the award, if in units, will be paid to the participant in shares of Company common stock, in cash or in a combination thereof, (ii) the award, if a cash bonus award, will be paid to the participant in cash, in shares of Company common stock or in a combination thereof and (iii) shares of restricted common stock issued pursuant to an award will be released from the restrictions.

Awards to Non-Employee Directors. On the date of each Annual Meeting, the Company will make an award under the 2017 PIP to each individual who is, immediately following such annual meeting, a non-employee director. Any such awards will be in the form of stock options, restricted stock, stock units or SARs with a minimum vesting period of one year from the date of grant.

Transferability. Awards granted under the 2017 PIP may be assigned or transferred in the event of death, subject to certain conditions.

U.S. Federal Income Tax Consequences

The following is a brief summary of some of the U.S. federal income tax consequences generally arising with respect to grants and awards under the 2017 PIP. This summary is not intended to constitute tax advice, is not intended to be exhaustive and, among other things, does not describe state, local or foreign tax consequences. This section is based on the Code, its legislative history, existing and proposed regulations under the Code and published rulings and court decisions, all as in effect as of the date of this document. These laws are subject to change, possibly on a retroactive basis.

Stock Options. A participant will not recognize any income upon the grant of a non-qualified or incentive stock option. A participant will recognize compensation taxable as ordinary income upon exercise of a non-qualified stock option in an amount equal to the excess of the fair market value of the shares purchased on the date of exercise over their exercise price, and the Company (or one of its subsidiaries) generally will be entitled to a corresponding deduction, except to the extent limited by Section 162(m). A participant will not recognize any income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date it was exercised, any gain or loss arising from a subsequent disposition of such shares will be treated as long-term capital gain or loss, and neither the Company nor its subsidiaries will be entitled to any deduction. If, however, such shares are disposed of within such one or two year periods, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of (A) the lesser of either (i) the amount realized upon such disposition or (ii) the fair market value of such shares on the date of exercise, over (B) the exercise price, and the Company or one of its subsidiaries will be entitled to a corresponding deduction. The participant will also be subject to capital gain tax on the excess, if any, of the amount realized on such disposition over the fair market value of the shares on the date of exercise.

SARs. A participant will not recognize any income upon the grant of SARs. A participant will recognize compensation taxable as ordinary income upon exercise of a SAR in an amount equal to the fair market value of any shares delivered and the amount of cash paid by the Company upon such exercise, and the Company or one of its subsidiaries generally will be entitled to a corresponding deduction.

Restricted Stock. A participant will not recognize any income at the time of the grant of shares of restricted stock (unless the participant makes an election to be taxed at the time of grant), and neither the Company nor its subsidiaries will be entitled to a tax deduction at such time. If the participant elects to be taxed at the time the restricted stock is granted, the participant will recognize compensation taxable as ordinary income at the time of the grant equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is made, a participant will recognize compensation taxable as ordinary income at the time the forfeiture conditions on the restricted stock lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. The Company or one of its subsidiaries generally will be entitled to a corresponding deduction at the time the ordinary income is recognized by a participant, except to the extent limited by Section 162(m). In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the forfeiture conditions lapse will recognize compensation taxable as ordinary income, rather than dividend income, in an amount equal to the dividends paid, and the Company or one of its subsidiaries generally will be entitled to a corresponding deduction, except to the extent limited by Section 162(m).

Stock Units. A participant will not recognize any income at the time of the grant of stock units, and neither the Company nor its subsidiaries will be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income at the time the Company common stock is delivered under the stock units in an amount equal to the fair market value of such shares. The Company or one of its subsidiaries generally will be entitled to a corresponding deduction at the time the ordinary income is recognized by a participant, except to the extent the limit of Section 162(m) applies. A participant will recognize compensation taxable as ordinary income when amounts equal to dividend equivalents and any other distributions attributable to stock units are paid, and the Company or one of its subsidiaries generally will be entitled to a corresponding deduction, except to the extent limited by Section 162(m).

Cash Bonus Awards. A participant will not recognize any income upon the grant of a bonus award payable in cash, and neither the Company nor its subsidiaries will be entitled to a tax deduction at such time. At the time such award is paid, the participant will recognize compensation taxable as ordinary income in an amount equal to any cash paid by the Company, and the Company or one of its subsidiaries generally will be entitled to a corresponding deduction, except to the extent limited by Section 162(m).

Section 162(m) of the Internal Revenue Code. In general, Section 162(m) denies a publicly held corporation a federal income tax deduction for compensation in excess of $1 million per year per person paid to its "covered employees," subject to certain exceptions. "Performance-based" compensation is not subject to the $1 million deduction limit. To qualify as performance-based compensation: (i) the compensation must be subject to achievement of performance goals established by a committee consisting solely of two or more outside directors," (ii) the material terms under which the compensation is to be paid, including the performance goals, must be approved by a majority of the corporation's stockholders and (iii) the Plan Committee must certify that the applicable performance goals were satisfied before payment of any performance-based compensation is made. The Company reserves the right to pay compensation that is not deductible.

Section 409A. Awards made under the 2017 PIP that are considered to include deferred compensation for purposes of Section 409A of the Code will be interpreted, administered and construed to comply with the requirements of Section 409A to avoid adverse tax consequences to recipients. The Company intends to structure any awards under the 2017 PIP so that the requirements under Section 409A are either satisfied or are not applicable.

The affirmative vote of the holders of a majority of the shares of the Company's common stock present in person or by proxy at the 2017 Annual Meeting and entitled to vote on the proposal is required to approve the 2017 PIP.

The Board of Directors recommends that the stockholders vote <u>FOR</u> the approval of the 2017 Performance Incentive Plan.



Questions and Answers About How to Vote Your Proxy

Below are instructions on how to vote, as well as information on your rights as a stockholder as they relate to voting. Some of the instructions vary depending on how your stock is held. It's important to follow the instructions that apply to your situation.

Q: Who can vote?

A: You are entitled to one vote on each proposal for each share of the Company's common stock that you own as of the close of business on the record date, March 31, 2017.

Q: What is the difference between holding shares as a "stockholder of record" and a "street name" holder?

A: If your shares are registered directly in your name through Computershare, the Company's transfer agent, you are considered a "stockholder of record." If your shares are held in a brokerage account or bank, you are considered a "street name" holder.

Q: How do I vote if shares are registered in my name (as stockholder of record)?

A:   **By Mail:**

Sign, date and return the enclosed proxy card in the postage paid envelope provided. Your voting instructions must be received by May 17, 2017.

  **By Telephone or Internet:**

Call the toll-free number listed on your proxy card, log on to the website listed on your proxy card or scan the QR code on your proxy card and follow the simple instructions provided.

The telephone and Internet voting procedures are designed to allow you to vote your shares and to confirm that your instructions have been properly recorded consistent with applicable law. Please see your proxy card for specific instructions. Stockholders who wish to vote over the Internet should be aware that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, and that there may be some risk a stockholder's vote might not be properly recorded or counted because of an unanticipated electronic malfunction.

Voting by telephone and the Internet will be closed at 1:00 a.m. Chicago time on the date of the 2017 Annual Meeting.

Q: How do I vote if my shares are held in "street name?"

A: You should give instructions to your broker on how to vote your shares. If you do not provide voting instructions to your broker, your broker has discretion to vote those shares on matters that are routine. However, a broker cannot vote shares on non-routine matters without your instructions. This is referred to as a "broker non-vote."

Proposals 1, 2, 3 and 5 are considered non-routine matters. Accordingly, your broker will not have the discretion to vote shares as to which you have not provided voting instructions with respect to any of these matters.

Proposal 4, the ratification of the appointment of the independent registered public accounting firm, is considered a routine matter, so there will not be any broker non-votes with respect to that proposal.

Q: Can I vote my shares in person at the Annual Meeting?

A: If you plan to attend the meeting and vote in person, your instructions depend on how your shares are held:

• Shares registered in your name — check the appropriate box on the enclosed proxy card and bring either the admission ticket attached to the proxy card or evidence of your stock ownership with you to the meeting.

• Shares registered in the name of your broker or other nominee —ask your broker to provide you with a broker's proxy card in your name (which will allow you to vote your shares in person at the meeting) and bring evidence of your stock ownership from your broker with you to the meeting.

Remember that attendance at the meeting will be limited to stockholders as of the record date with an admission ticket or evidence of their share ownership and guests of the Company.

Q: Can I revoke my proxy or change my vote after I have voted?

A: If your shares are registered in your name, you may revoke your proxy at any time before it is exercised. There are several ways you can do this:

 • By delivering a written notice of revocation to the Secretary of the Company;

 • By executing and delivering another proxy that bears a later date;

 • By voting by telephone at a later time;

 • By voting over the Internet at a later time; or

 • By voting in person at the meeting.

If your shares are held in street name, you must contact your broker to revoke your proxy.

Q: How are votes counted?

A: In tallying the results of the voting, the Company will count all properly executed and unrevoked proxies that have been received in time for the 2017 Annual Meeting. To hold a meeting of stockholders, a quorum of the shares (which is a majority of the shares outstanding and entitled to vote) is required to be represented either in person or by proxy at the meeting. Abstentions and broker non-votes are counted in determining whether a quorum is present for the meeting.

Q: What are my options when voting for directors?

A: When voting to elect directors, you have three options:

(1) Vote **FOR** a nominee;

(2) Vote **AGAINST** a nominee; or

(3) **ABSTAIN** from voting on a nominee.

In the election of directors, each nominee will be elected by the vote of the majority of votes cast. A majority of votes cast means that the number of votes cast "FOR" a nominee's election must exceed the number of shares voted "AGAINST" such nominee. Each nominee receiving a majority of votes cast "FOR" his or her election will be elected. If you elect to "ABSTAIN" with respect to a nominee for director, the abstention will not impact the election of such nominee.

Election of directors is considered a non-routine matter. Accordingly, broker non-votes will not count as a vote "FOR" or "AGAINST" a nominee's election and will not impact the election of such nominee. In tabulating the voting results for the election of directors, only "FOR" and "AGAINST" votes are counted.

Q: What are my options when voting on the advisory proposal to determine the frequency of the Say-on-Pay advisory vote?

A: When voting on the advisory vote to determine the frequency of the Say-on-Pay vote, you have four options:

(1) Vote for **ONE YEAR**;

(2) Vote for **TWO YEARS**;

(3) Vote for **THREE YEARS**; or

(4) **ABSTAIN** from voting on the proposal.

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be considered by the Board as the stockholders' recommendation as to the frequency of future Say-on-Pay votes. Abstentions and broker non-votes will have no impact on the outcome of this proposal.

Q: What are my options when voting on any other proposals?

A: When voting on any other proposal, you have three options:

(1) Vote **FOR** a given proposal;

(2) Vote **AGAINST** a given proposal; or

(3) **ABSTAIN** from voting on a given proposal.

Each of these matters requires the affirmative vote of a majority of the shares present, or represented by proxy, at the meeting and entitled to vote on the proposal. If you indicate on your proxy card that you wish to "ABSTAIN" from voting on a proposal, your shares will not be voted on that proposal. Abstentions are not counted in determining the number of shares voted "FOR" or "AGAINST" any proposal, but will be counted as present and entitled to vote on the proposal. Accordingly, an abstention will have the effect of a vote against the Proposal.

Broker non-votes are not counted in determining the number of shares voted for or against any proposal and will not be counted as present and entitled to vote on any of proposals 1, 2, 3 and 5.

Q: How will my shares be voted if I sign and return my proxy card with no votes marked?

A: If you sign and return your proxy card with no votes marked, your shares will be voted as follows:

• **FOR** the election of all nominees for director identified in this proxy statement;

• **FOR** the approval, on an advisory basis, of the compensation of our named executive officers;

• **FOR ONE YEAR** for the advisory vote on the frequency of the advisory vote on executive compensation;

• **FOR** the ratification of the Company's independent registered public accounting firm; and

• **FOR** the approval of the 2017 Performance Incentive Plan.

Q: **How are proxies solicited and what is the cost?**

A: The Company actively solicits proxy participation. In addition to this notice by mail, the Company encourages banks, brokers and other custodian nominees and fiduciaries to supply proxy materials to stockholders, and reimburses them for their expenses. However, the Company does not reimburse its own employees for soliciting proxies. The Company has hired Morrow Sodali, LLC, 470 West Ave., Stamford, CT 06902, to help solicit proxies, and has agreed to pay it $8,000 plus out-of-pocket expenses for this service. All costs of this solicitation will be borne by the Company.

Q: **How many shares of stock were outstanding on the record date?**

A: As of the record date, there were 70,008,960 shares of common stock outstanding. This does not include 18,989,019 shares held in the Company's treasury. Each outstanding share is entitled to one vote on each proposal.





Company Information

THE BOARD'S COMMITTEES AND THEIR FUNCTIONS

The Board has three standing committees. The members of those committees and the committees' responsibilities are described below. Each committee operates under a written charter that is reviewed annually and is posted on the Company's website at the following address: www.rrdonnelley.com. A print copy of each charter is available upon request.

After consummation of the Spinoff on October 1, 2016, the Board revised membership of the board committees. The table below reflects the membership of the committees and their primary responsibilities following these changes.

AUDIT COMMITTEE		Number of Meetings in 2016: 15
Members	**Primary Responsibilities**	**Independence**
Timothy R. McLevish (Chairman) Jeffrey G. Katz John C. Pope	• Assists the Board in its oversight of: (1) the integrity of the Company's financial statements and the Company's accounting and financial reporting processes, internal controls and financial statement audits, (2) the qualifications and independence of the Company's independent registered public accounting firm, and (3) the performance of the Company's internal auditing department and the independent registered public accounting firm. • The committee selects, compensates, evaluates and, when appropriate, replaces the Company's independent registered public accounting firm. Pursuant to its charter, the Audit Committee is authorized to obtain advice and assistance from internal or external legal, accounting or other advisors and to retain third-party consultants, and has the authority to engage independent auditors for special audits, reviews and other procedures.	As required by its charter, each member of the Audit Committee is independent of the Company, as such term is defined for purposes of the NYSE listing rules and the federal securities laws. The Board has determined that each of Messrs. Katz, McLevish and Pope is an "audit committee financial expert" as such term is defined under the federal securities laws and the NYSE listing rules.

 **CORPORATE RESPONSIBILITY & GOVERNANCE COMMITTEE**   **Number of Meetings in 2016: 4**

Members	Primary Responsibilities	Independence
Susan M. Gianinno (Chairman) Jeffrey G. Katz Jamie Moldafsky	• Makes recommendations to the Board regarding nominees for election to the Board and recommends policies governing matters affecting the Board • Develops and implements governance principles for the Company and the Board • Conducts the regular review of the performance of the Board, its committees and its members • Oversees the Company's responsibilities to its employees • Oversees the Company's responsibilities to the environment • Reviews and recommends to the Board the compensation of outside directors	As required by its charter, each member of the Corporate Responsibility & Governance Committee is independent of the Company, as such term is defined for purposes of the NYSE listing rules and the federal securities laws. Pursuant to its charter, the Corporate Responsibility & Governance Committee is authorized to obtain advice and assistance from outside advisors and to retain third-party consultants and has the sole authority to approve the terms and conditions under which it engages director search firms.

 **HUMAN RESOURCES COMMITTEE**   **Number of Meetings in 2016: 9**

Members	Primary Responsibilities	Independence
P. Cody Phipps (Chairman) Susan M. Gianinno Timothy R. McLevish	• Establishes the Company's overall compensation strategy • Establishes the compensation of the Company's chief executive officer, other senior officers and key management employees • Adopts amendments to, and approves terminations of, the Company's employee benefit plans	As required by its charter, each member of the Human Resources Committee is independent of the Company, as such term is defined for purposes of the NYSE listing rules and the federal securities laws. In addition, in accordance with NYSE listing rules, the Board considered all factors specifically relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in connection with the duties of a Human Resources Committee member to affirmatively determine each member of the Human Resources Committee is independent.

Pursuant to its charter, the Human Resources Committee is authorized to obtain advice and assistance from internal or external legal or other advisors and has the sole authority to engage counsel, experts or consultants in matters related to the compensation of the chief executive officer and other executive officers of the Company (with sole authority to approve any such firm's fees and other retention terms). Pursuant to its charter, prior to selecting or receiving any advice from any committee advisor (other than in-house legal counsel) and on an annual basis thereafter, the HR Committee must assess the independence of such committee advisors in compliance with any applicable NYSE listing rules and the federal securities laws. The HR Committee must also review and approve, in advance, any engagement of any compensation consultant by the Company for any services other than providing advice to the Committee regarding executive officer compensation. The HR Committee engaged Willis Towers Watson in 2016 as its executive compensation consultant to provide objective analysis, advice and recommendations on executive pay in connection with the HR Committee's decision-making process.

In 2016, Willis Towers Watson's fees for executive compensation consulting services were $338,016. Additionally, Willis Towers Watson provided $118,241 in unrelated human resources services to the Company. These additional services included international pension consulting and the purchase of compensation surveys.

While Willis Towers Watson provides additional services to the Company (not under the direction of the HR Committee), these services have all been approved by the HR Committee. The HR Committee reviewed the work and services provided by Willis Towers Watson and it has determined that (1) these services were provided on an independent basis and (2) no conflicts of interest exist. Factors considered by the HR Committee in its assessment include:

• other services provided to the Company by Willis Towers Watson;

• fees paid by the Company as a percentage of Willis Towers Watson's total revenue;

• Willis Towers Watson's policies and procedures that are designed to prevent a conflict of interest and maintain independence between the personnel who provide HR services and those who provide other services;

- any business or personal relationships between individual consultants involved in the engagement and HR Committee members;

- whether any Company stock is owned by individual consultants involved in the engagement; and

- any business or personal relationships between our executive officers and Willis Towers Watson or the individual consultants involved in the engagement.

Willis Towers Watson reported directly to the HR Committee and not to management on executive officer and director compensation matters. The Willis Towers Watson teams that provide health and welfare consulting services to us are separate from the Willis Towers Watson team that provides executive and director compensation consulting services. Management, including the Company's executive officers, develops preliminary recommendations regarding compensation matters with respect to the executive officers, other than the chief executive officer, for HR Committee review. The HR Committee then reviews management's preliminary recommendations and makes final compensation decisions. Willis Towers Watson advised the HR Committee on the compensation levels of the Company's executive officers and provided advice related to proposed compensation.

For 2017, the Chairman of the HR Committee, along with the Board, worked with Willis Tower Watson to develop preliminary recommendations regarding compensation with respect to our chief executive officer. The HR Committee then reviewed these recommendations and made the final compensation decisions with respect to the CEO. All compensation decisions approved by the HR Committee are shared with the Board.

The HR Committee, with the assistance of its consultants, has reviewed and evaluated the Company's executive and employee compensation practices and has concluded, based on this review, that any risks associated with such practices are not likely to have a material adverse effect on the Company. The determination primarily took into account the balance of cash and equity payouts, the balance of annual and long-term incentives, the type of performance metrics used, incentive plan payout leverage, avoidance of uncapped rewards, multi-year vesting for equity awards, use of stock ownership requirements for senior management and the HR Committee's oversight of all executive compensation programs. See *Compensation Discussion and Analysis* beginning on page 24 of this proxy statement for further information regarding executive compensation decisions.

POLICY ON ATTENDANCE AT STOCKHOLDER MEETINGS

Directors are expected to attend in person regularly scheduled meetings of stockholders, except when circumstances prevent such attendance. All of the members of the Board attended the Company's 2016 Annual Meeting in person.

CORPORATE GOVERNANCE

Governance Highlights

The Company has a practice of engaging in dialogue with our stockholders about various corporate governance topics. Insights we have gained from these discussions over the years have been helpful to the Board and its committees as they consider and adopt policies and other governance initiatives. In recent years the Company has undertaken a number of governance initiatives including:

- Expiration of the stockholders rights plan (poison pill)

- Elimination of classified board

- Adoption of majority voting

- Elimination of super majority voting

- Amendment of bylaws to allow 10% or greater stockholders to call a special meeting

- Adoption of a policy regarding the independence of compensation consultants (which is now a part of the HR Committee charter)

- Adoption of a clawback policy

- Term limits for Board and Committee Chairs (further description on page 19 of this proxy statement)

- Adoption of Political Activities Disclosure Policy

- Split leadership — Non-executive Chairman and Chief Executive Officer

- All independent directors except for the CEO

- Board compensation heavily weighted toward equity

- Stock ownership guidelines for senior officers and directors

In addition, after the consummation of the Spinoff, the Board and each Committee reviewed and approved the *Principles of Corporate Governance* and all Board committee charters.

As described in *Compensation Discussion and Analysis* beginning on page 24 of this proxy statement, during 2016 the Company continued its practice of engaging with stockholders about various corporate governance topics, including executive compensation. The Company takes into account such feedback when reviewing and revising aspects of its governance structure and the executive compensation program.

Principles of Corporate Governance

The Board has adopted a set of *Principles of Corporate Governance* to provide guidelines for the Company and the Board to ensure effective corporate governance. The *Principles of Corporate Governance* cover topics including, but not limited to, director qualification standards, Board and committee composition, director access to management and independent advisors, director orientation and continuing education, director retirement age, succession planning and the annual evaluations of the Board and its committees.

The Corporate Responsibility & Governance Committee is responsible for overseeing and reviewing the *Principles of Corporate Governance* and recommending to the Board any changes to those principles. The full text of the *Principles of Corporate Governance* is available through the Corporate Governance link on the Investors page of the Company's web site at the following address: *www.rrdonnelley.com* and a print copy is available upon request.

Code of Ethics

The Company maintains its *Principles of Ethical Business Conduct* and the policies referred to therein which are applicable to all directors and employees of the Company. In addition, the Company has adopted a *Code of Ethics* that applies to the chief executive officer and senior financial officers. The *Principles of Ethical Business Conduct* and the *Code of Ethics* cover all areas of professional conduct, including, but not limited to, conflicts of interest, disclosure obligations, insider trading and confidential information, as well as compliance with all laws, rules and regulations applicable to our business. The Company strongly encourages all employees, officers and directors to promptly report any violations of any of the Company's policies. In the event that an amendment to, or a waiver from, a provision of the *Code of Ethics* is necessary, the Company intends to post such information on its website. The full text of each of the *Principles of Ethical Business Conduct* and our *Code of Ethics* is available through the Corporate Governance link on the Investors page of the Company's web site at the following address: *www.rrdonnelley.com* and a print copy is available upon request.

Independence of Directors

The Company's *Principles of Corporate Governance* provide that the Board must be composed of a majority of independent directors. No director qualifies as independent unless the Board affirmatively determines that the director has no relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that Messrs. Katz, McLevish, Phipps and Pope and Mses. Gianinno and Moldafsky are independent in accordance with NYSE requirements and SEC standards. The Board took into account all relevant facts and circumstances in making this determination. In addition, the Board had previously determined that Messrs. Crandall, Palmer, Riordan and Sockwell and Ms. Hamilton and Ms. Cameron, all of whom retired or resigned from our Board in connection with the Spinoff, were also independent in accordance with NYSE requirements and SEC standards.

Executive Sessions

The Company's non-management directors meet regularly in executive sessions without management. Executive sessions are led by the chairman of the Board. An executive session is held in conjunction with each regularly scheduled Board meeting. Each committee of the Board also meets in executive session without management in conjunction with each regularly scheduled committee meeting and such sessions are led by the committee chair.

Board Leadership

The Board has determined that having an independent director serve as chairman of the Board is in the best interest of stockholders at this time. The structure ensures a greater role for the independent directors in the oversight of the Company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Board. No single leadership model is right for all companies at all times, however, and the Board recognizes that, depending on the circumstances, other leadership models might be appropriate. Accordingly, the Board periodically reviews its leadership structure. The Board's *Principles of Corporate Governance* provide that, generally, no director may serve as chair of the Board or any committee for more than three years, provided that the Corporate Responsibility & Governance Committee may recommend to the Board, and the Board may approve, a single extension of the term of a chair of the Board or any committee for an additional three years once the chair's initial three-year term has ended and the Corporate Responsibility & Governance Committee may recommend to the Board, and the Board may approve, extending the term of the chair of the Board or any committee beyond six years if it deems such an extension to be in the best interest of the stockholders and the Company. In addition, service as a chair of the Board or any committee prior to the 2014 Annual Meeting shall not be considered for purposes of this limitation.

Board and Committee Evaluations

The Board undertakes a three part annual evaluation process that is coordinated by the chair of the Corporate Responsibility & Governance Committee which includes: (1) Board, committee and individual self-evaluation questionnaires; (2) evaluations completed by applicable members of management of the Board and its committees; and (3) interviews of each director conducted by a third-party governance expert. Results of the individual written evaluations are shared with the chair of the Corporate Responsibility & Governance Committee, the chair of the Board and the Chief Executive Officer, after which it is determined whether discussions with any individual director concerning performance are necessary. Results are then shared with the chairs of the applicable committees before being sent to the Board and each committee for their review. The chair of the Corporate Responsibility & Governance Committee discusses the results from the interviews with the third-party expert and summarizes such results and presents them to the Board. Because of the consummation of the Spinoff and the resulting changes to the Board, the Board did not complete its annual evaluation process for 2016. The evaluation will be conducted in 2017.

Board's Role in Risk Oversight

The Board is actively involved in oversight of risks inherent in the operation of the Company's businesses and the implementation of its strategic plan. The Board performs this oversight role by using several different levels of review. In connection with its reviews of the operations of the Company's business units and corporate functions, the Board addresses the primary risks associated with those units and functions. In addition, the Board reviews the key risks associated with the Company's strategic plan annually and regularly throughout the year as part of its consideration of the strategic direction of the Company as well as reviewing the output of the Company's risk management process each year.

The Board has delegated to the Audit Committee oversight of the Company's risk management process. Among its duties, the Audit Committee reviews with management (a) Company policies with respect to risk assessment and management of risks that may be material to the Company, (b) the Company's system of disclosure controls and system of internal controls over financial reporting, and (c) the Company's compliance with legal and regulatory requirements.

Each of the other Board committees also oversees the management of Company risks that fall within such committee's areas of responsibility. In performing this function, each committee has full access to management, as well as the ability to engage advisors, and each committee reports back to the full Board. The Audit Committee oversees risks related to the Company's financial statements, the financial reporting process, other financial matters, certain compliance issues and accounting and legal matters. The Audit Committee, along with the Corporate Responsibility & Governance Committee, is also responsible for reviewing certain major legislative and regulatory developments that could materially impact the Company's contingent liabilities and risks. The Corporate Responsibility & Governance Committee also oversees risks related to the Company's governance structure and processes, related person transactions, certain compliance issues and Board and committee structure to ensure appropriate oversight of risk. The HR Committee considers risks related to the attraction and retention of key management and employees and risks relating to the design of compensation programs and arrangements, as well as developmental and succession planning for possible successors to the position of chief executive officer and planning for other key senior management positions.

Nomination of Directors

It is the policy of the Corporate Responsibility & Governance Committee to consider candidates for director recommended by stockholders. In order to recommend a candidate, stockholders must submit the individual's name and qualifications in writing to the committee (in care of the Secretary at the Company's principal executive offices at 35 West Wacker Drive, 36th Floor, Chicago, Illinois 60601 and otherwise in accordance with the procedures outlined under *Submitting Stockholder Proposals and Nominations for 2018 Annual Meeting* on page 57 of this proxy statement. The committee evaluates candidates recommended for director by stockholders in the same way that it evaluates any other candidate. The committee also considers candidates recommended by management and members of the Board as well as nominees recommended by stockholders.

In identifying and evaluating nominees for director, the committee takes into account the applicable requirements for directors under the listing rules of the NYSE. In addition, the committee considers other criteria as it deems appropriate and which may vary over time depending on the Board's needs, including certain core competencies and other criteria such as the personal and professional qualities, experience and education of the nominees, as well as the mix of skills and experience on the Board prior to and after the addition of the nominees. Although not part of any formal policy, the goal of the committee is a balanced and diverse Board, with members whose skills, viewpoint, background and experience complement each other and, together, contribute to the Board's effectiveness as a whole.

The Corporate Responsibility & Governance Committee from time to time has engaged third-party search firms to identify candidates for director, and has used search firms to do preliminary interviews and background and reference reviews of prospective candidates.

Communications with the Board of Directors

The Board has established procedures for stockholders and other interested parties to communicate with the Board. A stockholder or other interested party may contact the Board by writing to the chair of the Corporate Responsibility & Governance Committee or the other non-management members of the Board to their attention at the Company's principal executive offices at 35 West Wacker Drive, 36th Floor, Chicago, Illinois 60601. Any stockholder must include the number of shares of the Company's common stock he or she holds and any interested party must detail his or her relationship with the Company in any communication to the Board. Communications received in writing are distributed to the chair of the Corporate Responsibility & Governance Committee or non-management directors of the Board as a group, as appropriate, unless such communications are considered, in the reasonable judgment of the Company's Secretary, improper for submission to the intended recipient(s). Examples of communications that would be considered improper for submission include, without limitation, customer complaints, solicitations, communications that do not relate directly or indirectly to the Company or the Company's business or communications that relate to improper or irrelevant topics.



Stock Ownership

Except as noted below, the table below lists the beneficial ownership of common stock as of March 31, 2017 by all directors and nominees, each of the persons named in the tables under *Executive Compensation* below, and the directors and executive officers as a group. The table also lists all institutions and individuals known to hold more than 5% of the Company's common stock, which information has been obtained from filings pursuant to Sections 13(d) and (g) of the Exchange Act. Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all common stock beneficially owned set forth opposite their name. Unless otherwise indicated, the percentages shown are based on outstanding shares of common stock as of March 31, 2017. Unless otherwise indicated, the business address of each stockholder listed below is RR Donnelley, 35 West Wacker Drive, 36th Floor, Chicago, Illinois 60601.

BENEFICIAL STOCK OWNERSHIP OF DIRECTORS, EXECUTIVES AND LARGE STOCKHOLDERS

Name	Shares	Restricted Share Units[1]	Stock Options Exercisable on or Prior to 5/31/17	Total Shares (including Director Restricted Share Units)	Total Shares[2]	% of Total Outstanding
Susan M. Gianinno	8,785	17,056	—	25,841	8,785	*
Jeffrey G. Katz	3,907	27,660	—	31,567	3,907	*
Timothy R. McLevish	16	1,861	—	1,877	16	*
Jamie Moldafsky	—	1,861	—	1,861	—	*
P. Cody Phipps	—	1,861	—	1,861	—	*
John C. Pope[3]	44,997	58,420	—	103,417	44,997	*
Thomas M. Carroll	10,857	—	—	10,857	10,857	*
Daniel L. Knotts	102,142	—	128,182	102,142	230,324	*
John P. Pecaric	4,179	—	—	4,179	4,179	*
Terry D. Peterson	—	—	—	—	—	*
Deborah L. Steiner	—	—	—	—	—	*
Suzanne S. Bettman[4]	42,832	—	—	42,832	42,832	*
Daniel N. Leib[5]	39,027	—	—	39,027	39,027	*
Thomas J. Quinlan III[4]	378,895	—	856,458	378,895	1,235,353	1.8%
All directors and executive officers as a group	635,637	108,719	984,640	744,353	1,620,277	2.3%
BlackRock Inc.[6]	8,982,725	—	—	8,982,725	8,982,725	12.9%
The Vanguard Group[7]	7,253,155	—	—	7,253,155	7,253,155	10.4%

* Less than one percent.

(1) Includes all outside director restricted share units as such restricted share units are payable in shares of common stock or cash, as determined by the Company, upon termination from the Board of Directors. Includes only those executive officer restricted share units that will vest prior to May 31, 2017.

(2) Does not include outside director restricted share units because ownership of the units does not confer any right to ownership of the underlying shares.

(3) Includes 17,997 shares held in trust for Mr. Pope pursuant to a deferred compensation plan.

(4) Principal business address is LSC Communications, Inc., 191 North Wacker Drive, Suite 1400, Chicago, Illinois 60606. Reflects beneficial ownership as of the Spin Date which was the executive's last date of employment with the Company.

(5) Principal business address is Donnelley Financial Solutions, Inc., 35 W. Wacker Drive, 37th Floor, Chicago, Illinois 60601. Reflects beneficial ownership as of the Spin Date which was the executive's last date of employment with the Company.

(6) Represents shares of RR Donnelley's common stock beneficially owned as of December 31, 2016 based on the Schedule 13G/A filed on January 17, 2017 by BlackRock Inc. ("BlackRock"). In such filing, BlackRock lists its principal business address at 55 East 52nd Street, New York, New York 10055 and indicates that it has sole investment authority over all shares and sole voting authority over 8,729,981 shares.

(7) Represents shares of RR Donnelley's common stock beneficially owned as of December 31, 2016 based on the Schedule 13G/A filed on February 10, 2017 by The Vanguard Group ("Vanguard"). In such filing, Vanguard lists its principal business address as 100 Vanguard Blvd., Malvern Pennsylvania 19355 and indicates that it has sole investment authority over 7,208,587 shares, shared investment authority over 44,568 shares, sole voting authority over 45,412 shares and shared voting authority over 7,188. Beneficial ownership includes 37,380 shares for which Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of Vanguard, is the beneficial owner as a result of serving as investment manager of collective trust accounts. VFTC directs voting of these shares. Beneficial ownership also includes 15,220 shares for which Vanguard Investments Australia, a wholly-owned subsidiary of Vanguard, is the beneficial owner as a result of its serving as investment manager of Australian investment offerings.



**Compensation
Discussion &
Analysis**

In this Compensation Discussion & Analysis (this "CD&A"), we will describe the material components of our executive compensation program applicable to our named executive officers (our "NEOs"). While the discussion in the CD&A is focused on our NEOs, many of our executive compensation programs apply broadly across our executive ranks.

On October 1, 2016 (the "Spin Date"), we completed our previously announced separation (the "Spinoff") of two publicly-traded companies: our publishing and retail-centric print services and office products business, LSC Communications, Inc. ("LSC"), and our financial communications services business, Donnelley Financial Solutions, Inc. ("Donnelley Financial").

As a result of the Spinoff, our NEOs for the fiscal year ended December 31, 2016 were:

- Daniel L. Knotts, our President and Chief Executive Officer and member of the Board of Directors[2];

- Terry D. Peterson, our Executive Vice President and Chief Financial Officer[3];

- Thomas M. Carroll, our Executive Vice President and Chief Administrative Officer[4];

- John P. Pecaric, our Executive Vice President, Chief Commercial Officer and President of International[5]; and

- Deborah L. Steiner, our Executive Vice President and General Counsel[6].

In addition, SEC's rules require us to include as NEOs for purposes of this proxy statement each individual who served in the capacity of Chief Executive Officer or Chief Financial Officer at any time during the 2016 fiscal year. Prior to the Spinoff, Thomas J. Quinlan III was our President and Chief Executive Officer and Daniel N. Leib was our Chief Financial Officer. In connection with the Spinoff, Mr. Quinlan and Mr. Leib left the Company to join LSC and Donnelley Financial, respectively, and Mr. Knotts became our Chief Executive Officer ("CEO") and Mr. Peterson became our Chief Financial Officer ("CFO"). In addition, the SEC's rules require us to include as an NEO up to two of our former executive officers who would have been among the three most highly compensated executive officers of the Company (other than the CEO and CFO) but for the fact that they were not employed by us as of December 31, 2016. Ms. Bettman falls into this category. Thus, the following individuals who left the Company as of the Spin Date to become part of the management team of either LSC or Donnelley Financial (collectively, our "Pre-Spin NEOs") are also NEOs for 2016:

- Thomas J. Quinlan III, our former President and Chief Executive Officer;

- Daniel N. Leib, our former Executive Vice President and Chief Financial Officer; and

- Suzanne S. Bettman, our former Executive Vice President and General Counsel.

For these Pre-Spin NEOs, this CD&A presents information regarding compensation received by them from RR Donnelley from January 1, 2016 through the Spin Date.

COMPENSATION PROGRAM DESIGN

Compensation Philosophy

Our executive compensation programs are designed to align the interests of our stockholders and executive officers while providing a total compensation package that enables us to attract, retain and motivate our executives. Overall compensation levels are targeted at market survey data medians and, where available, peer group medians, with a range of opportunity to reward strong performance or withhold rewards when objectives are not achieved.

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[2] Prior to the Spin Date, Mr. Knotts served as our Chief Operating Officer.
[3] Mr. Peterson joined the Company in September 2016, prior to the Spinoff, with that plan that following the Spin Date, he would be our Chief Financial Officer.
[4] Prior to the Spin Date, Mr. Carroll served as our Chief Human Resources Officer.
[5] Prior to the Spin Date, Mr. Pecaric served as our Division President — International.
[6] Prior to the Spin Date, Ms. Steiner served as our Vice President — Associate General Counsel, International Platform.

RR Donnelley's compensation philosophy is guided by five principles:

- establish target compensation levels that are competitive within the industries and markets in which we compete for executive talent;

- structure compensation so that our executives share in our short- and long-term successes and challenges by varying compensation from target levels based upon business and individual performance;

- link pay to performance by making a substantial percentage of total executive compensation variable, or "at risk," through annual incentive compensation and long-term incentive awards;

- base a substantial portion of each NEO's long-term incentive award on performance measures while maintaining a meaningful portion that vests over time and is therefore focused on the retention of top talent; and

- align a significant portion of executive pay with stockholder interests through equity awards and stock ownership requirements.

Compensation Best Practices

Consistent with our compensation philosophy, RR Donnelley has adopted the following compensation best practices:

- the HR Committee determined that any future executive officer agreements would not include any gross-up for excise taxes and amended existing executive officer agreements to remove preexisting gross-ups following the Spinoff;

- overall compensation levels target market survey data medians and, where available, peer group medians, with a range of opportunity to reward strong performance and withhold rewards when objectives are not achieved;

- equity plans do not permit option re-pricing or option grants below fair market value;

- no tax gross-ups on any supplemental benefits or perquisites;

- policy that prohibits employees, directors and certain of their immediate family members from pledging, short sales, trading in publicly traded options, puts or calls, hedging or similar transactions with respect to our stock;

- no payment or accrual of dividends on performance share units ("PSUs") or restricted share units ("RSUs");

- limited perquisites provided to executive officers;

- clawback policy covering all executive officers;

- the HR Committee hired Willis Towers Watson Human Resources Consulting ("Willis Towers Watson") as its executive compensation consultant because of their expertise and years of experience as well as their previous work with the HR Committee on the full scale evaluation of all our executive compensation programs;

- meaningful stock ownership requirements for senior management, including executive officers, to further strengthen the alignment of management and stockholder interests; and

- annual review of the executive compensation program by the HR Committee to determine how well actual compensation targets and levels met our overall philosophy and targeted objectives in comparison to both market data and, where available, peer group data.

Compensation Overview

RR Donnelley recognized the need for its compensation programs to be appropriately modified to take the Spinoff into account, which was scheduled to be completed during 2016. Guided by the principles noted above, the HR Committee kept the overall construct of our 2016 compensation programs straightforward, with a focus on simplicity and consistency.

The effective and timely execution of the Spinoff was the primary consideration for the HR Committee when designing the 2016 compensation plan. Given the tremendous amount of work that needed to be accomplished in order to split RR Donnelley into three, separate, stand-alone publicly-traded companies, the Board and the HR Committee recognized the need to keep all employees, including, in particular, the NEOs, focused on the execution of the Spinoff, and to ensure retention of key executives throughout the Spinoff. To that end, the HR Committee determined that for 2016:

- any compensation changes for NEOs would be managed by their employer after the Spinoff (so by RR Donnelley, Donnelley Financial or LSC) as appropriate, with such employer taking into account each individual's new role and responsibility as well as individual experience level;

- the Annual Incentive Plan ("AIP") would consist of three key metrics – a 12-month metric in compliance with Section 162(m), a corporate financial metric applicable from the beginning of the year until the Spin Date, and a stub-period corporate financial target applicable from the Spin Date through the end of the fiscal year;

- an additional bonus would be provided to incentivize key employees, including the NEOs (other than our pre-Spin CEO, Mr. Quinlan) to meet certain Spinoff-related targets and execute the Spinoff in the most cost-effective manner (the "Spin Cost Reduction Incentive");

- since setting three year performance goals for each of RR Donnelley, LSC and Donnelley Financial prior to the Spinoff would not be meaningful, the long-term incentive plan awards would be time vested only to allow focus on goals related to timing and execution of the Spinoff as well as retention of key executives through the Spinoff; and

- outstanding equity incentives granted in previous years would be converted into equity in the post-Spinoff entities, as appropriate (as further described under *Treatment of Equity and Cash Awards in Connection with the Spinoff* beginning on page 30 of this proxy statement).

2016 PRE-SPIN COMPENSATION

Pre-Spin Peer Group

In 2015, Willis Towers Watson completed a thorough review of the compensation peer group at the request of the HR Committee. As a result of this analysis, several changes were made to the peer group. The primary focus of this process was to include industrial companies of generally similar or larger size, complexity and scope rather than companies only in our industry, since RR Donnelley was significantly larger than all of its direct competitors and the markets for talent were necessarily broader. The resulting peer group, approved in 2015 and continued without change until the Spin Date, is comprised of the following 26 companies:

Automatic Data Processing, Inc.	Adobe Systems Incorporated	Air Products & Chemicals Inc.
Ashland Inc.	Avery Dennison Corporation	Ball Corporation
CH Robinson Worldwide Inc.	Crown Holdings Inc.	Danaher Corp.
Fidelity National Information Services, Inc.	Genuine Parts Company	Graphic Packaging Holding Company
Huntsman Corporation	International Paper Company	Owens-Illinois, Inc.
Packaging Corporation of America	Parker-Hannifin Corporation	Pitney Bowes Inc.
PPG Industries, Inc.	Praxair Inc.	Quad/Graphics, Inc.
Sealed Air Corporation	The Sherwin-Williams Company	WestRock Company
WPP plc	Xerox Corporation	

Pre-Spin Compensation Package

Consistent with prior years, 2016 pre-Spin compensation for the NEOs was comprised of three major components—base salary, annual incentive compensation and long-term incentive compensation. In addition, the NEOs were eligible to participate in benefit programs generally available to other executives within the Company and other benefits provided to certain executives as further described under *Benefit Programs* beginning on page 31 of this proxy statement.

In general, compensation levels for the NEOs were targeted at the 50th percentile of peer group data, when available for a position, and market survey data from the Willis Towers Watson 2016 CDB General Industry Executive Compensation Survey Report and Mercer's 2016 US MDB: Executive Compensation Survey. This 50th percentile target level provided a total competitive guideline for our executive compensation program. Actual compensation levels varied up or down from targeted levels based on company performance, individual performance and individual experience levels.

The table below sets out the elements of the compensation program for the NEOs.

Component	Description/Rationale	Determining Factors
Base Salary	• Compensate for roles and responsibilities • Stable compensation element • Intended to be the smallest component of the overall compensation package for NEOs, assuming that RR Donnelley was achieving or exceeding targeted performance levels for its incentive programs	• Level of responsibility • Individual role, responsibilities, experience and performance • Skills and future potential • Median of market and peer group data
Annual Incentive Plan	• Annual cash bonus plan • Target amount of bonus is determined as a percentage of the individual's base salary • Rewards achievement against specific, pre-set annual threshold, corporate financial and individual performance goals • Awards subject to a payout which ranges from 0% to 150% of target, with no payout for performance below 90% of the corporate financial target • Awards may be modified downward by achievement levels on individual performance goals	• Corporate financial targets are set by the HR Committee at the start of the year • Individual performance goals are set by each NEO in conjunction with his or her manager
Long-Term Incentive Plan	• Links awards to RR Donnelley's performance to increase alignment with stockholders • Key component to attract and retain executive officers • Time vested awards granted in 2016 as a result of the Spinoff • Annual value intended to be a substantial component of overall compensation package for each NEO	• Level of responsibility • Individual skills, experience and performance • Median of peer group and market survey data
Other Benefits	• Basic benefits including medical, 401(k), a frozen pension plan and other broad-based plans • Limited supplemental benefits including supplemental retirement, insurance and deferred compensation • Minimal perquisites with no tax gross-ups	• Benefits determined by level of the employee in the organization

Base Salary

The HR Committee provided no base salary increases to any NEOs for the first nine months of 2016.

Annual Incentive Plan

The threshold and corporate financial targets under the AIP for 2016 were set by the HR Committee at the beginning of the year following the presentation of the annual operating budget to the Board.

Given that the Spinoff would be effectuated mid-year, the HR Committee approved three performance metrics under the AIP:

i. a 12-month threshold metric which was not pro-rated to reflect the Spinoff;

ii. a corporate financial target that was pro-rated to the Spin Date based on seasonality as determined by the HR Committee; and

iii. a post-Spin stub period financial metric that would measure performance from the Spin Date through the end of the fiscal year with metrics to be set post-Spin under a stub period incentive plan (as further described under *Annual Incentive Plan — Stub Period Incentive Plan* beginning on page 33 of this proxy statement).

The table below sets forth a description of these targets, as well as the individual performance goals under the AIP.

Target	Metric	Treatment in the Spinoff and Payout
Threshold Target	• $7 billion in consolidated RRD revenue for 2016 • Calculated as pre-Spin consolidated RRD net sales for the nine months ended September 30, 2016 plus post-Spin net sales for the three months ended December 31, 2016	• HR Committee determined attainment as of December 31, 2016 • Target was attained
Pre-Spin Corporate Financial Target	• Non-GAAP reported EBITDA of $867.6 million results in a payout at target • Defined as net earnings attributable to RRD common stockholders adjusted for income attributable to non-controlling interests, income taxes, interest expense, investment and other income, depreciation and amortization, restructurings and impairments, acquisition-related expenses and certain other charges or credits	• HR Committee determined attainment as of the Spin Date • Pre-Spin attainment of $823.0 million Non-GAAP reported EBITDA • Resulted in a payout of 10.4%
Post-Spin Stub Plan Metrics	• Q4 unallocated operating EBITDA (target equal to the October EBITDA forecast for Q4) • Implementation of cost reduction initiatives totaling $4.5 million in Q4 2016	• HR Committee determined attainment as either met or not met as of December 31, 2016 • Q4 unallocated operating EBITDA target was not met • The cost reduction initiatives goal was attained • Resulted in a payout of 10.4%
Individual Performance Goals	• Vary by individual and vary year to year, depending upon key business objectives and areas of emphasis for each individual • Goals for 2016 NEOs included achieving corporate EBITDA and working capital targets and, for certain NEOs, achieving functional budget targets	• Awards may be modified downwards (down to 0%) if individual performance goals were not attained. • In 2016, the individual performance goals for each NEO were met with the exceptions of Mr. Leib and Mr. Pecaric and, as a result, their respective AIP awards were reduced accordingly

The HR Committee has the discretionary authority to increase or decrease the amount of the AIP award of employees not designated as "covered employees" under Section 162(m) if the HR Committee determined, prior to the end of the plan year, that an adjustment was appropriate to better reflect the actual performance of the Company and/or the participant. The HR Committee could not increase the amount of the award payable to a person who was a "covered employee" to an amount in excess of the amount earned under our 2012 Performance Incentive Plan.

The HR Committee had discretionary authority to decrease the amount of any AIP award otherwise payable at any time for any person designated as an executive officer for purposes of Section 16 of the Exchange Act ("Section 16 Officers"), including after the end of the plan year. Additionally, the HR Committee had discretionary authority to reduce the amount of the award otherwise payable if it determined that any participant had engaged in misconduct.

For 2016, the Company achieved its Threshold Target. With respect to the Pre-Spin Corporate Financial Target, non-GAAP reported EBITDA was less than $867.6 million.

2016 pre-Spin AIP targets as a percentage of base salary at year end and corresponding payouts were as follows for each of our NEOs:

Name	Pre-Spin AIP Target (%)	Pre-Spin AIP Target ($)	Pre-Spin Payout ($)
Daniel L. Knotts	150%	1,068,750	$111,150
Terry D. Peterson[1]	80%	—	—
Thomas M. Carroll	150%	506,250	$ 52,650
John P. Pecaric	100%	356,250	$ 36,309
Deborah L. Steiner	35%	91,875	$ 9,555
Thomas J. Quinlan III[2]	150%	1,350,000	$162,000
Daniel N. Leib[3]	150%	787,500	$ 94,241
Suzanne S. Bettman[2]	150%	607,500	$ 72,900

(1) Mr. Peterson joined the Company in September 2016 at which time his AIP target was set at a level commensurate with the post-Spin Company. As such, Mr. Peterson's entire AIP for 2016 is reflected in the post-Spin AIP payment on page 33.

(2) The LSC Human Resources Committee of the LSC Board of Directors determined and certified the pre-Spin AIP payouts for Mr. Quinlan and Ms. Bettman, based upon the metrics described above.

(3) The Donnelley Financial Compensation Committee of the Donnelley Financial Board of Directors determined and certified the pre-Spin AIP payout for Mr. Leib, based upon the metrics described above.

Spin Cost Reduction Incentive

In early 2016, to maintain focus on the work to be done for the Spinoff, as well as a focus on effecting the Spinoff in the most cost-effective manner, the HR Committee implemented the Spin Cost Reduction Incentive under the AIP, which granted a cash award to each of the then-current NEOs other than Mr. Quinlan, in an amount equal to 1x the recipient's salary to be paid in March 2017 if the total costs incurred by RR Donnelley in connection with the Spinoff (excluding debt and financing costs) were equal to or less than $169.0 million. The HR Committee determined this threshold after reviewing comparable transactions and their costs. After the Spinoff, the HR Committee reviewed such costs and certified that the total Spin-related costs (excluding debt and financing costs) were less than the $169.0 million target, so that such Spin Cost Reduction Incentive cash awards became payable to Mr. Knotts, Mr. Leib and Ms. Bettman. The table below shows the Spin Cost Reduction Incentives paid to each of our NEOs.

Name*	Spin Cost Reduction Incentive Payout
Daniel L. Knotts	$725,000
Daniel N. Leib	$600,000
Suzanne S. Bettman	$500,000

* Mr. Quinlan did not receive a Spin Cost Reduction Incentive.

Spin Bonus

Additionally, in early 2016, spin bonus opportunities were also awarded to certain executives of the Company, including three executives who became NEOs post-Spin (Messrs. Pecaric and Carroll and Ms. Steiner). These spin bonus opportunities were awarded commensurate with their duties and responsibilities at the beginning of the year, in order to retain and incent executives whose work was critical to enable the successful execution of the Spinoff and were not tied to a performance metric. The bonuses were paid at the completion of the Spinoff, provided the executive was still employed by RR Donnelley, LSC or Donnelley Financial after the Spinoff.

Name	Spin Bonus Payout
John P. Pecaric	$125,000
Thomas M. Carroll	$750,000
Deborah L. Steiner	$ 83,073

Long-Term Incentive Program

Our stockholder approved incentive plans allow the HR Committee to grant PSUs, RSUs, stock options and cash awards to any eligible employee. While certain of our longer-tenured NEOs, including Mr. Knotts, have outstanding stock options, no stock options have been granted since 2012.

With respect to 2016 compensation decisions, the HR Committee had a series of discussions regarding the most appropriate way to motivate and retain its executives while still maintaining a continued focus on producing strong operating results and effectively executing the Spinoff. While the RR Donnelley long-term incentive program had historically consisted of both PSUs and RSUs, the HR Committee determined that given the Spinoff, setting three year performance-related targets for all three companies would not be meaningful. Therefore, RSUs that cliff vest after three years in the Company where the officer is employed post-Spin were granted to each of Messrs. Knotts, Quinlan and Leib and Ms. Bettman at a level consistent with grants in prior years as part of overall compensation targeted at the 50th percentile of peer group data, when available for a position, and by market survey data. The RSUs do not accrue dividends on unvested units.

In addition, the stockholder approved incentive plans permit delegation of the HR Committee's authority to grant equity to employees other than the NEOs in certain circumstances. The HR Committee delegated such authority to the CEO over a small pool of equity and cash awards to key employees who were not executive officers of the Company.

Treatment of Equity and Cash Awards in Connection with the Spinoff

In connection with the Spinoff, outstanding equity and cash awards were treated as follows:

Grant Year	Award Type	Vest Period	Treatment in the Spinoff
2007-2008	Stock Options	Fully vested	Remained as RRD stock options
2009-2012	Stock Options	Fully vested	Converted to stock options in all three spin companies (basket approach) at agreed upon exchange rate
2013	Cash LTI	25% per year	Award will pay at vesting from company where employee lands (future employer approach)
	Cash Retention	March 2, 2017	Amended award agreements to allow unvested award to be paid in full upon termination without cause; award will pay at vesting using future employer approach
	RSUs	25% per year	Any tranches left to vest will vest in stock of all three companies at agreed upon exchange rate
2014	Cash LTI	25% per year	Award will pay at vesting using future employer approach
	Cash Retention	January 1, 2017	Award agreements amended to allow unvested award to be paid in full upon termination without cause; award will pay at vesting using future employer approach
	RSUs	25% per year	Any tranches left to vest will vest using the basket approach, at agreed upon exchange rate
	PSUs	Q1 2017	Truncated and measured performance as of the Spin Date; post-Spin will time vest using basket approach at agreed upon exchange rate
2015	Cash LTI	March 2, 2018	Award will pay using future employer approach
	RSUs	March 2, 2018	Vests using future employer approach
	PSUs	Q1 2018	Truncated and measured performance as of the Spin Date; post-Spin will time vest using future employer approach
2016	Cash LTI	March 2, 2019	Award will pay using future employer approach
	RSUs	March 2, 2019	Vests using future employer approach

The exercise price and number of shares subject to each option were adjusted pursuant to the formula proscribed by the Separation and Distribution Agreement by and among the Company, LSC and Donnelley Financial, dated as of September 14, 2016 (the "Separation Agreement") in order to preserve the aggregate intrinsic value (that is, the difference between the exercise price of the option and the market price of the shares for which the option may be exercised) of the converted options immediately after the Spinoff to be the same as the intrinsic value of the RR Donnelley options immediately prior to the Spinoff.

All PSU and RSU awards were converted into RSU awards over RR Donnelley, LSC and Donnelley Financial common stock, as applicable, pursuant to a formula prescribed by the Separation Agreement in order to preserve the aggregate intrinsic value of the original award, as measured immediately before and immediately after the Spinoff.

All equity and cash awards remain subject to the same terms and conditions (including with respect to vesting) immediately following the Spin Date as applicable to the corresponding RR Donnelley award immediately prior to the Spin Date, except that awards that were originally RR Donnelley PSU awards remained subject to only time-based vesting for the remainder of the applicable performance period following the Spin Date.

Following the Spin Date, the HR Committee determined the achievement level of the performance conditions on the PSUs. The achievement level for PSU awards granted in 2014 was 96% of the performance target, which equated to a 90% payout level. The achievement level for PSU awards granted in 2015 was 82.1% of the performance target and, with an organic revenue growth modifier applied, equated to a 54.1% payout level.

Pre-Spin Compensation for Messrs. Peterson, Carroll and Pecaric and Ms. Steiner

Messrs. Peterson, Carroll and Pecaric and Ms. Steiner were not executive officers of the Company prior to the Spinoff. Following the Spinoff, all four became executive officers of the Company.

Mr. Peterson

Mr. Peterson joined the Company in September 2016, shortly before the Spin Date, with the plan being that, following the Spin Date, he would serve as our Executive Vice President and Chief Financial Officer. Mr. Peterson's base salary, annual incentive compensation and benefits were all determined by the HR Committee and were set commensurate with the expectation of him assuming the role of Chief Financial Officer of the Company post-Spin. Mr. Peterson received a cash award of $900,000 paid in January 2017. In addition, Mr. Peterson received $300,000 of RSUs vesting in October 2017, $500,000 of RSUs vesting in October 2018 and $500,000 of RSUs vesting in October 2019. The actual number of RSUs granted was determined using the volume weighted average price of the Company's common stock on the first ten trading days following the Spin Date. Mr. Peterson also received relocation assistance consistent with the Company's relocation policy.

Mr. Carroll, Mr. Pecaric and Ms. Steiner

The pre-Spin compensation of each of Messrs. Carroll and Pecaric and Ms. Steiner was comprised of base salary, annual incentive compensation, long-term incentive compensation and benefits. Decisions regarding each of their respective pre-Spin compensation were made by their respective managers. Their base salaries were reviewed annually with regard to the performance, responsibilities and salary levels for similar positions within the Company. Each of Messrs. Carroll and Pecaric and Ms. Steiner worked with his or her respective manager to develop individual performance goals under the AIP and the same threshold and corporate financial targets described above were applicable to each of them.

Prior to the Spin Date, Mr. Pecaric and Mr. Carroll received long term incentive compensation in the form of RSUs and PSUs. Prior to the Spin Date, Messrs. Pecaric and Carroll received 15,871 RSUs and 21,398 RSUs, respectively (each as adjusted to reflect the Reverse Split). Prior to the Spin Date, Ms. Steiner received long-term incentive compensation in the form of cash awards. In 2016, she received a cash award in the amount of $40,000, which vests in full on March 2, 2019, subject to continued employment.

Benefit Programs

RR Donnelley's benefit programs were established based upon an assessment of competitive market factors and a determination of what was needed to retain high-caliber executives. Our primary benefits for executives included participation in broad-based plans at the same benefit levels as other employees. These plans included: retirement plans, savings plans, health and dental plans and various insurance plans, including disability and life insurance.

In addition, certain executives, including certain of our NEOs, are provided with the following benefits:

- *Supplemental Retirement Plan*: A supplemental retirement plan is offered to eligible executives described under *Pension Benefits* beginning on page 41 of this proxy statement. This supplemental retirement plan no longer provides benefit accruals because the underlying pension plan to which it relates was frozen December 31, 2011. Prior to that, the supplement retirement plan took into account compensation above limits imposed by the tax laws and was similar to programs found at many of the companies with which we competed with for talent. This benefit was available to all highly paid executives within RR Donnelley, including our NEOs. As of December 31, 2016, approximately 523 (active and inactive) employees are covered by this plan.
- *Pension Plan*: Because RR Donnelley froze its Qualified Retirement Plans (pension plan) as of December 31, 2011, generally no additional benefits will accrue under such plans or the related supplemental retirement plan.
- *Supplemental Insurance*: Additional life and disability insurance is provided to enhance the value of our overall compensation program. The premium cost for these additional benefits is included as taxable income for the NEOs and there is no tax gross-up on this benefit.
- *Deferred Compensation Plan*: The opportunity to defer receiving income and therefore defer taxation on that income, until either a number of years chosen by the executive or termination of employment with RR Donnelley.
- *Financial Counseling*: Reimbursement of expenses for financial counseling to provide executives with access to an independent financial advisor of their choice. The cost of these services, if utilized, was included as taxable income for the NEO and there was no tax gross-up on this benefit.
- *Automobile Program*: A monthly automobile allowance which provided eligible executives with an opportunity to use their car for both business and personal use in an efficient manner. This allowance was included as taxable income to the NEO and there was no tax gross-up on this benefit.

- *Airplane*: Pre-Spin, RRD had a fractional ownership interest in a private plane. In 2016, any personal use of the plane was de minimis, as described under *Summary Compensation Table* beginning on page 36 of this proxy statement. As of the Spin Date, RR Donnelley no longer owns an interest in the private plane, nor does the Company make a private plane available to its executives for their personal use.

2016 POST-SPIN COMPENSATION

Post-Spin Peer Group

In connection with the Spinoff, the HR Committee directed Willis Towers Watson to again review the Company's compensation peer group. As a result of this analysis, several changes were made to the peer group to: (i) better reflect the primary industries in which we operate and compete for talent and (ii) the size of RR Donnelley post-Spin. The resultant peer group consists of the following 22 companies:

Alliance Data Systems Corporation	Automatic Data Processing, Inc.	Avery Dennison Corporation
Bemis Company, Inc.	CH Robinson Worldwide Inc.	Essendant, Inc.
Expeditors International of Washington, Inc.	Fidelity National Information Services, Inc.	First Data Corporation
Fiserv, Inc.	Graphic Packaging Holding Company	Hub Group Inc.
News Corporation	Packaging Corporation of America	Pitney Bowes Inc.
Quad/Graphics, Inc.	Sealed Air Corporation	Sonoco Products Co.
The Interpublic Group of Companies, Inc.	Thomson Reuters Corporation	WestRock Company
XPO Logistics, Inc.		

Post-Spin Compensation Package

Following the Spinoff, the HR Committee, with the assistance of Willis Towers Watson, reviewed the compensation programs of RR Donnelley and reaffirmed the compensation philosophy and guidelines noted above. In addition, the HR Committee determined that the mix of compensation appropriately aligns the interests of our executives with the interests of our stockholders. While the vast majority of the elements of our compensation programs remained unchanged after the completion of the Spinoff, the consummation of the Spinoff in the middle of the year necessitated certain changes to our compensations programs. Those changes are outlined below.

In addition, as a result of the Spinoff, we entered into new employment agreements with our NEOs. While many of the elements of our employment agreements remained unchanged, the HR Committee made the determination to modify certain key provisions, including, where applicable, the removal of the gross-up payable to an NEO in the event an excise tax is triggered under section 280G of the Internal Revenue Code. The HR Committee amended the employment agreements of Messrs. Knotts and Carroll to provide that, if an excise tax is triggered, their change in control payments will be reduced below the threshold triggering the excise tax if the net, after-tax benefit to the NEO is higher.

The compensation program for our NEOs, including our post-Spin NEOs, is primarily focused on incentive compensation. In addition, the heaviest weighting is on long-term incentive compensation. The mix of fixed versus variable compensation at target for our post-Spin NEOs is as follows.

2016 TOTAL COMPENSATION MIX


15%
Base as % of total comp
18%
AIP at Target as % of total comp
67%
LTI as % of total comp
85%
At Risk
CEO
(Knotts)
24%
Base as % of total comp
19%
AIP at Target as % of total comp
57%
LTI as % of total comp
76%
At Risk
CFO
(Peterson)
30%
Base as % of total comp
24%
AIP at Target as % of total comp
46%
LTI as % of total comp
70%
At Risk
OTHER NEOs - Average
(Pecaric, Carroll and Steiner)

Base Salary

Following the Spinoff, the HR Committee approved increases to the salaries of certain NEOs who remained after the Spinoff to reflect their promotions and bring such NEOs into the desired competitive positioning for his or her new role, as set forth in the compensation philosophy. As a result, Mr. Knotts' salary was increased to $950,000; Mr. Pecaric's salary was increased to $475,000; and Ms. Steiner's salary was increased to $350,000. There were no changes to the base salaries of Messrs. Peterson and Carroll.

Annual Incentive Plan – Stub-Period Incentive Plan

As described above, given that the Spinoff was effectuated at the end of the third quarter of 2016, the HR Committee approved a stub period incentive plan covering performance during the fourth fiscal quarter of 2016. The plan included the two corporate financial targets noted below with each of the goals carrying a 50% weighting. If the threshold for either target was met, that target paid at 100%. If the threshold for either target was not met, then no payout was made for that target. If neither target was met, no bonus was paid under the stub period incentive plan. In addition, the plan references a 12-month metric, as described earlier in this CD&A, in compliance with Section 162(m).

The two corporate financial targets for the Stub Period were: (1) achieving unallocated operating EBITDA of $192.8 million in the fourth quarter and (2) implementation of cost reduction initiatives totaling $4.5 million in Q4. The HR Committee determined that the EBITDA target was not met and that the cost reduction target was met.

The post-Spin AIP percentages and actual post-Spin AIP payouts, based on the performance described above are shown in the table below.

Name	Post-Spin AIP Target (%)	Post-Spin AIP at Target ($)	Post-Spin Payout ($)
Daniel L. Knotts	125%	296,875	$30,875
Terry D. Peterson	80%	128,480	$13,362
Thomas M. Carroll	80%	90,000	$ 9,360
John P. Pecaric	80%	95,000	$ 9,682
Deborah L. Steiner	80%	70,000	$ 7,280

Following the Spinoff, the HR Committee, with input from Willis Towers Watson, also approved changes to the target cash bonus percentages under the AIP for NEOs who remained after the Spinoff to bring such NEOs into the desired competitive positioning as set forth in the compensation philosophy. Thus, the AIP target percentages above represent a decrease from the bonus percentages applicable to each of the respective positions for our NEOs pre-Spin. For example, our pre-Spin CEO (Mr. Quinlan) had a target AIP bonus percentage of 150%, while our current CEO post-Spin (Mr. Knotts) has a target AIP bonus percentage of 125%.

Long-Term Incentive Program

The Board recognized that some of the executive officers who became NEOs after the Spinoff had limited holdings of RR Donnelley stock as a result of a variety of factors, including the change in 2013 to our long-term incentive program to provide for cash only awards for employees below the EVP/President level. In order to align the interests of our NEOs with the interests of our stockholders, provide immediate incentive for long-term retention, and allow participants to share in the post-Spin gains in the value of RR Donnelley, the Board approved a special one-time grant of RSUs to each of Messrs. Knotts, Peterson, Pecaric and Carroll and Ms. Steiner.

These awards, in the form of restricted share units, were granted on the Spin Date and will vest in equally installments on the first three anniversaries of the grant date, subject to the grantee's continued employment with the Company.

Name	Post-Spin Grant (# of RSUs)
Daniel L. Knotts	108,947
Terry D. Peterson[1]	59,634
Thomas M. Carroll	20,642
John P. Pecaric	21,789
Deborah L. Steiner	16,055

(1) Mr. Peterson's RSUs vest as follows: 13,762 RSUs on October 1, 2017, 22,936 of RSUs on October 1, 2018 and 22,936 of RSUs on October 1, 2019.

CERTAIN OTHER POLICIES APPLICABLE PRE-SPIN AND POST-SPIN

Operation of the Human Resources Committee

The HR Committee established and monitors RR Donnelley's overall compensation strategy to ensure that executive compensation supported the business objectives and specifically established the compensation of the CEO, other senior officers and key management employees. The HR Committee did not administer the employee benefit plans, nor did it have direct jurisdiction over them, but it reviewed the employee benefit plans so as to have a better understanding of the Company's overall compensation structure. In carrying out its responsibilities, the HR Committee, with assistance from its compensation consultant, Willis Towers Watson, reviewed and determined the compensation (including salary, annual incentive, long-term incentives and other benefits) of our executive officers, including the NEOs. Management, including our executive officers, developed preliminary recommendations regarding compensation matters with respect to the executive officers other than the CEO for HR Committee review. The HR Committee then reviewed management's preliminary recommendations and made final compensation decisions.

Role of the Compensation Consultant

Compensation of executive officers was overseen by the HR Committee, which engaged Willis Towers Watson as its executive compensation consultant to provide objective analysis, advice and recommendations on executive officer compensation and related matters in connection with the HR Committee's decision-making process. In addition, and related to the Spinoff, the HR Committee considered the many compensation program changes and transitions that needed to occur as a result of creating three independent public companies and requested that Willis Towers Watson conduct a special review of decisions that were made over the course of 2016 with regard to the Spinoff. Willis Towers Watson regularly attended HR Committee meetings, and reported directly to the HR Committee, not to management, on matters relating to compensation for the executive officers and for directors.

Willis Towers Watson provided additional services to RR Donnelley pre-Spin not under the direction of the HR Committee, which services were pre-approved by the HR Committee. The HR Committee reviewed the work and services provided by Willis Towers Watson and it determined that (a) such services were provided on an independent basis and (b) no conflicts of interest exist. Factors considered by the HR Committee in its assessment include:

1. other services provided to the Company by Willis Towers Watson;
2. fees paid by the Company as a percentage of Willis Towers Watson's total revenue;
3. Willis Towers Watson's policies and procedures that are designed to prevent a conflict of interest and maintain independence between the personnel who provide HR services and those who provide these other services;
4. any business or personal relationships between individual consultants involved in the engagement and HR Committee members;
5. whether any stock of RR Donnelley is owned by individual consultants involved in the engagement; and
6. any business or personal relationships between the Company's executive officers and Willis Towers Watson or the individual consultants involved in the engagement.

Role of Management

Management, including the CEO and other executive officers, developed preliminary recommendations regarding compensation matters with respect to all executive officers other than the CEO, and provided these recommendations to the HR Committee. The HR Committee then reviewed management's preliminary recommendations and made final compensation decisions, with advice from Willis Towers Watson, as appropriate. The management team was responsible for the administration of the compensation programs once the HR Committee's decisions were finalized.

Risk Assessment

In 2016, the HR Committee, with the assistance of Willis Towers Watson, reviewed and evaluated our executive and employee compensation practices and concluded, based on this review, that any risks associated with such practices are not likely to have a material adverse effect on the Company. The determination primarily took into account the balance of cash and equity payouts, the balance of annual and long-term incentives, the type of performance metrics used, incentive plan payout leverage, possibility that the plan designs could be structured in ways that might encourage gamesmanship, avoidance of uncapped rewards, multi-year vesting for equity awards, use of stock ownership requirements for senior management and the HR Committee's oversight of all executive compensation programs.

Tax Deductibility Policy

The HR Committee considered the deductibility of compensation for federal income tax purposes in the design of our programs. While we generally seek to maintain the deductibility of the incentive compensation paid to its executive officers, the HR Committee retains the flexibility necessary to provide cash and equity compensation in line with competitive practices, its guiding principles, and the best interests of our stockholders even if these amounts are not fully tax deductible.

The AIP threshold target was based on consolidated revenue and established a multiplier for each NEO (for the President/CEO and COO, 5x base salary; and for the other NEOs, 3x base salary) for tax deductibility purposes under Section 162(m) of the Internal Revenue Code. These award pools were the absolute maximum limitations on the dollar value of awards earned. The HR Committee then exercised negative discretion to reduce the amount of the pre-Spin AIP award for each NEO and determined the actual annual cash incentive payouts, guided by its consideration of our performance criteria outlined for the pre-Spin and post-Spin compensation packages.

Stockholder Outreach

During 2016, we continued our practice of engaging with stockholders about various corporate governance topics including executive compensation. Meetings were held with significant institutional investors to, among other things, gather additional feedback on RR Donnelley's compensation programs. Based on such meetings and meetings held in prior years, we made changes to our compensation programs.

RR Donnelley received a 95.32% vote in support of its executive compensation program in the 2016 Say-on-Pay advisory vote. We believe the pre-Spin compensation decisions and the overall executive compensation program were tailored to our business strategies, aligned pay with performance, and took the feedback received from investors into account.

Stock Ownership Guidelines

The HR Committee has established stock ownership guidelines for all NEOs and certain other executives. These guidelines are designed to encourage the Company's executives to have a meaningful equity ownership in RR Donnelley, and thereby link their interests with those of our stockholders. These stock ownership guidelines provide that within three years of hire or promotion, all executive officers of the Company, other than our CEO, must own and retain Company capital stock having a fair market value of 3x their salary and that our CEO must own and retain Company capital stock having a fair market value of 5x his salary. In the event an executive does not achieve or make progress toward the required stock ownership level, the HR Committee has the discretion to take appropriate action. As of March 31, 2017, all of the post-Spin NEOs had met or exceeded or have made appropriate progress toward their ownership guidelines.

Human Resources Committee Report

The HR Committee of the Board of Directors of R.R. Donnelley & Sons Company, on behalf of the Board, establishes and monitors the Company's overall compensation strategy to ensure that executive compensation supports the business objectives. In fulfilling its oversight responsibilities, the HR Committee reviewed and discussed with management the Compensation Discussion & Analysis set forth in this proxy statement.

In reliance on the review and discussions referred to above, the HR Committee recommended to the Board that the Compensation Discussion & Analysis be incorporated in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and the Company's proxy statement to be filed in connection with the Company's 2017 Annual Meeting of Stockholders.

The HR Committee of R.R. Donnelley & Sons Company

P. Cody Phipps, Chairman
Susan M. Gianinno
Timothy R. McLevish



Executive Compensation

The Summary Compensation Table provides compensation information about our principal executive officer, principal financial officer, and the three most highly compensated executive officers other than the principal executive officer and principal financial officer as of December 31, 2016. In addition, information is provided below about our former principal executive officer, former principal financial officer and former general counsel, each of whom left the Company as of the Spin Date but are required to be included in this proxy statement pursuant to SEC rules (as discussed in the CD&A section beginning on page 24).

2016 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($) [1]	Stock Awards ($) [2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($) [3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [4]	All Other Compensation ($) [5][6][7]	Total ($)
Daniel L. Knotts President and Chief Executive Officer	2016 2015 2014	781,250 725,000 725,000	1,125,000 700,000 400,000	4,354,484 2,235,630 2,096,640	— — —	142,025 205,538 761,250	36,291 — 223,247	32,747 25,043 25,018	6,471,797 3,891,211 4,231,155
Terry D. Peterson Executive Vice President and Chief Financial Officer	2016	168,750	—	1,345,939	—	13,362	—	12,618	1,540,669
Thomas M. Carroll III Executive Vice President and Chief Administrative Officer	2016	450,000	916,667	913,212	—	62,010	12,093	36,554	2,390,536
John P. Pecaric Executive Vice President, Chief Commercial Officer and President International	2016	396,250	250,000	823,567	—	45,991	—	267,542	1,783,350
Deborah L. Steiner Executive Vice President and General Counsel	2016	265,513	124,740	362,361	—	16,835	—	—	769,449
Thomas J. Quinlan III[7] Former President and Chief Executive Officer	2016 2015 2014	900,000 1,183,333 1,000,000	— — —	6,444,766 6,420,138 5,990,400	— — —	162,000 340,200 1,050,000	152,703 — 205,986	19,654 31,844 31,585	7,679,123 7,975,515 8,277,971
Daniel N. Leib[7] Former Executive Vice President and Chief Financial Officer	2016 2015 2014	450,000 600,000 600,000	900,000 300,000 100,000	1,421,694 1,420,042 1,331,200	— — —	81,000 170,100 630,000	43,177 — 57,691	18,533 25,327 21,974	2,914,404 2,515,469 2,740,865
Suzanne S. Bettman[7] Former Executive Vice President and General Counsel	2016 2015 2014	375,000 458,333 450,000	725,000 225,000 50,000	900,312 921,488 865,280	— — —	72,900 141,750 472,500	75,748 — 104,044	27,462 35,502 34,883	2,176,422 1,782,073 1,976,707

(1)   The amounts shown in this column for 2016 and 2015 constitute long-term incentive compensation paid as cash awards (the "Cash Awards") granted under the Company's 2012 Performance Incentive Plan (the "2012 PIP") in 2013 and 2014 of which one-fourth and one-third, respectively, vested on the anniversary of each of the grant dates. The 2016 amounts also include spin cost reduction bonuses in the amount of $725,000, $600,000 and $500,000 for each of Mr. Knotts, Mr. Leib and Ms. Bettman, respectively, and spin bonuses in the amount of $125,000, $750,000 and $83,073, for each of Mr. Pecaric, Mr. Carroll and Ms. Steiner, respectively.

(2)   The amounts shown in this column constitute the aggregate grant date fair value of RSUs granted during the fiscal year under the 2012 PIP. In addition, for 2016, the amounts shown include a one-time grant of RSUs granted on October 1, 2016. The amounts are valued in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Compensation — Stock Compensation* (which we refer to as ASC Topic 718). See Note 18 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 for a discussion of the relevant assumptions used in calculating the fair value pursuant to ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(3)   The amounts shown in this column include payments made under our AIP, which is a subplan of the 2012 PIP. At the outset of each year, the HR Committee sets performance criteria that are used to determine whether and to what extent the NEOs will receive payments under the AIP. See *Compensation Discussion and Analysis* beginning on page 24 of this proxy statement for further information on the 2016 payments.

(4) The amounts shown in this column include the aggregate of the increase, if any, in actuarial values of each of the named executive officer's benefits under our Pension Plans and Supplemental Pension Plans. Each of our NEOs had a decrease in actuarial value in 2015 in the following amounts: Mr. Quinlan, $35,573; Ms. Bettman, $22,439; Mr. Knotts, $64,271; and Mr. Leib, $13,064. Mr. Pecaric had a decrease in actuarial value in 2016 in the amount of $3,119.

(5) Mr. Quinlan's amount for 2015 includes interest of $8,214 (calculated at the prime interest rate) that was contributed by the Company in 2015 to Mr. Quinlan's related 401(k) Supplemental Executive Retirement Plan-B account.

(6) Amounts in this column include the value of the following perquisites provided to the NEOs in 2016: (a) an amount for automobile allowance which is the amount actually paid to each NEO; (b) personal tax/financial advice which is valued at actual amounts paid to each provider of such advice; (c) the premium paid by the Company for group term life insurance and supplemental disability insurance; and (d) imputed income from Company provided life insurance. In addition, prior to the Spin Date, the Company owned a fractional interest in an airplane. NEOs are required to reimburse the Company for the incremental cost to the Company of personal use of our aircraft calculated based on the average variable operating costs of operating the aircraft, including fuel costs and landing fees, trip-related repairs and maintenance, catering and other miscellaneous variable costs. In 2016, there was no personal use of the airplane by any NEO. Mr. Knotts is also able to use certain country clubs at which the Company has a business purpose membership for his personal use but to the extent that there is an incremental cost to the Company, Mr. Knotts reimburses the Company for such personal use. Mr. Knotts also received a vacation premium in the amount of $6,971 which was available to all employees whose service exceeds 30 years. Mr. Peterson received relocation expenses in the amount of $7,083. Mr. Pecaric received the following additional benefits: relocation expenses in the amount of $10,000 and $252,998 related to compensation adjustments related to his status as an expat for part of 2016. These adjustments included compensation of $85,015 for host housing and utilities, $21,583 related to a cost-of-living adjustment as well as $146,400 tax equalization paid as part of our long term assignment policy. The Company does not provide tax-gross ups on any of these benefits.

The table below provides further detail regarding the perquisites paid to our NEOs in 2016.

Named Executive Officer	Corporate Automobile Allowance ($)	Personal Tax/ Financial Advice ($)	Supplemental Life Insurance Premium ($)	Supplemental Disability Insurance Premium ($)	Imputed Income from Company Provided Life Insurance ($)
Daniel L. Knotts	16,800	1,475	2,050	4,718	733
Terry D. Peterson	4,900	600	—	—	35
Thomas M. Carroll	16,800	1,117	10,650	7,284	703
John P. Pecaric	4,200	—	—	—	344
Deborah L. Steiner	4,200	—	—	—	345
Thomas J. Quinlan III	12,600	—	2,290	4,540	224
Daniel N. Leib	12,600	1,725	—	3,599	609
Suzanne S. Bettman	12,600	8,641	1,690	4,368	164

(7) Messrs. Quinlan and Leib and Ms. Bettman resigned from their positions with us in connection with the Spinoff and continued employment with LSC or Donnelley Financial. Therefore, the 2016 information reflects earnings and awards from January 1, 2016 through September 30, 2016.

2016 GRANTS OF PLAN-BASED AWARDS

Given that the Spinoff would be effectuated near the fourth quarter of 2016, at the beginning of 2016 the HR Committee approved three performance metrics under the AIP: (a) a 12-month threshold metric (in compliance with Section 162(m) of the Internal Revenue Code) which was not pro-rated to reflect the Spinoff; (b) a corporate financial target that was pro-rated to the Spin Date based on seasonality as determined by the HR Committee; and (c) a post-Spin stub-plan that would establish metrics to measure performance from the Spin Date through the end of the fiscal year.

The following table shows additional information regarding: (i) the threshold, target and maximum level of annual cash incentive awards for our NEOs for performance during 2016 under our AIP; and (ii) restricted share units granted in February 2016 that were awarded to help retain the NEOs throughout the Spinoff and focus their attention on building stockholder value.

GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stocks or Units (#)[2][3]	Grant Date Fair Value of Stock and Option Awards[4]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Maximum (#)		
Daniel L. Knotts	—	136,563	1,365,625	2,048,438	—	—	—	—
	2/29/2016	—	—	—	—	—	147,170	1,895,550
	10/1/2016	—	—	—	—	—	108,947	2,458,934
Terry D. Peterson	—	12,848	128,480	192,720	—	—	—	—
	10/01/2016	—	—	—	—	—	59,634	1,345,939
Thomas M. Carroll	—	59,625	596,250	894,375	—	—	—	—
	2/29/2016	—	—	—	—	—	34,730	447,322
	10/01/2016						20,642	465,890
John P. Pecaric	—	45,125	451,250	676,875	—	—	—	—
	2/29/2016	—	—	—	—	—	25,760	331,789
	10/01/2016	—	—	—	—	—	21,789	491,778
Deborah L. Steiner	—	16,188	161,875	242,813	—	—	—	—
	10/01/2016	—	—	—	—	—	16,055	362,361
Thomas J. Quinlan III	—	135,000	1,350,000	2,025,000	—	—	—	—
	2/29/2016	—	—	—	—	—	500,370	6,444,766
Daniel N. Leib	—	78,750	787,500	1,181,250	—	—	—	—
	2/29/2016	—	—	—	—	—	110,380	1,421,694
Suzanne S. Bettman	—	60,750	607,500	911,250	—	—	—	—
	2/29/2016	—	—	—	—	—	69,900	900,312

(1) In each case, the amount actually earned by each NEO is reported as Non-Equity Incentive Plan Compensation in the *2016 Summary Compensation Table*. See *Compensation Discussion and Analysis* beginning on page 24 of this proxy statement for further information on these payments.

(2) Consists of restricted share units awarded under the 2012 PIP. The awards granted on February 29, 2016 vest in full on the third anniversary of the grant date. The awards granted on October 1, 2016 vest ratably over three years on the anniversary of the grant date, except for Mr. Peterson's grant, which will vest as follows: 13,762 of RSUs on October 1, 2017, 22,936 of RSUs on October 1, 2018 and 22,936 of RSUs on October 1, 2019. The RSUs have no dividend or voting rights and are payable in shares of common stock of the Company upon vesting. If employment terminates by reason of death or disability, the unvested portion of the RSUs shall become fully vested. If employment terminates other than for death or disability, the unvested portion of the RSUs will be forfeited. NEO employment agreements provide for accelerated vesting of equity awards under certain circumstances. See *Potential Payments Upon Termination or Change in Control* beginning on page 44 of this proxy statement.

(3) Represents the number of RSUs following the equity award conversions at the time of the Spinoff. On October 1, 2016, in connection with the Spinoff and the 1-for-3 reverse split of its common stock conducted by the Company, the awards granted on February 29, 2016 were converted and adjusted into the following numbers of RSUs over Company common stock: for Mr. Knotts, 90,675; for Mr. Carroll, 21,398; and for Mr. Pecaric, 15,871. Mr. Quinlan and Ms. Bettman received 251,876 and 35,186, respectively, RSUs over the common stock of LSC Communications, Inc.; and Mr. Leib received 65,494 RSUs over the common stock of Donnelley Financial Solutions, Inc.

(4) Grant date fair value with respect to the RSUs is determined in accordance with ASC Topic 718. See Note 18 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2016 for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to ASC Topic 718. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

NARRATIVE TO SUMMARY COMPENSATION TABLE AND GRANTS OF PLAN-BASED AWARDS TABLE

Employment Agreements

During their term as an NEO, each of the NEOs was employed (or continues to be employed) pursuant to an employment agreement with the Company. Each employment agreement sets forth, among other things, the NEO's base salary, bonus opportunities, entitlement to participate in our benefit plans, equity awards and provisions with respect to certain payments and other benefits upon termination of employment under certain circumstances (such as without "cause" or leaving employment for "good reason," as defined in the agreements) or, in certain agreements, after a change in control of the Company. Please see *Potential Payments Upon Termination or Change in Control* beginning on page 44 of this proxy statement for a description of such provisions.

The base salary set forth in each of Messrs. Knotts, Peterson, Carroll and Pecaric's employment agreement is $950,000, $550,000, $450,000 and $475,000, respectively. The base salary set forth in Ms. Steiner's employment agreement is $350,000. Prior to the Spinoff and while NEOs of the Company, the minimum base salary set forth in each of Mr. Quinlan, Ms. Bettman and Mr. Leib's employment agreements was $1,000,000, $400,000 and $500,000, respectively.

The employment agreements also set forth each NEO's target bonus as a percentage of such NEO's base salary. The target bonus for each NEO is 80%, except for Mr. Knotts, whose target bonus is 125%. Prior to the Spin and the Pre-Spin NEOs' departures from the Company, the target bonus as a percentage of such pre-Spin NEO's base salary was 150% for each of Mr. Quinlan, Ms. Bettman and Mr. Leib.

The employment agreements of the NEOs provide that such NEO will be entitled to participate in the Company's compensation and benefit programs that are available to all management employees.

SALARY AND BONUS IN PROPORTION TO TOTAL COMPENSATION

Assuming target performance with respect to long-term incentive awards, Mr. Knotts received approximately 17% and Mr. Peterson received approximately 12% of his total compensation in the form of base salary and cash incentive awards under the AIP, while Ms. Steiner, Mr. Pecaric and Mr. Carroll received approximately 44%, 35% and 36% of his or her total compensation in the form of base salary and cash incentive awards under the AIP.

With respect to our former NEOs, during their employment with us, Mr. Quinlan, Mr. Leib and Ms. Bettman received approximately 14%, 27% and 33%, respectively, of each of their total compensation in the form of base salary and cash incentive awards under the AIP.

As noted in *Compensation Discussion and Analysis* beginning on page 24 of this proxy statement, we believe that a substantial portion of each NEO's compensation should be in the form of equity awards. Our HR Committee believes that our current compensation program gives our NEOs a substantial alignment with stockholders, while also permitting the Committee to incentivize the NEOs to pursue specific short and long-term performance goals. Please see the *Compensation Discussion and Analysis* section of this proxy statement for a description of the objectives of our compensation program and overall compensation philosophy.

OUTSTANDING EQUITY AWARDS AT 2016 FISCAL YEAR-END

The following table shows certain information about unexercised options and unvested stock awards at December 31, 2016. All amounts below have been adjusted to give effect to the 1 for 3 reverse stock split that was effective October 1, 2016.

	OPTION AWARDS				STOCK AWARDS			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable[1]	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Daniel L. Knotts	14,500	—	21.48	3/1/2022	—	—	—	—
	36,666	—	32.29	2/25/2020	—	—	—	—
	77,016	—	52.05	2/28/2018	—	—	—	—
	49,290	—	58.79	3/20/2017	—	—	—	—
	—	—	—	—	302,042	4,929,325	—	—
Terry D. Peterson	—	—	—	—	59,634	973,227	—	—
Thomas M. Carroll	—	—	—	—	64,069	1,045,606		
John P. Pecaric	—	—	—	—	47,510	775,363		
Deborah L. Steiner	—	—	—	—	16,055	262,018	—	—
Thomas J. Quinlan III	118,666	—	21.48	3/1/2022	—	—	—	—
	66,666	—	30.23	2/27/2021	—	—	—	—
	100,000	—	32.29	2/25/2020	—	—	—	—
	316,666	—	11.51	3/1/2019	—	—	—	—
	254,460	—	52.05	2/28/2018	—	—	—	—
	160,193	—	58.79	3/20/2017	—	—	—	—
	—	—	—	—	109,000	1,778,880	—	—
Daniel N. Leib	—	—	—	—	27,416	447,429	—	—
Suzanne S. Bettman	—	—	—	—	18,382	299,994	—	—

Note: Multiple awards have been aggregated where the expiration date and the exercise price of the instruments are identical.

(1) In connection with the Spinoff, certain option awards held by Messrs. Knotts and Quinlan were converted and adjusted into options to purchase the common stock of each of the Company, LSC and Donnelley Financial, as applicable. The table above shows only options to purchase shares of RR Donnelley. The tables below show, with respect to each of Messrs. Knotts and Quinlan, the options to purchase shares of LSC and Donnelley Financial (for the purpose of the below tables, "DFS") that resulted from the conversion.

Knotts

	Original Grant		Converted RRD Options		Converted LSC Options		Converted DFS Options	
Grant Date	# of Options	Exercise Price	# of Options	Exercise Price	# of Options	Exercise Price	# of Options	Exercise Price
2/25/2010	110,000	$19.89	36,666	$32.29	13,750	$39.52	13,750	$33.53
3/1/2012	58,000	$13.23	14,500	$21.48	5,437	$26.29	5,437	$22.30

Quinlan

	Original Grant		Converted RRD Options		Converted LSC Options		Converted DFS Options	
Grant Date	# of Options	Exercise Price	# of Options	Exercise Price	# of Options	Exercise Price	# of Options	Exercise Price
3/1/2009	950,000	$ 7.09	316,666	$11.51	118,750	$14.09	118,750	$11.95
2/25/2010	300,000	$19.89	100,000	$32.29	37,500	$39.52	37,500	$33.53
2/27/2011	200,000	$18.62	66,666	$30.23	25,000	$36.99	25,000	$31.39
3/1/2012	356,000	$13.23	118,666	$21.48	44,500	$26.29	44,500	$22.30

(2) The following table provides information with respect to the vesting of each NEO's outstanding unvested restricted share units over RR Donnelley common stock that are set forth in the above table.

Vesting Date	Knotts	Peterson	Carroll	Pecaric	Steiner	Quinlan	Bettman	Leib
3/2/2017	33,733	—	5,416	—	—	94,000	16,216	24,083
10/1/2017	36,315	13,762	6,880	7,263	5,351	—	—	—
3/2/2018	68,687	—	16,613	9,850	—	15,000	2,166	3,333
10/1/2018	36,316	22,936	6,881	7,263	5,352	—	—	—
3/2/2019	90,675	—	21,398	15,871	—	—	—	—
10/1/2019	36,316	22,936	6,881	7,263	5,352	—	—	—

(3) Assumes a closing price per share of $16.32 on December 30, 2016, the last trading day of the year.

(4) Includes PSUs that were granted on March 3, 2014 and March 2, 2015. These PSUs are earned for achieving specified cumulative free cash flow targets over a three-year performance period beginning January 1, 2014 through December 31, 2016 and January 1, 2015 through December 31, 2017, respectively. In connection with the Spinoff, achievement for the underlying performance metrics was certified by the HR Committee on October 1, 2016 by prorating the performance measure up to the Spin Date. The PSUs were converted to RSUs and are now subject only to time based vesting requirements.

2016 OPTION EXERCISES AND STOCK VESTED TABLE

The following table shows information regarding the value of options exercised and restricted stock, restricted share units and performance share units that vested during 2016.

Name	OPTION AWARDS		STOCK AWARDS	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Daniel L. Knotts	—	—	63,000	979,020
Terry D. Peterson	—	—	—	—
Thomas M. Carroll	—	—	22,500	349,650
John P. Pecaric	—	—	1,250	19,425
Deborah L. Steiner	—	—	—	—
Thomas J. Quinlan III	—	—	142,750	2,218,335
Daniel N. Leib	—	—	46,250	718,725
Suzanne S. Bettman	—	—	35,250	547,785

(1) Represents the vesting of restricted share units and other similar instruments under the Company's equity plans

(2) Value realized on vesting of restricted share units is the fair market value on the date of vesting. For RSUs that vested on March 2, 2016, fair market value is based on the closing price of $15.54 as reported by the NASDAQ Stock Market since we were listed on the NASDAQ on the date of vesting.

PENSION BENEFITS

Generally, effective December 31, 2011, the Company froze benefit accruals under all of its then-existing Federal income tax qualified U.S. defined benefit pension plans (collectively referred to as the Qualified Retirement Plans) that were still open to accruals. Therefore, beginning January 1, 2012, participants generally ceased earning additional benefits under the Qualified Retirement Plans. Thereafter, the Qualified Retirement Plans were merged into one Qualified Retirement Plan and generally no new participants will enter this plan. Before the Qualified Retirement Plans were frozen, accrual rates varied based on age and service. Accruals for the plans were calculated using compensation that generally included salary and annual cash bonus awards. The Qualified Retirement Plan is funded entirely by the Company with contributions made to a trust fund from which the benefits of participants are paid.

The amount of annual earnings that may be considered in calculating benefits under a Federal income tax qualified pension plan is limited by law. The U.S. Internal Revenue Code also places other limitations on pensions that can accrue under tax qualified plans. Prior to being frozen, to the extent an employee's pension would have accrued under one of the Qualified Retirement Plans if it were not for such limitations, the additional benefits were accrued under an unfunded supplemental pension plan (referred to as the "SERP"). On

December 31, 2016, approximately 399 individuals were covered by the SERP as active employees or terminated employees with vested benefits who did not receive payments in 2016, and in 2016 approximately 124 individuals received payments from the SERP. Prior to a change in control of the Company, the SERP is unfunded and provides for payments to be made out of the Company's general assets. Because the Company froze the Qualified Retirement Plans as of December 31, 2011, generally no additional benefits will accrue under the Qualified Retirement Plan or the related SERP.

Some participants in the Qualified Retirement Plan, including those that have a cash balance or pension equity benefit, can elect to receive either a life annuity or a lump sum amount upon termination. Other participants will receive their Qualified Retirement Plan benefit in the form of a life annuity. Under a life annuity benefit, benefits are paid monthly after retirement for the life of the participant or, if the participant is married or chooses an optional benefit form, generally in a reduced amount for the lives of the participant and spouse or other named beneficiary.

Mr. Peterson and Ms. Steiner were hired after the Qualified Retirement Plan was frozen and thus they are not participants in the Qualified Retirement Plan or the SERP.

Pursuant to the Separation and Distribution Agreement, pension plan benefits associated with employees of LSC or Donnelley Financial (including the Pre-Spin NEOs) were transferred to the employee's post-Spin employer as of October 1, 2016. For Messrs. Quinlan and Leib and Ms. Bettman, the table below shows the present value of their accumulated benefit under the Qualified Retirement Plan and the SERP as of September 30, 2016, before the transfer to LSC or Donnelley Financial, as applicable. For Messrs. Knotts, Carroll and Pecaric, the table below shows the present value of their accumulated benefit under the Qualified Retirement Plan and the SERP as of December 31, 2016.

See Note 12 to the Consolidated Financial Statements included in our annual report on Form 10-K for the fiscal year ended December 31, 2016 for a discussion of the relevant assumptions used in calculating the present value of the current accrued benefit with respect to each NEO under the Qualified Retirement Plan and the SERP set forth in the table below.

2016 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Daniel L. Knotts	Pension Plan	25	$257,043	—
	SERP	25	$570,168	—
Thomas M. Carroll	Pension Plan	17	$192,810	—
	SERP	17	$151,467	—
John P. Pecaric	Pension Plan	26	$278,283	—
	SERP	26	$ 71,352	—
Thomas J. Quinlan III	Pension Plan	11	$106,826[1]	—
	SERP	11	$745,905[1]	—
Daniel N. Leib	Pension Plan	7	$ 99,865[1]	—
	SERP	7	$123,156[1]	—
Suzanne S. Bettman	Pension Plan	7	$120,773[1]	—
	SERP	7	$289,722[1]	—

(1) Represents the present value of accumulated benefit as of September 30, 2016.

NONQUALIFIED DEFERRED COMPENSATION

The 2016 Nonqualified Deferred Compensation table presents amounts deferred under our Deferred Compensation Plan. Participants may defer up to 50% of base salary and 90% of annual incentive bonus payments under the Deferred Compensation Plan. Deferred amounts are credited with earnings or losses based on the rate of return of mutual funds selected by the executive, which the executive may change at any time. We do not make contributions to participants' accounts under the Deferred Compensation Plan. Distributions generally are paid in a lump sum distribution on the latter of the first day of the year following the year in which the NEO's employment with the Company terminates or the six-month anniversary of such termination unless the NEO elects that a distribution be made three years after a deferral under certain circumstances.

The table also presents amounts deferred under our Supplemental Executive Retirement Plan ("SERP- B") through the Spin Date which were transferred to LSC in connection with the Spinoff and pursuant to the Separation and Distribution Agreement. Under the SERP-B, participants could defer a portion of their regular earnings substantially equal to the difference between the amount that, in the absence of legislation limiting additions to the employer's 401(k) plan, would have been allocated to an employee's account as before-tax and matching contributions, minus the deferral amount actually allocated under such 401(k) plan. Deferred amounts earn interest at the prime rate and such interest is paid by the Company. Distributions are paid in a lump sum upon the six-month anniversary of the termination of the participant's employment with the plan sponsor. The SERP-B was frozen in 2004 and no additional amounts may be contributed by NEOs.

None of our current NEOs participate in the Nonqualified Deferred Compensation Plan and, therefore, the information below is only reported for our former CEO, former CFO and former General Counsel.

The aggregate balances in the table below (reported as of the Spin Date) were transferred to LSC or Donnelley Financial, as applicable, pursuant to the Separation and Distribution Agreement. The transfers to each employee's post-Spin employer (including the aggregate balances of each Pre-Spin NEO) were completed as of October 1, 2016.

2016 NONQUALIFIED DEFERRED COMPENSATION TABLE

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($)[1]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Thomas J. Quinlan III					
Deferred Compensation Plan	—	—	—	—	—
Supplemental Executive Retirement Plan-B	—	—	—[2]	—	260,951
Daniel N. Leib					
Deferred Compensation Plan	—	—	2,988	—	40,045
Supplemental Executive Retirement Plan-B	—	—	—	—	—
Suzanne S. Bettman					
Deferred Compensation Plan	—	—	109,206	—	1,293,797
Supplemental Executive Retirement Plan-B	—	—	—	—	—

(1) Amounts in this column with respect to the Deferred Compensation Plan are not included in the *2016 Summary Compensation Table*. Amounts in this column with respect to the SERP-B, if there were any, would consist of Company contributed interest calculated at the prime interest rate on the NEO's account balance and would be included in the *2016 Summary Compensation Table*.

(2) Interest is credited on the last day of the fiscal year. Since Mr. Quinlan was not employed by the Company at year end, no interest was credited by the Company for 2016.



Potential Payments Upon Termination or Change in Control

We have entered into employment agreements with each of our post-Spin NEOs that provide for payments and other benefits in connection with the officer's termination for a qualifying event or circumstance and, in some agreements, for enhanced payments in connection with such termination after a Change in Control (as defined in the applicable agreement). A description of the terms with respect to each of these types of terminations follows.

Messrs. Quinlan and Leib and Ms. Bettman left the Company as of the Spin Date to become part of the management team of either LSC or Donnelley Financial. As such, they were not employed by us as of December 31, 2016 and are not included in the tables below. We assigned each of their respective employment agreements to LSC or Donnelley Financial, as applicable, and LSC and Donnelley Financial assumed such employment agreements and all payment obligations thereunder. No termination payments were made in connection with their departures and no payment obligations are owed to any of them by us.

TERMINATION OTHER THAN AFTER A CHANGE IN CONTROL

The employment agreements for each NEO provide for payments of certain benefits, as described below, upon termination of employment. The NEO's rights upon a termination of his or her employment depend upon the circumstances of the termination. Central to an understanding of the rights of each NEO under the employment agreements is an understanding of the definitions of "Cause" and, with respect to certain of our NEOs, "Good Reason" that are used in those agreements. For purposes of the employment agreements:

- We have *Cause* to terminate the NEO if the NEO has engaged in any of a list of specified activities, including refusing to substantially perform duties consistent with the scope and nature of his or her position or refusal or failure to attempt in good faith to follow the written direction of the chief executive officer, chief operating officer, chief financial officer or the Board, as applicable, committing an act materially injurious (monetarily or otherwise) to us or our subsidiaries, commission of a felony or other actions specified in the definition.

- The NEO is said to have *Good Reason* to terminate his employment (and thereby gain access to the benefits described below) if we assign the NEO duties that represent a material diminution of his duties or responsibilities, reduce the NEO's compensation, generally require that the NEO's principal office be located other than in or around Chicago, Illinois or materially breach the employment agreement. Only Mr. Knotts and Mr. Carroll's employment agreements provide for rights upon termination for Good Reason.

The employment agreements for the NEOs require, as a precondition to the receipt of these payments, that the NEO sign a standard form of release in which he or she waives all claims that he or she might have against us and certain associated individuals and entities. The employment agreements also include noncompete and nonsolicit provisions that would apply for a period of one to two years, as set forth in such NEO's agreement, following the NEO's termination of employment.

The benefits to be provided to each NEO in each of those situations are described in the tables below, which assume that the termination had taken place on December 31, 2016.

TERMINATION AFTER A CHANGE IN CONTROL

The employment agreements for our NEOs, other than Mr. Knotts, do not provide for additional payments or acceleration upon a change of control.

Mr. Knotts is not entitled to tax gross-ups upon a termination after a Change in Control (as defined in his employment agreement). Mr. Knotts' employment agreement provides that, if an excise tax is triggered, his Change in Control payments will be reduced below the threshold triggering the excise tax if the net, after-tax benefit to Mr. Knotts is higher.

As with the severance provisions described above, the rights to which Mr. Knotts is entitled under the Change in Control provisions upon a termination of employment are dependent on the circumstances of the termination. The definitions of Cause and Good Reason are the same in this termination scenario as in a termination other than after a Change in Control.

Although Mr. Carroll does not receive any additional compensation as a result of a termination in connection with a change in control, if Mr. Carroll is terminated following a change in control as defined in Section 4999 of the Internal Revenue Code ("Section 4999"), and thus an excise tax is triggered on any severance payments he would be entitled to receive, his payments will be reduced below the threshold triggering the excise tax if the net, after-tax benefit to Mr. Carroll is higher.

POTENTIAL PAYMENT OBLIGATIONS UNDER EMPLOYMENT AGREEMENTS UPON TERMINATION OF EMPLOYMENT

The following tables set forth our payment obligations under the employment agreements under the circumstances specified upon a termination of the employment of our post-Spin NEOs. The tables do not include payments or benefits that do not discriminate in scope, terms or operation in favor of the NEOs and are generally available to all salaried employees, or pension or deferred compensation payments that are discussed in the *Pension Benefits* and *Nonqualified Deferred Compensation* sections beginning on page 41 of this proxy statement.

Unless otherwise noted, the descriptions of the payments below are applicable to all of the tables relating to potential payments upon termination, termination after a change in control or after a change in control.

Disability or Death — To the extent that an NEO participates in our pension plan, such NEO would be entitled to pension benefits upon death or disability according to the terms of the pension plan. The employment agreements provide that in the event of disability or death, in addition to payments under the Company's disability benefits plan or life insurance program, as applicable and each as available to all salaried employees, each NEO is entitled to benefits paid under a supplemental disability insurance policy or supplemental life insurance policy, as applicable, maintained by the Company for the NEO's benefit. Pursuant to the terms of the Company's AIP, each NEO is also entitled to his or her pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid and as available to all salaried employees.

Additionally, all unvested equity awards held by each NEO will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.

Equity Acceleration — Pursuant to the terms of their employment agreements, each NEO is entitled to immediate vesting of all outstanding equity awards in the event of any termination initiated by the Company without Cause and, with respect to Messrs. Knotts and Carroll, for termination initiated by the Messrs. Knotts or Carroll for Good Reason. Each NEO is generally entitled to immediate vesting of all outstanding equity awards upon a change in control (as defined in the applicable Performance Incentive Plan) under the terms of such Performance Incentive Plan. PSUs will vest and become payable in accordance with the terms of the applicable award agreements in the event of any termination initiated by the Company without Cause, upon a change in control or, with respect to Messrs. Knotts and Carroll, for any termination initiated by Mr. Knotts or Mr. Carroll for Good Reason. All unvested equity awards are forfeited in the event of resignation other than for Good Reason or termination with Cause. Treatment of equity upon death or disability is discussed above in "Disability or Death."

Value of accelerated RSUs is the fair market value on the date of termination. Value of accelerated PSUs is the fair market value on the date of determination. Value of accelerated options is determined by subtracting the exercise price from the fair market value on the date of termination. For purposes of the tables, fair market value is the closing price on December 30, 2016 (the last trading day of the fiscal year) of $16.32.

Health Care Benefits — The employment agreements generally provide that, after resignation for Good Reason (with respect to Messrs. Knotts and Carroll) or termination without Cause, the Company will continue providing medical, dental, and vision coverage to the NEO that the NEO was eligible to receive immediately prior to such termination for a period of time. For Mr. Knotts, this period is 24 months after such resignation or termination before a Change in Control, and the last day of the second calendar year following the calendar year in which such termination occurs after a Change in Control. For Messrs. Peterson, Carroll and Pecaric and Ms. Steiner, this period is 18 months after such resignation or termination. In the event of resignation other than for Good Reason or termination with Cause, the NEO is entitled to the same benefits as all other employees would be entitled to after termination. Benefits payable upon disability or death are described above in "Disability or Death."

280G Tax Treatment — Upon a change in control (as defined in Section 4999) of the Company, an NEO may be subject to certain excise taxes under Section 4999 of the Internal Revenue Code with respect to payments that are treated as excess parachute payments under Section 280G. With respect to Messrs. Knotts and Carroll, the Company will reduce the amount of the payments the NEO would otherwise be entitled to receive to below the threshold triggering the excise taxes under Section 4999, provided that the net, after-tax benefit to the NEO is higher.

The tables assume that termination or any Change in Control took place on December 31, 2016.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Mr. Knotts, the Company's President and Chief Executive Officer, would be entitled to the following:

	Resignation for Good Reason or Termination Without Cause ($)	Resignation for other than Good Reason or Termination With Cause ($)	Resignation for Good Reason or Termination Without Cause after Change in Control ($)	Disability ($)	Death ($)
Cash:					
Base Salary	1,900,0`00[1]	—	2,840,500[2]	—[3]	—
Bonus	2,375,000[1]	—	3,550,625[2]	—[4]	—[4]
Deferred Cash	1,300,000[5]	—	1,300,000[6]	1,300,000[7]	1,300,000[7]
Lump Sum	—	—	75,000	—	—
Equity:					
Restricted Share Units[8]	4,929,325	—	4,929,325[9]	4,929,325[9]	4,929,325[9]
Options[8]	—	—	—[9]	—[9]	—[9]
Benefits and Perquisites:[10]					
Post-Termination Health Care	27,874	—	27,874	—	—
Supplemental Life Insurance	4,100	—	4,100	—	2,000,000[11]
Supplemental Disability Insurance	9,436	—	9,436	2,264,994[12]	—
Financial Planning	24,000	—	24,000	—	—
Car Allowance	33,600	—	33,600	—	—
Total:	10,603,335	—	12,794,460	8,494,319	8,229,325

(1) Mr. Knotts is entitled to 2x base salary and 2x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period.

(2) Mr. Knotts is entitled to 2.99x base salary and 2.99x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period. Mr. Knotts is also entitled to his pro-rated annual bonus for the year in which the termination after a Change in Control occurs, payable at the same time as and to the extent that all other annual bonuses are paid. This bonus is not reflected in this table as, assuming a termination date of December 31, 2016, Mr. Knotts would have been entitled to this bonus pursuant to the terms of the AIP under which the annual bonus is paid (which provides for payment of the bonus to any participant who is on the payroll of the Company as of December 31) which are the same terms generally available to all salaried employees who participate in the plan.

(3) Mr. Knotts is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.

(4) Pursuant to the terms of the Company's AIP, Mr. Knotts is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan. As Mr. Knotts would have been entitled to his annual bonus on December 31 pursuant to the terms of the AIP, the bonus is not reflected in this table for a termination due to death or disability.

(5) The cash retention award (the "2013 Cash Retention Award") awarded under the 2012 PIP in March 2013 and the unvested portion of a cash incentive award (the "2014 Cash Retention Award") awarded under the 2012 PIP in March 2014 would vest and become payable pursuant to the terms of the awards.

(6) Assuming a Change in Control on December 31, 2016, the 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would become payable pursuant to the terms of the award.

(7) The 2013 Cash Retention Award and the full unvested portion of the 2014 Cash Retention Award would vest and become payable pursuant to the terms of the applicable award.

(8) Assumes a price per share of $16.32 on December 30, 2016.

(9) All unvested equity awards held by Mr. Knotts will immediately vest under the terms of the 2012 PIP.

(10) Except as disclosed, Mr. Knotts receives the same benefits that are generally available to all salaried employees upon death or disability.

(11) Represents benefits payable under a supplemental life insurance policy maintained by the Company for the benefit of Mr. Knotts in excess of the amount generally available to all salaried employees.

(12) Represents benefits payable under a supplemental disability insurance policy maintained by the Company for the benefit of Mr. Knotts in excess of the amount generally available to all salaried employees.

Mr. Peterson, the Company's Executive Vice President and Chief Financial Officer, would be entitled to the following:

	Termination Without Cause ($)[1]	Termination With Cause ($)	Disability ($)	Death ($)
Cash:				
Base Salary	550,000[2]	—	—[3]	—
Bonus	440,000[2]	—	—[4]	—[4]
Deferred Cash[5]	900,000	—	900,000	900,000
Equity:				
Restricted Share Units[6]	973,227	—	973,227[7]	973,227[7]
Benefits and Perquisites:[8]				
Post-Termination Health Care	5,004	—	—	—
Financial Planning	—	—	—	—
Car Allowance	—	—	—	—
Total:	2,868,231	—	1,873,227	1,873,227

(1) Mr. Peterson is entitled to the same payments regardless of if his termination occurs following a change in control.

(2) Mr. Peterson is entitled to 1x base salary and 1x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period.

(3) Mr. Peterson is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.

(4) Pursuant to the terms of the Company's AIP, Mr. Peterson is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan. As Mr. Peterson would have been entitled to his annual bonus on December 31 pursuant to the terms of the AIP, the bonus is not reflected in this table for a termination due to death or disability.

(5) The cash retention award awarded under the 2012 PIP in August 2016 when Mr. Peterson joined the Company would be payable pursuant to the terms of the award.

(6) Assumes a price per share of $16.32 on December 30, 2016.

(7) All unvested equity awards held by Mr. Peterson will immediately vest upon disability or death, pursuant to the terms of the applicable award agreements.

(8) Except as disclosed, Mr. Peterson receives the same benefits that are generally available to all salaried employees upon death or disability

Mr. Carroll, the Company's Executive Vice President and Chief Administrative Officer, would be entitled to the following:

	Resignation for Good Reason or Termination Without Cause ($)[1]	Resignation for other than Good Reason or Termination With Cause ($)	Disability ($)	Death ($)
Cash:				
Base Salary	675,000[2]	—	—[3]	—
Bonus	540,000[2]	—	—[4]	—[4]
Deferred Cash	666,666[5]	—	645,790[6]	645,790[6]
Equity:				
Restricted Share Units[7]	1,045,606	—	1,045,606[8]	1,045,606[8]
Benefits and Perquisites:[9]				
Post-Termination Health Care	8,412	—	—	—
Supplemental Life Insurance	—	—	—	2,000,000[10]
Supplemental Disability Insurance	—	—	1,612,500[11]	—
Financial Planning	—	—	—	—
Car Allowance	—	—	—	—
Total:	2,935,684	—	3,303,896	3,691,396

(1) Mr. Carroll is entitled to the same payments regardless of if his termination occurs following a change in control.

(2) Mr. Carroll is entitled to 1.5x base salary and 1.5x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period.

(3) Mr. Carroll is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.

(4) Pursuant to the terms of the Company's AIP, Mr. Carroll is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan. As Mr. Carroll would have been entitled to his annual bonus on December 31 pursuant to the terms of the AIP, the bonus is not reflected in this table for a termination due to death or disability.

(5) The cash retention award (the "2013 Cash Retention Award") awarded under the 2012 PIP in March 2013 would be payable pursuant to the terms of the award. The unvested portion of a cash incentive award (the "2014 Cash Retention Award") awarded under the 2012 PIP in March 2014 and would vest and become payable pursuant to the terms of the awards.

(6) Mr. Carroll would receive a prorated portion of the 2013 Cash Retention Award and the 2014 Cash Retention Award would vest and become payable pursuant to the terms of the award.

(7) Assumes a price per share of $16.32 on December 30, 2016.

(8) All unvested equity awards held by Mr. Carroll will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.

(9) Except as disclosed, Mr. Carroll receives the same benefits that are generally available to all salaried employees upon death or disability.

(10) Represents benefits payable under a supplemental life insurance policy maintained by the Company for the benefit of Mr. Carroll in excess of the amount generally available to all salaried employees.

(11) Represents benefits payable under a supplemental disability insurance policy maintained by the Company for the benefit of Mr. Carroll in excess of the amount generally available to all salaried employees.

Mr. Pecaric, the Company's Executive Vice President, Chief Commercial Officer and President of International, would be entitled to the following:

	Termination Without Cause ($)[1]	Termination With Cause ($)	Disability ($)	Death ($)
Cash:				
Base Salary	475,000[2]	—	—[3]	—
Bonus	380,000[2]	—	—[4]	—[4]
Deferred Cash	375,000[5]	—	362,474[6]	362,474[6]
Equity:				
Restricted Share Units[7]	775,363	—	775,363[8]	775,363[8]
Benefits and Perquisites:[9]				
Post-Termination Health Care	5,608	—	—	—
Financial Planning	—	—	—	—
Car Allowance	—	—	—	—
Total:	2,010,971	—	1,137,837	1,137,837

(1) Mr. Pecaric is entitled to the same payments regardless of if his termination occurs following a change in control.

(2) Mr. Pecaric is entitled to 1x base salary and 1x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period.

(3) Mr. Pecaric is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.

(4) Pursuant to the terms of the Company's AIP, Mr. Pecaric is entitled to his pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan. As Mr. Pecaric would have been entitled to his annual bonus on December 31 pursuant to the terms of the AIP, the bonus is not reflected in this table for a termination due to death or disability.

(5) The cash retention award (the "2013 Cash Retention Award") awarded under the 2012 PIP in March 2013 would be payable pursuant to the terms of the award. The unvested portion of a cash incentive award (the "2014 Cash Retention Award") awarded under the 2012 PIP in March 2014 and would vest and become payable pursuant to the terms of the awards.

(6) Mr. Pecaric would receive a prorated portion of the 2013 Cash Retention Award and the 2014 Cash Retention Award would vest and become payable pursuant to the terms of the award.

(7) Assumes a price per share of $16.32 on December 30, 2016.

(8) All unvested equity awards held by Mr. Pecaric will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.

(9) Except as disclosed, Mr. Pecaric receives the same benefits that are generally available to all salaried employees upon death or disability.

Ms. Steiner, the Company's Executive Vice President and General Counsel would be entitled to the following:

	Termination Without Cause ($)[1]	Termination With Cause ($)	Disability ($)	Death ($)
Cash:				
Base Salary	350,000[2]	—	—[3]	—
Bonus	280,000[2]	—	—[4]	—[4]
Deferred Cash	234,167[5]	—	229,992[6]	229,992[6]
Equity:				
Restricted Share Units[7]	262,018	—	262,018[8]	262,018[8]
Benefits and Perquisites:[9]				
Post-Termination Health Care	5,002	—	—	—
Financial Planning	—	—	—	—
Car Allowance	—	—	—	—
Total:	1,131,187	—	492,010	492,010

(1) Ms. Steiner is entitled to the same payments regardless of if her termination occurs following a change in control.

(2) Ms. Steiner is entitled to 1x base salary and 1x target annual bonus as if all targets and objectives had been met, paid over the applicable severance period.

(3) Ms. Steiner is entitled to the same 60% of base salary until age 65 with a maximum $10,000 per month that is generally available to all salaried employees upon disability.

(4) Pursuant to the terms of the Company's AIP, Ms. Steiner is entitled to her pro-rated annual bonus for the year in which the disability or death occurs, payable at the same time as and to the extent that all other annual bonuses are paid which are the same terms generally available to all salaried employees who participate in the plan. As Ms. Steiner would have been entitled to her annual bonus on December 31 pursuant to the terms of the AIP, the bonus is not reflected in this table for a termination due to death or disability.

(5) The cash retention award (the "2013 Cash Retention Award") awarded under the 2012 PIP in March 2013 would be payable pursuant to the terms of the award. The unvested portion of a cash incentive award (the "2014 Cash Retention Award") awarded under the 2012 PIP in March 2014 and would vest and become payable pursuant to the terms of the awards.

(6) Ms. Steiner would receive a prorated portion of the 2013 Cash Retention Award and the 2014 Cash Retention Award would vest and become payable pursuant to the terms of the awards.

(7) Assumes a price per share of $16.32 on December 30, 2016.

(8) All unvested equity awards held by Ms. Steiner will immediately vest upon disability or death pursuant to the terms of the applicable award agreements.

(9) Except as disclosed, Ms. Steiner receives the same benefits that are generally available to all salaried employees upon death or disability.



**Director
Compensation**

PRE-SPIN DIRECTOR COMPENSATION PROGRAM

Equity-Based Compensation

Prior to the Spinoff, each non-employee director received a $5,000 cash meeting fee for each meeting of the Board attended in person or telephonically as well as an annual retainer fee paid in restricted share units as set forth below. Director RSUs vested in equal portions over three years from the date of grant, with the opportunity to defer vesting of any tranche of RSUs until termination of service on the Board. In the event of termination of service on the Board prior to a vesting date, all RSUs would vest. Dividend equivalents on the awards were deferred (credited with interest quarterly at the same rate as five-year U.S. government bonds) and paid out in cash with the corresponding RSUs. Each director received annually a RSU grant, the fair market value of which was $230,000, as a base retainer for serving as a director. A director also received, as applicable, the following annual awards of a RSU grant with a fair market value of:

— $35,000, for serving as the chairman of the Audit or HR Committees;
— $20,000, for serving as chairman of Governance, Responsibility & Technology Committee;
— $20,000, for serving as a member of the Audit Committee other than the chairman; or
— $175,000, for serving as chairman of the Board.

Fair market value is defined as the closing price of the Company's stock on the date of grant.

Pension

Under the Wallace Computer Services Directors Pension Plan, Messrs. Pope and Riordan receive quarterly payments of $6,250 starting at the later of age 60 or termination of service on the Board, and continuing until the balance in such director's pension account has been paid out. As of December 31, 2016, Messrs. Pope and Riordan had balances of $175,000 and $35,438, respectively. No other director will receive payments under this plan.

Benefits

Non-employee directors could also elect to participate in the Company's medical benefit plans. Any director who so elected paid the full cost of participation as if such director was a retiree of the Company.

POST-SPIN DIRECTOR COMPENSATION PROGRAM

Following the Spinoff, the Company and the Board revised the Board's compensation program to align with the profile of the Company after completion of the Spinoff. The revised compensation program was effective on the Spin Date. Pursuant to this program, each non-employee director receives an annual cash retainer of $105,000 and an annual equity retainer with a fair market value of $140,000. In addition, each director will also receive, as applicable, the following additional cash and equity retainers:

Cash:
— $25,000, for serving as the chairman of the Audit or HR Committees;
— $20,000, for serving as chairman of Corporate Responsibility & Governance Committee;
— $75,000, for serving as chairman of the Board.

Equity:
— $75,000, for serving as the chairman of the Board

Director RSUs vest and are payable on the first anniversary of the date of grant. In the event of termination of service on the Board prior to a vesting date, all RSUs will vest. Dividend equivalents on the awards are deferred (credited with interest quarterly at the same rate as five-year U.S. government bonds) and paid out in cash with the corresponding RSU.

Fair market value is defined as the closing price of the Company's stock on the date of grant.

Pension

Under the Wallace Computer Services Directors Pension Plan, Mr. Pope will receive quarterly payments of $6,250 starting at the later of age 60 or termination of service on the Board and continuing until the balance in such director's pension account has been paid out. As of December 31, 2016, Mr. Pope had a balance of $175,000. No other director will receive payments under this plan as the plan is frozen.

Mr. Pope also receives a benefit under the Moore Wallace Capital Accumulation Plan for Directors. Under this plan, Mr. Pope receives an annual payment of $5,331, continuing until age 80. No other director receives payments under this plan and the plan is frozen.

Benefits

Non-employee directors may also elect to participate in the Company's medical benefit plans. Any director who so elects pays the full cost of participation as if such director were a retiree of the Company.

Stock Ownership Requirements

The Board has established stock ownership guidelines for all non-employee directors. These guidelines are designed to encourage the Board to have a meaningful equity ownership in the Company, thereby linking their interests with those of our stockholders. Pursuant to the stock ownership guideline, non-employee directors are expected to own and retain 50,000 shares of capital stock or equivalents in the Company within five years from the annual meeting at which he or she is elected to the Board. For those non-employee directors who do not meet the threshold, it is expected that progress will be made towards the goal on an annual basis. The Corporate Responsibility & Governance Committee monitors compliance with the guidelines and conducts a formal review on an annual basis.

2016 NON-EMPLOYEE DIRECTOR COMPENSATION TABLE

Directors who are our employees receive no additional fee for service as a director. Non-employee directors receive compensation as described above.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Susan Cameron[4]	40,000	250,000	623	290,623
Richard Crandall[5]	55,000	230,000	1,872	286,872
Susan Gianinno	55,000	230,000	500	285,500
Judith Hamilton[6]	50,000	250,000	12,437[7]	312,437
Jeffrey G. Katz	55,000	250,000	847	305,847
Timothy R. McLevish[8]	81,510	44,310	—	125,820
Jamie Moldafsky[8]	65,835	44,310	—	110,145
Richard Palmer[6]	50,000	265,000	619	315,619
P. Cody Phipps[8]	81,510	44,310	—	125,820
John C. Pope	55,000	425,000	27,796[9]	507,796
Michael Riordan[4]	55,000	265,000	13,443[9][10]	333,443
Oliver Sockwell[5]	55,000	230,000	18,233[7]	303,233

(1) Includes meeting fees of $5,000 for each meeting of the Board attended in person or telephonically under the pre-spin director compensation plan. Also includes cash retainer fees paid to Mr. McLevish, Ms. Moldafsky and Mr. Phipps under the director compensation plan effective October 1, 2016.

(2) The amounts shown in this column constitute restricted share units granted under the Company's 2012 PIP awarded as payment of non-employee director annual retainer and fees for serving as chairperson of the Board or committees calculated as set forth above under *Equity-Based Compensation*. Grant date fair value with respect to the restricted share units is determined in accordance with ASC Topic 718. See Note 18 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2016 for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to ASC Topic 718.

(3) Includes interest accrued on dividend equivalents on restricted share awards credited to each directors' account.

(4) As of the Spin Date, the unvested stock awards of Ms. Cameron and Mr. Riordan (each of whom retired from the Board as of the Spin Date), split into shares of the Company, LSC and Donnelley Financial, and vested per the terms of the Board compensation plan. As a result, as of the Spin Date, Ms. Cameron's 30,111 RR Donnelley stock awards converted into 10,036 shares of RR Donnelley common stock, 3,762 shares of LSC common stock and 3,762 shares of Donnelley Financial common stock and Mr. Riordan's 126,173 RR Donnelley stock awards converted into 42,055 shares of RR Donnelley common stock, 15,768 shares of LSC common stock and 15,768 shares of Donnelley Financial common stock, all of which are fully vested.

(5) As of the Spin Date, Mr. Crandall and Mr. Sockwell resigned from our Board and joined the board of directors of Donnelley Financial. As a result, each of their unvested stock awards converted into restricted share units over Donnelley Financial common stock. As of the Spin Date, Mr. Crandall's 80,370 unvested RR Donnelley RSUs converted into 47,686 unvested Donnelley Financial RSUs and Mr. Sockwell's 97,214 unvested RR Donnelley RSUs converted to 57,678 unvested Donnelley Financial RSUs.

(6) As of the Spin Date, Ms. Hamilton and Mr. Palmer resigned from our Board and joined the board of directors of LSC. As a result, each of their unvested stock awards converted into restricted share units over LSC common stock. As of the Spin Date, Ms. Hamilton's 50,699 unvested RR Donnelley RSUs converted into 25,519 unvested LSC RSUs and Mr. Palmer's 47,629 unvested RR Donnelley RSUs converted to 23,974 unvested LSC RSUs.

(7) Includes dividends on phantom shares under the Company's Policy on Retirement Benefits, Phantom Stock Grants and Stock Options for Directors, credited as additional phantom shares, in the following amounts through the Spin Date: Ms. Hamilton, 586 and Mr. Sockwell, 486. Prior to the Spin Date, the following directors had outstanding the following aggregate numbers of phantom shares: Ms. Hamilton, 12,525 phantom shares and Mr. Sockwell, 10,381 phantom shares. The phantom shares are fully vested. After the Spin Date, the phantom shares converted into stock of each respective director's spin company in the following amounts: Ms. Hamilton, 6,304 shares of LSC common stock and Mr. Sockwell, 6,159 shares of Donnelley Financial common stock.

(8) Messrs. McLevish and Phipps and Ms. Moldafsky joined our Board on October 1, 2016, following consummation of the Spinoff.

(9) Includes $22,661 in dividends paid and interest accrued on amounts held in Mr. Pope's director's account under the Wallace Computer Services Inc. Director Retainer Fee Plan pursuant to which the directors retainer fees were credited as shares of stock in Company maintained accounts, similar to phantom stock. Dividends paid and interest accrued on these shares are accrued and credited as additional shares on December 31 of each year. At the time of the Reverse Split, Mr. Pope had 25,525 shares and Mr. Riordan had 9,688 shares of RR Donnelley. As Mr. Riordan retired from the board as of the Spin Date, his shares split into shares of RR Donnelley, LSC and Donnelley Financial, and vested as follows: 3,229 shares of RR Donnelley common stock and 1,211 shares of each LSC common stock and Donnelley Financial common stock. No further amounts were credited to Mr. Riordan in 2016. Mr. Pope's 25,525 shares split into shares of RR Donnelley, LSC and Donnelley Financial as follows: 8,508 shares of common stock of RR Donnelley and 3,190 of each of LSC common stock and Donnelley Financial common stock. In order to keep Mr. Pope's investment entirely in shares of the company of which board he sits (i.e., RR Donnelley) on, Mr. Pope's LSC and Donnelley Financial shares were sold and RR Donnelley shares were purchased with the proceeds. That purchase resulted in an additional 8,177 shares of RR Donnelley common stock for a total of 16,685 shares. At year end, an additional purchase of shares was made with the dividends and interest earned in 2016. That purchase resulted in an additional 1,312 shares being purchased. As of December 31, 2016, Mr. Pope held a total of 17,997 shares of RR Donnelley common stock in the Wallace Computer Services Inc. Director Retainer Fee Plan.

(10) Mr. Riordan's amount also includes a $6,250 quarterly payment under the Wallace Computer Services Directors Pension Plan.



Certain Transactions

The Company has a written policy relating to approval or ratification of all transactions involving an amount in excess of $120,000 in which the Company is a participant and in which a related person has or will have a direct or indirect material interest, including without limitation any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships, subject to certain enumerated exclusions. Under the policy, such related person transactions must be approved or ratified by (i) the Corporate Responsibility & Governance Committee or (ii) if the Corporate Responsibility & Governance Committee determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board, such disinterested members of the Board by a majority vote. Related persons include any of our directors or certain executive officers, certain of our stockholders and their immediate family members.

In considering whether to approve or ratify any related person transaction, the Corporate Responsibility & Governance Committee or such disinterested directors, as applicable, may consider all factors that they deem relevant to the transaction, including, but not limited to, the size of the transaction and the amount payable to or receivable from a related person, the nature of the interest of the related person in the transaction, whether the transaction may involve a conflict of interest, and whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

To identify related person transactions, at least once a year all directors and executive officers of the Company are required to complete questionnaires seeking, among other things, disclosure with respect to such transactions of which such director or executive officer may be aware. In addition, each executive officer of the Company is required to advise the Chair of the Corporate Responsibility & Governance Committee of any related person transaction of which he or she becomes aware.



Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of the common stock of the Company, to file with the Securities and Exchange Commission reports of ownership of company securities and changes in reported ownership. Officers, directors and greater than ten percent stockholders are required by SEC rules to furnish the Company with copies of all Section 16(a) reports they file.

Based solely on a review of the copies of such forms furnished to the Company, or written representations from the reporting persons that no Form 5 was required, the Company believes that during 2016 all Section 16(a) filing requirements applicable to its officers, directors, and greater than ten percent beneficial owners were complied with, with one exception. The Form 3 filed for Mr. McLevish on October 3, 2016 failed to include 16 shares of our Common Stock that he owned at the time of the filing. An amendment to the Form 3 was filed on October 18, 2016 to correct this.



Report of the Audit Committee

The Audit Committee has reviewed and discussed with management the Company's audited financial statements as of and for the year ended December 31, 2016. The Audit Committee has discussed with the Company's independent registered public accounting firm, which is responsible for expressing an opinion on the conformity of the Company's audited financial statements with generally accepted accounting principles, the matters required to be discussed by Auditing Standards No. 1301, including its judgments as to the quality of the Company's financial reporting. The Audit Committee has received from the independent registered public accounting firm written disclosures and a letter as required by applicable requirements of the Public Company Accounting Oversight Board and discussed with the independent registered public accounting firm its independence from management and the Company. In considering the independence of the Company's independent registered public accounting firm, the Audit Committee took into consideration the amount and nature of the fees paid to the firm for non-audit services, as described below.

During the course of the fiscal year ended December 31, 2016, management completed the documentation, testing and evaluation of the Company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations.

In reliance on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the year-end audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2016 for filing with the Securities and Exchange Commission.

The Audit Committee
Timothy R. McLevish, Chairman
Jeffrey G. Katz
John C. Pope



The Company's Independent Registered Public Accounting Firm

FEES

Pre-Approval Policy

The Audit Committee has policies and procedures that require the approval by the Audit Committee of all services performed by, and as necessary, fees paid to the Company's independent registered public accounting firm. The Audit Committee approves the proposed services, including the scope of services contemplated and the related fees, associated with the current year audit. In addition, Audit Committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and fees pre-approved by the Audit Committee. The Audit Committee pre-approves, up to an aggregate dollar amount and individual dollar amount per engagement, certain permitted non-audit services anticipated to be provided by the Company's independent registered public accounting firm. In the event permitted non-audit service amounts exceed the thresholds established under the pre-approval policy, the Audit Committee must specifically approve such excess amounts. The Audit Committee chairman has the authority to approve any services outside the specific pre-approved non-audit services and must report any such approval at the next meeting of the Audit Committee.

Pursuant to the Sarbanes-Oxley Act of 2002, the fees and services provided as noted below were authorized and approved by the Audit Committee in compliance with the pre-approval policies and procedures described above.

Type of Fee	Fiscal 2016	Fiscal 2015
Audit Fees	$ 7,171,000	$6,967,000
Audit-Related Fees	$ 4,229,000	$5,500,000
Tax Fees	$ 100,000	$ 25,000
All Other Fees	$ —	$ —
Total	$11,500,000	$7,042,000

Audit Fees — Deloitte & Touche LLP (Deloitte) was the Company's independent registered public accounting firm for the years ended December 31, 2016 and 2015. Audit Fees primarily include the audit of the Company's annual financial statements included in the Company's Forms 10-K and the review of the Company's quarterly financial statements included in the Company's Forms 10-Q. Lastly, Audit Fees include fees for four AT101 attestation reports over IT controls for the period May 1, 2016 through October 31, 2016. The AT101 attestation reports are governed by the AICPA rules.

Audit-Related Fees — Total fees paid to Deloitte for audit-related services rendered during 2016 and 2015 were $4,229,000 and $5,500,000, respectively, primarily related to fees associated with the audit and review by Deloitte of the carve-out financial statements of LSC and Donnelley Financial, services provided to translate the Donnelley Financial and LSC Canadian prospectus filed in Quebec into French for regulatory filing purposes, services performed relating to LSC and Donnelley Financial bond offerings in August and September 2016, respectively and acquisition diligence services.

Tax Fees — Total fees paid to Deloitte for tax services rendered during 2016 and 2015 were $100,000 and $25,000, respectively, primarily related to international tax compliance in 2016 and 2015.

All Other Fees — No other fees were paid to Deloitte for any other services rendered during 2016 and 2015.



Submitting Stockholder Proposals and Nominations for 2018 Annual Meeting

Any proposals that stockholders wish to present at the 2018 Annual Meeting must be received by December 11, 2017 in order to be considered for inclusion in the Company's proxy materials. The 2018 Annual Meeting is currently scheduled to be held on May 17, 2018.

A stockholder wishing to nominate a candidate for election to the Board, or make a proposal at the 2018 Annual Meeting that will not be considered for inclusion in the Company's proxy materials, is required to give appropriate written notice to the Secretary of the Company, which must be received by the Company between 60 (i.e. February 17, 2018) and 90 days (i.e. March 19, 2018) before May 18, 2018. If the 2018 Annual Meeting is scheduled for more than 30 days prior to or after May 18, 2018, stockholders are allowed to submit a notice or nomination proposal before the later of the date 60 days prior to the meeting date or the tenth day after the meeting date is announced.

A nomination or proposal that does not supply the required information about the nominee or proposal and the stockholder making the nomination or proposal will be disregarded. All proposals or nominations should be addressed to: Secretary, R.R. Donnelley & Sons Company, 35 West Wacker Drive, 36th Floor, Chicago, Illinois 60601.



Discretionary Voting of Proxies on Other Matters

The Company's management does not currently intend to bring any proposals to the 2017 Annual Meeting other than the election of directors, the advisory vote to approve executive compensation, the ratification of the auditors, the advisory vote on frequency of the advisory vote to approve executive compensation and the vote to approve the Company's 2017 Performance Incentive Plan and does not expect any stockholder proposals. If new proposals requiring a vote of the stockholders are brought before the meeting in a proper manner, the persons named in the accompanying proxy card intend to vote the shares represented by them in accordance with their best judgment.

By Order of the Board of Directors
Deborah L. Steiner, Corporate Secretary and General Counsel

Chicago, Illinois, April 10, 2017

R.R. DONNELLEY & SONS COMPANY

2017 PERFORMANCE INCENTIVE PLAN
(AS ADOPTED BY THE BOARD OF DIRECTORS ON APRIL 6, 2017)

I. General

1. *Plan.* To provide incentives to officers, other employees and other persons providing services to R.R. Donnelley & Sons Company (the "Company") through rewards based upon the ownership or performance of the common stock, par value $0.01 per share, of the Company ("common stock") or other performance measures, the Committee hereinafter designated may grant cash or bonus awards, stock options, stock appreciation rights ("SARs"), restricted stock, stock units or combinations thereof, to eligible participants, on the terms and subject to the conditions stated in this 2017 Performance Incentive Plan (the "Plan"). In addition, to provide incentives to members of the Board of Directors (the "Board") who are not employees of the Company ("non-employee directors"), such non-employee directors are eligible to receive awards as set forth in Article V of the Plan. For purposes of the Plan, references to employment by or service to the Company also means employment by or service to a direct or indirect majority-owned subsidiary of the Company and employment by or service to any other entity designated by the Board or the Committee in which the Company has a direct or indirect equity interest. Capitalized terms not defined herein shall have the meanings specified in the applicable award agreement.

2. *Eligibility.* Officers and other employees of, and other persons providing services to the Company ("participants") shall be eligible, upon selection by the Committee, to receive cash or bonus awards, stock options, SARs, restricted stock and stock units, either singly or in combination, as the Committee, in its discretion, shall determine. In addition, non-employee directors shall receive awards on the terms and subject to the conditions stated in the Plan.

3. *Limitation on Shares to be Issued.* Subject to adjustment as provided in Section 5 of this Article I, 3,225,000 shares of common stock shall be available under the Plan, reduced by the aggregate number of shares of common stock which become subject to outstanding bonus awards, stock options, SARs which are not granted in tandem with or by reference to a stock option ("free-standing SARs"), restricted stock awards and stock unit awards. Shares subject to a grant or award under the Plan which are not issued or delivered, by reason of the expiration, termination, cancellation or forfeiture of all or a portion of the grant or award or the settlement of the grant or award in cash shall again be available for future grants and awards under the Plan; *provided*, *however*, that for purposes of this sentence, stock options and SARs granted in tandem with or by reference to a stock option granted prior to the grant of such SARs ("tandem SARs") shall be treated as one grant. Shares tendered or withheld upon exercise of an option, vesting of restricted stock or stock units, settlement of an SAR or upon any other event to pay exercise price or tax withholding, or shares purchased by the Company using the proceeds of the exercise of a stock option, shall not be available for future issuance under the Plan. In addition, upon exercise of an SAR, the total number of shares remaining available for issuance under the Plan shall be reduced by the gross number of shares for which the SAR is exercised.

   For the purpose of complying with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations thereunder, the maximum number of shares of common stock with respect to which options or SARs or a combination thereof may be granted during any calendar year to any person shall be 1,500,000, subject to adjustment as provided in Section 5 of this Article I; *provided*, *however*, that for purposes of this sentence, stock options and tandem SARs shall be treated as one grant. If the Plan becomes effective, no new grants shall be made under any equity plan of the Company that is in effect as of the date immediately prior to the date of stockholder approval of the Plan (the "Existing Company Plans") and all such Existing Company Plans shall be terminated, *provided*, *however*, that such termination shall have no effect on any outstanding awards granted under any Existing Company Plan.

   Shares of common stock to be issued may be treasury shares reacquired by the Company or authorized and unissued shares, or a combination of both.

4. *Administration of the Plan.* The Plan shall be administered by a Committee designated by the Board (the "Committee"), provided that the Board may designate a separate committee, also meeting the requirements set forth in the following sentence, to administer Article V hereof. Each member of the Committee shall be a director that the Board has determined to be (i) an "outside director" within the meaning of Section 162(m) of the Code, (ii) a "Non-Employee Director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (iii) "independent" within the meaning of the rules of the principal stock exchange on which the common stock is traded. The Committee shall, subject to the terms of the Plan, select eligible participants for grants and awards; determine the form of each grant and award, either as cash, bonus awards, stock options, SARs, restricted stock awards, stock unit awards or a combination thereof; and determine the number of shares or units subject to the grant or award, the fair market value of the common stock or units when necessary, the timing and conditions of vesting, exercise or

settlement, whether dividends or dividend equivalents accrue under any award, and all other terms and conditions of each grant and award, including, without limitation, the form of instrument evidencing the grant or award. Notwithstanding the foregoing and subject to Article V, all stock option awards, SARs, restricted stock awards and stock unit awards, other than awards that are subject to performance-based vesting conditions with a performance period of at least one year, shall have a minimum vesting period of at least three years from the date of grant (such vesting may, in the discretion of the Committee, occur in full at the end of such period or may occur in specified installments over such period, provided that no amounts of any such award shall have a vesting period of less than one year and provided further that no more than 40% of any particular award may vest by the end of the first year following the date of grant and no more than 80% of any particular award may vest by the end of the second year following the date of grant); *provided, however*, that the Committee may provide for early vesting upon the death, permanent and total disability, retirement or involuntary termination of service of the award recipient. Notwithstanding the foregoing, up to 5% of the shares available for grant under the Plan may be granted with a minimum vesting schedule that is shorter than that mandated in this Section 4 of Article I. The Committee may establish rules and regulations for the administration of the Plan, interpret the Plan, and impose, incidental to a grant or award, conditions with respect to competitive employment or other activities not inconsistent with the Plan. All such rules, regulations, interpretations and conditions shall be conclusive and binding on all parties. Notwithstanding anything in this Plan to the contrary and subject to Section 5 of this Article I, to the extent required by the New York Stock Exchange, or any other stock exchange on which shares of Common Stock are traded, the Committee will not amend, replace, cancel or surrender in exchange for cash or other consideration (in each case that has the effect of reducing the exercise price) any previously granted option or SAR in a transaction that constitutes a repricing, without the approval of the stockholders of the Company.

Each grant and award shall be evidenced by a written instrument and no grant or award shall be valid until an agreement is executed by the Company and such grant or award shall be effective as of the effective date set forth in the agreement. The Committee may delegate some or all of its power and authority hereunder to the chief executive officer or other executive officer of the Company as the Committee deems appropriate; *provided, however*, that the Committee may not delegate its power and authority with regard to (i) the selection for participation in the Plan of (A) a person who is a "covered employee" within the meaning of Section 162(m) of the Code or who, in the Committee's judgment, is likely to be a covered employee at any time during the period a grant or award hereunder to such participant would be outstanding, (B) an officer or other person subject to Section 16 of the Exchange Act or (C) a person who is not an employee of the Company or (ii) decisions concerning the time, pricing or amount of a grant or award to a participant, officer or other person described in clause (i) above. A majority of the Committee shall constitute a quorum. The acts of the Committee shall be either (i) acts of a majority of the members of the Committee present at any meeting at which a quorum is present or (ii) acts approved in writing by all of the members of the Committee without a meeting.

Notwithstanding anything to the contrary contained herein, the Board may, in its sole discretion, at any time and from time to time, grant Awards or administer the Plan. In any such case, the Board will have all of the authority and responsibility granted to the Committee herein.

5. *Adjustments.* In the event of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event affecting the Company or its common stock, or any distribution to holders of the Company's common stock other than a regular cash dividend, the number, class and kind of securities (including, for this purpose, securities of any other entity that is a party to such transaction) available under the Plan, the specific share limitations otherwise set forth in the Plan, the number, class and kind of securities (including, for this purpose, securities of any other entity that is a party to such transaction) subject to each outstanding bonus award, the number, class and kind of securities (including, for this purpose, securities of any other entity that is a party to such transaction) subject to each outstanding stock option and the purchase price per security and the terms of each outstanding SAR shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding stock options and SARs without an increase in the aggregate purchase price or base price. For purposes of the Plan, the fair market value of the common stock on a specified date shall be the closing market price of the common stock on such date, or, if no such trading in the common stock occurred on such date, then on the next preceding date when such trading occurred, or as otherwise determined by the Committee.

6. *Effective Date and Term of Plan.* The Plan shall be submitted to the stockholders of the Company for approval at the next meeting of stockholders held following the Board's adoption of the Plan and, if approved, shall become effective on the date of such stockholder approval. The Plan shall terminate on the date on which shares are no longer available for grants or awards under the Plan, unless terminated prior thereto by action of the Board; *provided, however* that if the Plan itself has not previously terminated, Section 1 of Article V shall terminate on the date that is ten years from the date of stockholder approval of the Plan. No further grants or awards shall be made under the Plan after termination, but termination shall not affect the rights of any participant under any grants or awards made prior to termination.

7. *Amendments.* The Plan may be amended or terminated by the Board in any respect except that no amendment may be made without stockholder approval if stockholder approval is required by applicable law, rule or regulation, including Section 162(m) of the Code, or such amendment would increase (subject to Section 5 of this Article I) the number of shares available under the Plan or would amend the prohibition on repricing of awards set forth in Section 4 of this Article I or otherwise permit the repricing of awards granted hereunder. No amendment may impair the rights of a holder of an outstanding grant or award without the consent of such holder.

8. *Indemnification.* No member of the Committee or any person to whom the Committee delegates its powers, responsibilities or duties in writing, including by resolution (each such person, a "Covered Person"), will have any liability to any person (including any grantee) for any action taken or omitted to be taken or any determination made with respect to the Plan or any award, except as expressly provided by statute. Each Covered Person will be indemnified and held harmless by the Company against and from:

(a) any loss, cost, liability or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan or any award agreement, in each case, in good faith and

(b) any and all amounts paid by such Covered Person, with the Company's approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person, provided that the Company will have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once the Company gives notice of its intent to assume the defense, the Company will have sole control over such defense with counsel of the Company's choice.

The foregoing right of indemnification will not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful misconduct. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under the Company's articles of incorporation or bylaws, pursuant to any individual indemnification agreements between such Covered Person and the Company, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such persons or hold them harmless.

II. Bonus Awards

1. *Form of Award.* Bonus awards, whether performance awards or fixed awards, may be made to eligible participants in the form of (i) cash, whether in an absolute amount or as a percentage of compensation, (ii) stock units, each of which is substantially the equivalent of a share of common stock but for the power to vote and, if the Committee so determines, in its sole discretion, the entitlement to an amount equal to dividends or other distributions otherwise payable on a like number of shares of common stock, (iii) shares of common stock issued to the participant but forfeitable and with restrictions on transfer in any form as hereinafter provided or (iv) any combination of the foregoing. For the avoidance of doubt, all equity awards granted pursuant to this Article II shall be subject to a minimum vesting period of at least one year.

2. *Performance Awards.* (a) Awards may be made in terms of a stated potential maximum dollar amount, percentage of compensation or number of units or shares, with such actual amount, percentage or number to be determined by reference to the level of achievement of corporate, sector, business unit, division, individual or other specific performance goals over a performance period of not less than one nor more than ten years, as determined by the Committee.

(b) Performance awards will be determined based on the attainment of written objective performance goals approved by the Committee for a performance period established by the Committee (i) while the outcome for that performance period is substantially uncertain and (ii) no more than 90 days after the commencement of the performance period to which the performance goal relates or, if the performance period is less than one year, the number of days which is equal to 25% of the relevant performance period. At the same time as the performance goals are established, the Committee will prescribe a formula to determine the amount of the performance award that may be payable based upon the level of attainment of the performance goals during the performance period.

(c) Following the completion of each performance period, the Committee will have the sole discretion to determine whether the applicable performance goals, including the corporate financial target under the Company's Annual Incentive Plan, have been met with respect to a given grantee and, if they have, will so certify in writing and ascertain the amount of the applicable performance award. No performance award will be paid for such performance period until such certification is made by the Committee. The amount of the performance award actually paid to a given grantee may be less (but not more) than the amount determined by the applicable performance goal formula, at the discretion of the Committee. The amount of the performance award determined by the Committee for a performance period will be paid to the grantee at such time as determined by the Committee in its sole discretion after the end of such performance period.

(d) In no event shall any participant receive a payment with respect to any performance award if the minimum threshold performance goals requirement applicable to the payment is not achieved during the performance period.

(e) If the Committee desires that compensation payable pursuant to performance awards be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code, then with respect to such performance awards, for any calendar year (i) the maximum compensation payable pursuant to any such performance awards granted during such year, to the extent payment thereunder is determined by reference to shares of common stock (or the fair market value thereof), shall not exceed 900,000 shares of common stock (or the fair market value thereof), subject to adjustment as set forth in Section 5 of Article I, and (ii) the maximum compensation payable pursuant to any such performance awards granted during such year, to the extent payment is not determined by reference to shares of common stock, shall not exceed $9,000,000. The limits set forth in this Section (e) of Article II shall be proportionately increased for performance periods that are longer than 12 months.

(f) The Committee may provide in any agreement evidencing a performance award under the Plan that the Committee shall retain sole discretion to reduce the amount of or eliminate any payment otherwise payable to a participant with respect to any performance award. If so provided in any agreement evidencing a performance award, the Committee may exercise such discretion by establishing conditions for payments in addition to the performance goals, including the achievement of financial, strategic or individual goals, which may be objective or subjective, as it deems appropriate.

(g) For purposes of the Plan, "performance goals" means the objectives established by the Committee which shall be satisfied or met during the applicable performance period as a condition to a participant's receipt of all or a part of a performance-based award under the Plan. The performance goals shall be tied to one or more of the following business criteria, determined with respect to the Company or the applicable sector, business unit or division: net sales; cost of sales; gross profit; earnings from operations; earnings before interest, taxes, depreciation and amortization; earnings before income taxes; earnings before interest and taxes; cash flow measures; return on equity; return on assets; return on net assets employed; return on capital; working capital; leverage ratio; stock price measures; enterprise value; safety measures; net income per common share (basic or diluted); EVA™ (Economic Value Added, which represents the cash operating earnings of the Company after deducting a charge for capital employed); cost reduction objectives or, in the case of awards not intended to be "qualified performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, any other similar criteria established by the Plan Committee for the applicable performance period. The Committee may provide in any agreement evidencing a performance award under the Plan that the Committee shall amend or adjust the performance goals or other terms or conditions of an outstanding award in recognition of unusual or nonrecurring events. If the Committee desires that compensation payable pursuant to any award subject to performance goals be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code, the performance goals (i) shall be established by the Committee no later than 90 days after the beginning of the applicable performance period (or such other time designated by the Internal Revenue Service) and (ii) shall satisfy all other applicable requirements imposed under Treasury Regulations promulgated under Section 162(m) of the Code, including the requirement that such performance goals be stated in terms of an objective formula or standard.

3. *Fixed Awards.* Awards may be made which are not contingent on the achievement of specific objectives, but are contingent on the participant's continuing in the Company's employ for a period specified in the award.

4. *Rights with Respect to Restricted Shares.* If shares of restricted common stock are subject to an award, the participant shall have the right, unless and until such award is forfeited or unless otherwise determined by the Committee at the time of grant, to vote the shares and to receive dividends thereon from the date of grant and the right to participate in any capital adjustment applicable to all holders of common stock; *provided, however,* that (i)distributions with respect to shares of common stock and (ii) regular dividends, whether cash or stock, with respect to shares of restricted common stock, in each case, whether subject to time-based or performance-based vesting conditions, shall be deposited with the Company and shall be subject to the same restrictions as the shares of restricted common stock with respect to which any such distribution or dividend was made.

During the restriction period, the shares subject to a restricted stock award shall be held in book entry form, with the restrictions, terms and conditions duly noted. Upon termination of any applicable restriction period, including, if applicable, the satisfaction or achievement of applicable objectives, and subject to the Company's right to require payment of any taxes, the requisite number of shares of common stock shall be delivered to the holder of such award.

5. *Rights with Respect to Stock Units.* If stock units are credited to a participant pursuant to an award, then, except as otherwise provided by the Committee in its sole discretion, amounts equal to dividends and other distributions otherwise payable on a like number of shares of common stock after the crediting of the units (unless the record date for such dividends or other distributions precedes the date of grant of such award) shall be credited to a notional account for the participant and shall be subject to the same vesting conditions as the related stock unit award and interest may be credited on the account at a rate determined by the Committee. The Committee may grant awards of stock units in such amounts and subject to such terms and conditions as the Committee may determine. A grantee of a stock unit will have only the rights of a general unsecured creditor of the Company, until delivery of shares, cash or other securities or property is made as specified in the applicable award agreement. On the delivery date specified in the award agreement, the grantee of each stock unit not previously forfeited or terminated will receive one share of common stock, cash or other securities or property equal in value to a share of common stock or a combination thereof, as specified by the Committee. For the avoidance of doubt, no dividends or dividend equivalents shall be paid on unvested awards granted pursuant to this Article II.

6. *Events Upon Vesting.* At the time of vesting of an award made pursuant to this Article II, (i) the award (and any dividend equivalents, other distributions and interest which have been credited), if in units, shall be paid to the participant either in shares of common stock equal to the number of units, in cash equal to the fair market value of such shares, or in such combination thereof as the Committee

shall determine, (ii) the award, if a cash bonus award, shall be paid to the participant either in cash, or in shares of common stock with a then fair market value equal to the amount of such award, or in such combination thereof as the Committee shall determine and (iii) shares of restricted common stock issued pursuant to an award shall be released from the restrictions.

III. Stock Options

1. *Options for Eligible Participants.* Options to purchase shares of common stock may be granted to such eligible participants as may be selected by the Committee. These options may, but need not, constitute "incentive stock options" under Section 422 of the Code. To the extent that the aggregate fair market value (determined as of the date of grant) of shares of common stock with respect to which options designated as incentive stock options are exercisable for the first time by an optionee during any calendar year (under the Plan or any other plan of the Company, or any parent or subsidiary) exceeds the amount (currently $100,000) established by the Code, such options shall not constitute incentive stock options. No incentive stock options may be granted under the Plan after the earlier of the tenth anniversary of (a) the date the Plan is approved by the Board or (b) the effective date of the Plan.

2. *Number of Shares and Purchase Price.* The number of shares of common stock subject to an option and the purchase price per share of common stock purchasable upon exercise of the option shall be determined by the Committee; provided, however, that the purchase price per share of common stock shall not be less than 100% of the fair market value of a share of common stock on the date of grant of the option; provided, further, that if an incentive stock option shall be granted to any person who, on the date of grant of such option, owns capital stock possessing more than ten percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or subsidiary) (a "Ten Percent Holder"), the purchase price per share of common stock shall be the price (currently 110% of fair market value) required by the Code in order to constitute an incentive stock option.

3. *Exercise of Options.* The period during which options granted hereunder may be exercised shall be determined by the Committee; *provided, however*, that no stock option shall be exercised later than ten years after its date of grant; *provided further*, that if an incentive stock option shall be granted to a Ten Percent Holder, such option shall not be exercisable more than five years after its date of grant. The Committee may, in its discretion, establish performance measures which shall be satisfied or met as a condition to the grant of an option or to the exercisability of all or a portion of an option. The Committee shall determine whether an option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable option, or portion thereof, may be exercised only with respect to whole shares of common stock.

   An option may be exercised (i) by giving written notice to the Company (or following other procedures designated by the Company) specifying the number of whole shares of common stock to be purchased and accompanied by payment therefor in full (or arrangement made for such payment to the Company's satisfaction) either (A) in cash, (B) in previously owned whole shares of common stock (for which the optionee has good title free and clear of all liens and encumbrances) having a fair market value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (C) by authorizing the Company to withhold whole shares of Common Stock that would otherwise be delivered having a fair market value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (D) in cash by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise, (E) to the extent expressly authorized by the Committee, via a cashless exercise arrangement with the Company or (F) a combination of (A) and (B), (ii) if applicable, by surrendering to the Company any SARs which are canceled by reason of the exercise of the option and (iii) by executing such documents as the Company may reasonably request. The Committee shall have the sole discretion to disapprove of an election pursuant to clause (D). Any fraction of a share of common stock which would be required to pay such purchase price shall be disregarded and the remaining amount due shall be paid in cash by the optionee. No shares of common stock shall be delivered until the full purchase price therefor has been paid.

4. *No Dividend Equivalent Rights.* No dividend equivalents shall be paid or shall accrue with respect to any shares of common stock subject to an option.

IV. Stock Appreciation Rights

1. *Grants.* Free-standing SARs entitling the grantee to receive cash or shares of common stock having a fair market value equal to the appreciation in market value of a stated number of shares of common stock from the date of grant to the date of exercise of such SARs, or in the case of tandem SARs, from the date of grant of the related stock option to the date of exercise of such tandem SARs, may be granted to such participants as may be selected by the Committee. The holder of a tandem SAR may elect to exercise either the option or the SAR, but not both. Tandem SARs shall be automatically canceled upon exercise of the related stock option.

2. *Number of SARs and Base Price.* The number of SARs subject to a grant shall be determined by the Committee. Any tandem SAR related to an incentive stock option shall be granted at the same time that such incentive stock option is granted. The base price of a tandem SAR shall be the purchase price per share of common stock of the related option. The base price of a free-standing SAR shall be determined by the Committee; *provided, however*, that such base price shall not be less than 100% of the fair market value of a share of common stock on the date of grant of such SAR.

3. *Exercise of SARs*. The agreement relating to a grant of SARs may specify whether such grant shall be settled in shares of common stock (including restricted shares of common stock) or cash or a combination thereof. Upon exercise of an SAR, the grantee shall be paid the excess of the then fair market value of the number of shares of common stock to which the SAR relates over the base price of the SAR. Such excess shall be paid in cash or in shares of common stock having a fair market value equal to such excess or in such combination thereof as the Committee shall determine. The period during which SARs granted hereunder may be exercised shall be determined by the Committee; *provided*, *however*, no SAR shall be exercised later than ten years after the date of its grant; and *provided*, *further*, that no tandem SAR shall be exercised if the related option has expired or has been canceled or forfeited or has otherwise terminated. The Committee may, in its discretion, establish performance measures which shall be satisfied or met as a condition to the grant of an SAR or to the exercisability of all or a portion of an SAR. The Committee shall determine whether an SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised, in the case of a tandem SAR, only with respect to whole shares of common stock and, in the case of a free-standing SAR, only with respect to a whole number of SARs. If an SAR is exercised for restricted shares of common stock, the restricted shares shall be issued in accordance with Section 4 of Article II and the holder of such restricted shares shall have such rights of a stockholder of the Company as determined pursuant to such Section. Prior to the exercise of an SAR for shares of common stock, including restricted shares, the holder of such SAR shall have no rights as a stockholder of the Company with respect to the shares of common stock subject to such SAR.

A tandem SAR may be exercised (i) by giving written notice to the Company (or following other procedures designated by the Company) specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any options which are canceled by reason of the exercise of such SAR and (iii) by executing such documents as the Company may reasonably request. A free-standing SAR may be exercised (i) by giving written notice to the Company specifying the whole number of SARs which are being exercised and (ii) by executing such documents as the Company may reasonably request.

4. *No Dividend Equivalent Rights*. No dividend equivalents shall be paid or shall accrue with respect to any shares of common stock subject to a SAR.

V. Awards to Non-Employee Directors

1. *Annual Grants to Non-Employee Directors*. On the date of the Company's 2017 annual meeting of stockholders, and on the date of each subsequent annual meeting prior to the termination of this Section 1, the Company shall make an award under the Plan to each individual who is, immediately following such annual meeting, a non-employee director. Awards granted pursuant to this Section 1 of Article V shall be in the form of stock options, restricted stock, stock units or SARs. The form of such awards, and the number of shares subject to each such award, shall be determined by a committee meeting the requirements for the Committee described above in Section 4 of Article I in the exercise of its sole discretion. Notwithstanding anything to the contrary set forth elsewhere in the Plan, an award granted to a non-employee director pursuant to this Section 1 of Article V shall have a minimum vesting period of one year from the date of grant and is subject to the limits on compensation in Section 2 of this Article V.

2. *Limits on Compensation to Non-Employee Directors*. No non-employee director of the Company may be granted (in any calendar year) compensation with a value in excess of $1,000,000, with the value of any equity-based awards based on the accounting grant date value of such award.

VI. Other

1. *Non-Transferability of Options and Stock Appreciation Rights*. No option or SAR shall be transferable other than (i) by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company or (ii) as otherwise set forth in the agreement relating to such option or SAR. Each option or SAR may be exercised during the participant's lifetime only by the participant or the participant's guardian, legal representative or similar person or the permitted transferee of the participant. Except as permitted by the second preceding sentence, no option or SAR may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any option or SAR, such award and all rights thereunder shall immediately become null and void.

2. *Tax Withholding*. The Company shall have the right to require, prior to the issuance or delivery of any shares of common stock or the payment of any cash pursuant to a grant or award hereunder, payment by the holder thereof of any federal, state, local or other taxes which may be required to be withheld or paid in connection therewith. An agreement may provide that (i) the Company shall withhold whole shares of common stock which would otherwise be delivered to a holder, having an aggregate fair market value determined as of the date the obligation to withhold or pay taxes arises in connection therewith (the "Tax Date"), or withhold an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company, (B) delivery to the Company of previously owned whole shares of common stock (which the holder has held for at least six months prior to the delivery of such shares or which the holder purchased on the open market and for which the holder has good title, free and clear of all liens and encumbrances) having an

aggregate fair market value determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation, (C) authorizing the Company to withhold whole shares of common stock which would otherwise be delivered having an aggregate fair market value determined as of the Tax Date or withhold an amount of cash which would otherwise be payable to a holder, equal to the amount necessary to satisfy any such liability, (D) in the case of the exercise of an option, a cash payment by a broker-dealer acceptable to the Company to whom the optionee has submitted an irrevocable notice of exercise or (E) any combination of (A), (B) and (C); provided, however, that the Committee shall have sole discretion to disapprove of an election involving clause (D). An agreement relating to a grant or award hereunder may not provide for shares of common stock to be withheld having an aggregate fair market value in excess of the minimum amount of taxes required to be withheld. Any fraction of a share of common stock which would be required to satisfy such an obligation shall be disregarded and the remaining amount due shall be paid in cash by the holder.

3. *Acceleration Upon Change in Control.* If while (i) any performance award or fixed award granted under Article II is outstanding, (ii) any stock option granted under Article III of the Plan or SAR granted under Article IV of the Plan is outstanding or (iii) any award made to non-employee directors pursuant to Article V ("nonemployee director awards") is outstanding:

   (a) any "person," as such term is defined in Section 3(a)(9) of the Exchange Act, as modified and used in Section 13(d) and 14(d) thereof (but not including (i) the Company or any of its subsidiaries, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities, or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company) (hereinafter a "Person") is or becomes the beneficial owner, as defined in Rule 13d-3 of the Exchange Act, directly or indirectly, of securities of the Company (not including in the securities beneficially owned by such Person any securities acquired directly from the Company or its affiliates, excluding an acquisition resulting from the exercise of a conversion or exchange privilege in respect of outstanding convertible or exchangeable securities) representing 50% or more of the combined voting power of the Company's then outstanding securities; or

   (b) during any period of two (2) consecutive years beginning on the date that stockholders approve the Plan, individuals who at the beginning of such period constitute the Board and any new director (other than a director designated by a Person who has entered into any agreement with the Company to effect a transaction described in Clause (a), (c) or (d) of this Section) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or

   (c) a merger or consolidation of the Company with any other corporation (hereinafter, a "Corporate Transaction") is consummated, other than (i) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity), in combination with the ownership of any trustee or other fiduciary holding securities under an employee benefit plan of the Company, at least 50% of the combined voting power of the voting securities of the Company or such surviving or acquiring entity outstanding immediately after such merger or consolidation, or (ii) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no Person acquires more than 50% of the combined voting power of the Company's then outstanding securities; or

   (d) the stockholders of the Company approve a plan of complete liquidation of the Company or for the consummation of the sale or disposition by the Company of all or substantially all of the Company's assets,

   (any of such events being hereinafter referred to as a "Change in Control"), then unless the Committee determines otherwise or as otherwise provided in the applicable award agreement, if a grantee's employment is terminated by the Company or any successor entity thereto without Cause, or the grantee resigns his or her employment for Good Reason, in either case, on or within two (2) years after a Change in Control, (i) each award granted to such grantee prior to such Change in Control will become fully vested (including the lapsing of all restrictions and conditions) and, as applicable, exercisable, and (ii) any shares deliverable pursuant to restricted stock units will be delivered promptly (but no later than 15 days) following such grantee's termination of employment. As of the Change in Control date, any outstanding performance awards shall be deemed earned at the greater of the target level and the actual performance level at the date of the Change in Control with respect to all open performance periods and will cease to be subject to any further performance conditions but will continue to be subject to time-based vesting following the Change in Control in accordance with the original performance period. In connection with such Change in Control, the Board (as constituted prior to the Change in Control) may, in its discretion:

   (i) require that shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control, or a parent corporation thereof, be substituted for some or all of the shares of common stock subject to an outstanding award, with an appropriate and equitable adjustment to such award as determined by the Committee in accordance with Section 5 of Article I; and/or

   (ii) require outstanding awards, in whole or in part, to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive (a) a cash payment in an amount equal to (1) in the case of an option or an SAR, the number of shares of common stock then subject to the portion of such option or SAR surrendered multiplied by the excess, if any, of the fair market value of a share of common stock as of the date of the Change in Control, over the exercise price or base price per share of common stock subject to such option or SAR, (2) in the case of a restricted stock award, stock unit award or bonus award denominated in shares of common stock, the number of shares of common stock then subject to the portion of such award surrendered, multiplied by the fair market value of a share of common stock as of the date of the Change in Control, and (3) in the case of a bonus award denominated in cash, the value of the bonus award then subject to the portion of such award surrendered; (b) shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control, or a parent corporation thereof, having a fair market value not less than the amount determined under clause (a) above; or (c) a combination of the payment of cash pursuant to clause (a) above and the issuance of shares pursuant to clause (b) above.

4. *Section 409A*. All awards made under the Plan that are intended to be "deferred compensation" subject to Section 409A will be interpreted, administered and construed to comply with Section 409A, and all awards made under the Plan that are intended to be exempt from Section 409A will be interpreted, administered and construed to comply with and preserve such exemption. The Board and the Committee will have full authority to give effect to the intent of the foregoing sentence. To the extent necessary to give effect to this intent, in the case of any conflict or potential inconsistency between the Plan and a provision of any award or award agreement with respect to an award, the Plan will govern. Without limiting the generality of this Section, with respect to any award made under the Plan that is intended to be "deferred compensation" subject to Section 409A:

    (a) any payment due upon a grantee's termination of employment will be paid only upon such grantee's separation from service from the Company within the meaning of Section 409A;

    (b) Any payment due upon a Change in Control of the Company will be paid only if such Change in Control constitutes a "change in ownership" or "change in effective control" within the meaning of Section 409A, and in the event that such Change in Control does not constitute a "change in the ownership" or "change in the effective control" within the meaning of Section 409A, such award will vest upon the Change in Control and any payment will be delayed until the first compliant date under Section 409A;

    (c) any payment to be made with respect to such award in connection with the grantee's separation from service from the Company within the meaning of Section 409A (and any other payment that would be subject to the limitations in Section 409A(a)(2)(B) of the Code) will be delayed until six months after the grantee's separation from service (or earlier death) in accordance with the requirements of Section 409A;

    (d) if any payment to be made with respect to such award would occur at a time when the tax deduction with respect to such payment would be limited or eliminated by Section 162(m) of the Code, such payment may be deferred by the Company under the circumstances described in Section 409A until the earliest date that the Company reasonably anticipates that the deduction or payment will not be limited or eliminated;

    (e) to the extent necessary to comply with Section 409A, any other securities, other awards or other property that the Company may deliver in lieu of shares in respect of an award will not have the effect of deferring delivery or payment beyond the date on which such delivery or payment would occur with respect to the shares that would otherwise have been deliverable (unless the Committee elects a later date for this purpose in accordance with the requirements of Section 409A);

    (f) with respect to any required consent under an applicable award agreement, if such consent has not been effected or obtained as of the latest date provided by such award agreement for payment in respect of such award and further delay of payment is not permitted in accordance with the requirements of Section 409A, such award or portion thereof, as applicable, will be forfeited and terminate notwithstanding any prior earning or vesting;

    (g) if the award includes a "series of installment payments" (within the meaning of Section 1.409A-2(b)(2)(iii) of the Treasury Regulations), the grantee's right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment;

    (h) if the award includes "dividend equivalents" (within the meaning of Section 1.409A-3(e) of the Treasury Regulations), the grantee's right to the dividend equivalents will be treated separately from the right to other amounts under the award; and

    (i) for purposes of determining whether the grantee has experienced a separation from service from the Company within the meaning of Section 409A, "subsidiary" will mean a corporation or other entity in a chain of corporations or other entities in which each corporation or other entity, starting with the Company, has a controlling interest in another corporation or other entity in the chain, ending with such corporation or other entity. For purposes of the preceding sentence, the term "controlling interest" has the same meaning as provided in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations, provided that the language "at least 20 percent" is used instead of "at least 80 percent" each place it appears in Section 1.414(c)-2(b)(2)(i) of the Treasury Regulations.

5. *Restrictions on Shares*. Each grant and award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of common stock subject thereto upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing,

registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company.

6. *No Right of Participation or Employment.* No person (other than non-employee directors to the extent provided in Article V) shall have any right to participate in the Plan. Neither the Plan nor any grant or award made hereunder shall confer upon any person any right to employment or continued employment by the Company, any subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any subsidiary or any affiliate of the Company to terminate the employment of any person at any time without liability hereunder.

7. *Rights as Stockholder.* No person shall have any right as a stockholder of the Company with respect to any shares of common stock or other equity security of the Company which is subject to a grant or award hereunder unless and until such person becomes a stockholder of record with respect to such shares of common stock or equity security.

8. *Awards Subject to Clawback.* The awards and any cash payment or securities delivered pursuant to an award are subject to forfeiture, recovery by the Company or other action pursuant to the applicable award agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation any such policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.

9. *Nonassignability; No Hedging.* Unless otherwise provided in an award agreement, no award (or any rights and obligations thereunder) granted to any person under the Plan may be sold, exchanged, transferred, assigned, pledged, hypothecated or otherwise disposed of or hedged in violation of the Company policy on hedging, in any manner (including through the use of any cash-settled instrument), whether voluntarily or involuntarily and whether by operation of law or otherwise, other than by will or by the laws of descent and distribution, and all such awards (and any rights thereunder) will be exercisable during the life of the grantee only by the grantee or the grantee's legal representative. Notwithstanding the foregoing, the Committee may permit, under such terms and conditions that it deems appropriate in its sole discretion, a grantee to transfer any award to any person or entity that the Committee so determines. Any sale, exchange, transfer, assignment, pledge, hypothecation, or other disposition in violation of the provisions of this Section or Company policy will be null and void and any award which is hedged in any manner will immediately be forfeited. All of the terms and conditions of the Plan and the award agreements will be binding upon any permitted successors and assigns.

10. *Right of Offset.* The Company will have the right to offset against its obligation to deliver shares (or other property or cash) under the Plan or any award agreement any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans, repayment obligations under any awards, or amounts repayable to the Company pursuant to tax equalization, housing, automobile or other employee programs) that the grantee then owes to the Company and any amounts the Committee otherwise deems appropriate pursuant to any tax equalization policy or agreement. Notwithstanding the foregoing, if an award provides for the deferral of compensation within the meaning of Section 409A of the Code, the Committee will have no right to offset against its obligation to deliver shares (or other property or cash) under the Plan or any award agreement if such offset could subject the grantee to the additional tax imposed under Section 409A of the Code in respect of an outstanding award.

11. *Governing Law.* The Plan, each grant and award hereunder and the related agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

12. *Foreign Participants.* Notwithstanding any provision of the Plan to the contrary the Committee may, with a view to both promoting achievement of the purposes of the Plan and complying with (i) provisions of laws in countries outside the United States in which the Company or its subsidiaries operate or have employees and (ii) the rules of any foreign stock exchange upon which the common stock may be listed, determine which persons outside the United States shall be eligible to participate in the Plan on such terms and conditions different from those specified in the Plan as may in the judgment of the Committee be necessary or advisable and, to that end, the Committee may establish sub-plans, modified option exercise procedures and other terms and procedures.

13. *Insider Limits.* Notwithstanding any other provision of the Plan, (i) the maximum number of shares of common stock which may be reserved for issuance to insiders (as defined in the Ontario Securities Act) under the Plan, together with any other previously established or proposed incentive plan, shall not exceed 10% of the outstanding shares of common stock, (ii) the maximum number of shares of common stock which may be issued to insiders under the Plan, together with any other previously established or proposed incentive plan, within any one year period shall not exceed 10% of the outstanding shares of common stock, and (iii) the maximum number of shares of common stock which may be issued to any one insider and his or her associates under the Plan, together with any other previously established or proposed incentive plan, within a one-year period, shall not exceed 5% of the outstanding shares of common stock.

14. *Waiver of Jury Trial.* Each grantee waives any right it may have to trial by jury in respect of any litigation based on, arising out of, under or in connection with the Plan.

15. *Waiver of Claims.* Each grantee of an award recognizes and agrees that before being selected by the Committee to receive an award the grantee has no right to any benefits under the Plan. Accordingly, in consideration of the grantee's receipt of any award hereunder,

the grantee expressly waives any right to contest the amount of any award, the terms of any award agreement, any determination, action or omission hereunder or under any award agreement by the Committee, the Company or the Board, or any amendment to the Plan or any award agreement (other than an amendment to the Plan or an award agreement to which his or her consent is expressly required by the express terms of an award agreement). Nothing contained in the Plan, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between the Company and any grantee. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

16. *Severability; Entire Agreement.* If any of the provisions of the Plan or any award agreement is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision will be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions will not be affected thereby; provided that if any of such provisions is finally held to be invalid, illegal, or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision will be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder. The Plan and any award agreements contain the entire agreement of the parties with respect to the subject matter thereof and supersede all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

17. *No Liability With Respect to Tax Qualification or Adverse Tax Treatment.* Notwithstanding anything to the contrary contained herein, in no event will the Company be liable to a grantee on account of an award's failure to (a) qualify for favorable United States or foreign tax treatment or (b) avoid adverse tax treatment under United States or foreign law, including, without limitation, Section 409A.

18. *No Third-Party Beneficiaries.* Except as expressly provided in an award Agreement, neither the Plan nor any award agreement will confer on any person other than the Company and the grantee of any award any rights or remedies thereunder. The exculpation and indemnification provisions of Section 1.8 will inure to the benefit of a Covered Person's estate and beneficiaries and legatees.

19. *Successors and Assigns of the Company.* The terms of the Plan will be binding upon and inure to the benefit of the Company and any successor entity, including as contemplated by Section 6.3.

20. *Approval of Plan.* The Plan and all grants and awards made hereunder shall be null and void if the adoption of the Plan is not approved by the affirmative vote of a majority of the shares of common stock present in person or represented by proxy at the next meeting of stockholders following the Board's adoption of the Plan.





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